As filed with the Securities and Exchange Commission on February 2, 2012

File No. 333-179258

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

PositiveID Corporation

(Exact name of registrant as specified in its charter)

Delaware	3669	06-1637809
(State or other jurisdiction of	(Primary Standard	(I.R.S. Employer
incorporation or	Industrial	Identification Number)
organization)	Classification Code
Number)

1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8008
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

William J. Caragol
Chief Executive Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Phone: (561) 805-8008
Fax: (561) 805-8001

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Tammy Knight, Esq.
Holland & Knight LLP
515 East Las Olas Boulevard, Suite 1200
Fort Lauderdale, Florida 33301
Phone: (954) 525-1000
Fax: (954) 463-2030

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2012

PROSPECTUS

POSITIVEID CORPORATION

23,470,450
Shares of
Common Stock

This prospectus relates to the resale of up to 23,470,450 shares of our common stock by the selling stockholders described in the section entitled “Selling Security Holders” beginning on page 39 of this prospectus.

The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” beginning on page 41 of this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We will pay all expenses incurred in effecting the registration statement of which this prospectus constitutes a part.

Our shares of common stock are quoted on the OTC Bulletin Board under the symbol “PSID.OB.” On February 1, 2012, the last reported sale price of our common stock was $0.14 per share.

Our principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8008.

INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is _____________, 2012.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

THE OFFERING	4

RISK FACTORS	5

INFORMATION REGARDING FORWARD LOOKING STATEMENTS	11

USE OF PROCEEDS	13

MARKET FOR REGISTRANT’S COMMON EQUITY	13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	14

OUR BUSINESS	20

OUR MANAGEMENT	25

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	32

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	35

SELLING SECURITY HOLDERS	39

PLAN OF DISTRIBUTION	41

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK	43

LEGAL MATTERS	48

EXPERTS	48

WHERE YOU CAN FIND MORE INFORMATION ABOUT US	58

INDEX TO FINANCIAL STATEMENTS	F-1

i

PROSPECTUS SUMMARY

The following is a brief summary of certain information contained elsewhere in this prospectus. This summary is not intended to be a complete description of the matters covered in this prospectus and is qualified in its entirety by reference to the more detailed information contained in this prospectus. You are urged to read this prospectus in its entirety, including the financial statements and related notes and the “Risk Factors” section. Unless the context requires otherwise, “we,” “us,” “our,” “PositiveID” and the “Company” and similar terms collectively refer to PositiveID Corporation and its wholly-owned subsidiaries.

Our Business

Overview

We have historically developed, marketed and sold radio frequency identification, referred to as RFID, systems used for the identification of people in the healthcare market.  Beginning in early 2011, we have focused our strategy on the growth of our HealthID segment, including the continued development of our GlucoChip, our Easy Check breath glucose detection device, our iglucose wireless communication system, and potential strategic acquisition opportunities of businesses that are complementary to our HealthID business.

In May 2011 and consistent with this strategy, we acquired MicroFluidic Systems, or MicroFluidic, pursuant to which MicroFluidic became our wholly-owned subsidiary.  MicroFluidic specializes in the production of automated instruments for a wide range of applications in the detection and processing of biological samples, ranging from rapid medical testing to airborne pathogen detection for homeland security. MicroFluidic’s substantial portfolio of intellectual property related to sample preparation and rapid medical testing applications are complementary to our portfolio of virus detection and diabetes management products. Since its inception, MicroFluidic has received over $45 million in U.S. Government contracts, primarily from the Department of Homeland Security, or DHS. Since our acquisition of MicroFluidic, we have submitted, or are in the process of submitting, bids on various potential U.S. Government contracts totaling in excess of $30 million, and are planning to pursue the DHS’s third generation Biowatch program (for the development of networked, autonomous, bioagent detection systems).  DHS has estimated the first contract period to be five years and has projected the Request for Proposal for this program will be issued during the first half of 2012.

HealthID Segment

Our HealthID segment is currently focused on the development of three products: (1) the GlucoChip, a glucose-sensing microchip, based on our proprietary intellectual property which is being developed in conjunction with Receptors LLC, or Receptors, (2) iglucose, a stand-alone, self-contained unit that automatically queries a diabetic user’s data-capable glucometer for blood glucose data and sends that data via machine-to-machine technology to the iglucose online database, and (3) Easy Check, a non-invasive breath glucose detection system, based on the correlation of acetone in exhaled breath to blood glucose levels.

In July 2011, we submitted a 510(k) pre-market notification application for our iglucose wireless communication system to the U.S. Food and Drug Administration, or FDA. In November 2011, we obtained FDA clearance, and we expect to launch iglucose commercially in early 2012.

Through the end of 2011, our HealthID segment also included the VeriMed system, which uses an implantable passive RFID microchip, or the VeriChip, that is used in patient identification applications. Each implantable microchip contains a unique verification number that is read when it is scanned by our scanner. In October 2004, the FDA cleared our VeriMed system for use in medical applications in the United States. We had not actively marketed the VeriMed system since early 2008.

On January 11, 2012, we contributed certain assets and liabilities related to the VeriChip business, as well as all of the assets and liabilities relating to our Health Link business, which is a patient-controlled, online repository to store personal health information, to our wholly-owned subsidiary, PositiveID Animal Health Corporation, or Animal Health.  We ceased actively marketing the VeriChip business in January 2008 and the Health Link business in September 2010.  The term “VeriChip business” does not include the GlucoChip or any product or application involving blood glucose detection or diabetes management.

On January 11, 2012, VeriTeQ Acquisition Corporation, or VeriTeQ, which is owned and controlled by Scott R. Silverman, our former chairman and chief executive officer, purchased all of the outstanding capital stock of Animal Health in exchange for a secured promissory note in the amount of $200,000 and 4 million shares of common stock of VeriTeQ representing a 10% ownership interest.  In connection with the sale, we entered into a license agreement with VeriTeQ dated January 11, 2012, or the License Agreement, which grants VeriTeQ a license to utilize our bio-sensor implantable RFID device that is protected under United States Patent No. 7,125,382, “Embedded Bio Sensor System” for the purpose of designing and constructing, using, selling and offering to sell products or services related to the VeriChip business, but excluding the GlucoChip, or any product or application involving blood glucose detection or diabetes management.  We will receive royalties in the amount of ten percent on all gross revenues arising out of or relating to VeriTeQ’s sale of products, whether by license or otherwise, specifically relating to the patent, and a royalty of twenty percent on gross revenues that are generated under the Development and Supply Agreement between us and Medical Components, Inc., or Medcomp, dated April 2, 2009. Our right to the Medcomp royalty payments will terminate three years following written clearance by the FDA of the Medcomp product that incorporates the VeriChip product.

We also entered into a shared services agreement with VeriTeQ on January 11, 2012, or the Shared Services Agreement, which requires that we provide certain services to VeriTeQ in exchange for $30,000 per month.  The term of the Shared Services Agreement commences on the earlier of (i) commencement of due diligence by VeriTeQ on a merger or public shell target or (ii) February 1, 2012. The first payment for such services is not payable until VeriTeQ receives gross proceeds of a financing of at least $500,000.

ID Security Segment

Our ID Security segment included our Identity Security suite of products, sold through our NationalCreditReport.com brand and our Health Link personal health record, or PHR, business. Our NationalCreditReport.com business was acquired in conjunction with the acquisition of Steel Vault Corporation, or Steel Vault, in November 2009. NationalCreditReport.com offered consumers a variety of identity security products and services primarily on a subscription basis. These services helped consumers protect themselves against identity theft or fraud and understand and monitor their credit profiles and other personal information, which included credit reports, credit monitoring and credit scores. Beginning in early 2011, we ceased acquiring new subscribers to our identity security and credit reporting businesses, and on July 22, 2011, we completed the sale of the identity security and credit reporting business for total consideration of $750,000.

As a result of the sale of our NationalCreditReport.com business in July 2011, we now operate in one segment and are not currently generating revenue.

Preferred Stock Financing

On January 17, 2012, we sold $500,000 in shares of our redeemable, convertible Series H Preferred Stock, or the Series H Stock, at $1,000 per share to Ironridge Technology Co., a division of Ironridge Global IV, Ltd., or Ironridge, pursuant to a preferred stock purchase agreement, or the Preferred Stock Purchase Agreement.

The Series H Stock will accrue dividends in the amount of 4.5% per annum, subject to increase if the closing price of our common stock falls below $0.125 per share, up to a maximum rate of 10% per annum.  The dividends are payable quarterly, at our option, in cash or shares of our common stock. If we opt to pay the dividends in shares of our common stock, the shares will be valued at the lower of the conversion price or a 15% discount to the closing price of our common stock on the trading day immediately preceding the dividend payment date.  Ironridge may convert the Series H Stock into shares of our common stock at any time at an initial conversion price of $0.15 per common share plus a make-whole adjustment equal to accrued but unpaid dividends and dividends that otherwise would be due through the 10th anniversary of the Series H Stock. We may convert the Series H Stock if the closing price of our common stock exceeds 200% of the conversion price, and certain other conditions are met. Ironridge will be prohibited, however, from converting the Series H Stock into shares of our common stock if, as a result of such conversion, Ironridge with its affiliates, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding.

As of February 1, 2012, Ironridge has converted 150 shares of Series H Stock into 1,588,430 shares of our common stock.

Securities Purchase Agreement

On January 13, 2012, we entered into a securities purchase agreement with Ironridge, or the Securities Purchase Agreement. The Securities Purchase Agreement provides that 15 trading days after the date that the registration statement registering Ironridge’s resale of the shares it may receive under the Securities Purchase Agreement, is declared effective by the Securities and Exchange Commission, we have the obligation to sell to Ironridge, and Ironridge must purchase from us, up to $10,000,000 of shares of our common stock over a 24-month period. We will do continuous draw downs of 1,000,000 shares under the Securities Purchase Agreement unless we send a notice suspending the draw downs. The draw down pricing period is the number of consecutive trading days necessary for 3 million shares of our common stock to trade, provided that for the first draw down, the draw down pricing period is the 15 day trading period after the effective date of the registration statement. Only one draw down will be allowed in each draw down pricing period.

The price per share will be equal to 90% of the average of the daily volume-weighted average price, or VWAP, on each trading day during the prior draw down pricing period, not to exceed the average of any three daily VWAPs during the prior draw down pricing period.  For purposes of a recommencement of draw downs following a suspension of draw downs, the purchase price per share will be equal to the lower of the foregoing and the closing price of our common stock on the trading day prior to the recommencement date.  For purposes of the first draw down, the price per share will be equal to the VWAP for the 15 consecutive trading days after the effective date of the registration statement.

Ironridge will also receive a commitment fee of 1,500,000 shares of our common stock, or the Commitment Fee Shares, issuable on the effective date of the registration statement. Additionally, Ironridge will receive a success fee of $500,000 payable in shares of our common stock, or the Success Fee Shares, on the earlier of:

•

Ironridge purchasing more than $9,000,000 of our common stock under the Securities Purchase Agreement;

•

an aggregate of 60 trading days during which draw downs have been suspended has elapsed; or

•

the end of the term of the Securities Purchase Agreement.

The success fee will be shares of common stock equal to $500,000 divided by the lesser of:

•

the closing ice on the trading day immediately prior to the effective date of the registration statement; or

•

the closing price on the trading day before the date Ironridge receives the shares.

However, if the Success Fee Shares are issued because the Securities Purchase Agreement terminated, the $500,000 will be pro rated by the portion of the $9,000,000 shares of our common stock that Ironridge actually purchased

We will deliver the shares sold to Ironridge by the third trading day following the applicable draw down pricing period.  Ironridge is entitled to liquidated damages in connection with certain delays in the delivery of any draw down shares.

No sale of shares may be made under the Securities Purchase Agreement if Ironridge would beneficially own more than 9.99% of our outstanding shares.  The customary terms and conditions associated with Ironridge’s registration rights are set forth in a Registration Rights Agreement that was also entered into by us and Ironridge on January 13, 2012.

Address

Our principal executive offices are located at PositiveID Corporation, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8008.

THE OFFERING

Securities being offered by the selling security holders:	23,470,450 (1) shares of our common stock, par value $0.01

Common stock outstanding before this offering	81,346,659 (2) shares

Use of proceeds:	We will not receive any proceeds from the sale of our common stock by the selling security holders listed in this prospectus under “Selling Security Holders.”

Risk factors:	See “Risk Factors” beginning on page 5 for a discussion of factors you should consider carefully before deciding to invest in our common stock.

OTC Bulletin Board symbol for our common stock	PSID.OB

(1)

An aggregate of 23,470,450 shares of our common stock, par value $0.01 per share, held the by selling stockholders described in the section entitled “Selling Security Holders” beginning on page 39 of this prospectus.

(2)   The number of shares of our common stock outstanding before this offering is based on 81,346,659 shares outstanding as of February 1, 2012, which excludes:

•

4,143,992 shares of our common stock issuable upon exercise of outstanding stock options having a weighted average exercise price of $1.52 per share, under and outside of our stock plans;

•

2,723,000 additional shares of our common stock reserved for future issuance under the VeriChip Corporation 2002 Flexible Stock Plan, VeriChip Corporation 2005 Flexible Stock Plan, VeriChip Corporation 2007 Stock Incentive Plan, VeriChip Corporation 2009 Stock Incentive Plan, PositiveID Corporation 2011 Stock Incentive Plan, and SysComm International Corporation 2001 Flexible Stock Plan;

•

304,000 shares of our common stock issuable upon exercise of outstanding warrants having a weighted average exercise price of $0.65 per share;

•

5,000,000 shares of restricted common stock issuable to our chief executive officer and current chairman of the Board of Directors pursuant to his amended employment and non-compete agreement dated December 7, 2011;

•

6,912,000 shares of our common stock issuable upon conversion of outstanding Series F Preferred Stock and Series H Preferred Stock; and

•

Success Fee Shares, Commitment Fee Shares and shares of our common stock issuable to Ironridge under the Securities Purchase Agreement, pursuant to which we have filed a registration statement for the registration of 14,000,000 shares of common stock.

Unless otherwise stated, outstanding share information throughout this prospectus excludes such outstanding preferred stock and options and warrants to purchase shares of common stock and shares available for issuance.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks described below together with all of the other information in this prospectus, including our consolidated financial statements and the related notes, before making a decision to invest in our common stock. The following risks and the risks described elsewhere in this prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially affect our business, prospects, financial condition, operating results and cash flows. If any these risks materialize, the trading price of our common stock could decline, and you may lose all or part of your investment. See also the information contained under the heading “Information Regarding Forward Looking Statements” immediately below.

Risks Related to the Operations and Business of PositiveID

We have a history of losses and expect to incur additional losses in the future. We are unable to predict the extent of future losses or when we will become profitable.

For the year ended December 31, 2010 and the nine months ended September 30, 2011, we experienced net losses of $15.9 million and $12.1 million, respectively, and our accumulated deficit at September 30, 2011 was $82.0 million. We reported no revenue or gross profit from continuing operations for the three or nine months ended September 30, 2011. Until one or more of the products under development in our HealthID segment is successfully brought to market, we do not anticipate generating significant revenue or gross profit. Further, MicroFluidic reported no revenue or gross profit during the period from the date of acquisition of May 23, 2011 through September 30, 2011 as it had no active contracts during this period. MicroFluidic has submitted, or is the process of submitting, bids on various potential new U.S. Government contracts; however, there can be no assurance that we will be successful in obtaining any such new or other contracts. These conditions raise substantial doubt as to our ability to continue as a going concern.

We expect to continue to incur operating losses for the near future. Our ability in the future to achieve or sustain profitability is based on a number of factors, many of which are beyond our control. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

Our financial statements indicate conditions exist that raise substantial doubt as to whether we will continue as a going concern.

Our unaudited financial statements for the quarter ended September 30, 2011 indicate conditions exist that raise substantial doubt as to whether we will continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain financing to fund the continued development of our HealthID products, the operations of MicroFluidic, and working capital requirements. If we cannot continue as a going concern, our stockholders may lose their entire investment.

We may experience difficulties in integrating MicroFluidic's business and realizing the expected benefits of the acquisition of MicroFluidic.

Our ability to achieve the benefits we anticipate from the acquisition of MicroFluidic will depend in large part upon whether we are able to integrate MicroFluidic's business into our business in an efficient and effective manner. Because our business and the business of MicroFluidic differ, we may not be able to integrate MicroFluidic's business smoothly or successfully and the process may take longer than expected. The integration of certain operations and the differences in operational culture may require the dedication of significant management resources, which may distract management's attention from day-to-day business operations. If we are unable to successfully integrate the operations of MicroFluidic's business into our business, we may be unable to realize the revenue growth, synergies and other anticipated benefits we expect to achieve as a result of the acquisition of MicroFluidic and our business and results of operations could be adversely affected.

MicroFluidic's government contracts and subcontracts are generally subject to a competitive bidding process that may affect our ability to win contract awards or renewals in the future.

MicroFluidic has submitted, or is in the process of submitting, bids on various potential U.S. Government contracts totaling in excess of $30 million. We bid on government contracts through a formal competitive process in which we may have many competitors. If awarded, upon expiration, these contracts may be subject, once again, to a competitive renewal process if applicable. We may not be successful in winning contract awards or renewals in the future. Our failure to renew or replace existing contracts when they expire could have a material adverse effect on our business, financial condition, or results of operations.

Contracts and subcontracts with U.S. government agencies that we may be awarded will be subject to competition and will be awarded on the basis of technical merit, personnel qualifications, experience, and price. Our business, financial condition, and results of operations could be materially affected to the extent that U.S. government agencies believe our competitors offer a more attractive combination of the foregoing factors. In addition, government demand and payment for our products may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting demand for our products.

Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

There have been changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, and new regulations promulgated by the Securities and Exchange Commission, or SEC. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Our board members and executive officers could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, we could be subject to liability under applicable laws or our reputation may be harmed.

We depend on key personnel to manage our business effectively, and, if we are unable to hire, retain or motivate qualified personnel, our ability to design, develop, market and sell our systems could be harmed.

Our future success depends, in part, on certain key employees, including William J. Caragol, our chairman of the Board of Directors and chief executive officer and Bryan D. Happ, our chief financial officer, as well as key technical and operations personnel, and on our ability to attract and retain highly skilled personnel. The loss of the services of any of our key personnel may seriously harm our business, financial condition and results of operations. In addition, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly operations, finance, accounting, sales and marketing personnel, may also seriously harm our business, financial condition and results of operations. Our ability to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future.

We will continue to incur the expenses of complying with public company reporting requirements.

We have an obligation to continue to comply with the applicable reporting requirements of the Securities and Exchange Act of 1934, or the Exchange Act, which includes the filing with the SEC of periodic reports, proxy statements and other documents relating to our business, financial conditions and other matters, even though compliance with such reporting requirements is economically burdensome.

Directors, executive officers, principal stockholders and affiliated entities own a significant percentage of our capital stock, and they may make decisions that you do not consider to be in the best interests of our stockholders.

As of February 1, 2012, our current directors and executive officers beneficially owned, in the aggregate, approximately 6.5% of our outstanding voting securities and our former chairman of the Board of Directors beneficially owns approximately 35.0% of our outstanding voting securities as of February 1, 2012. In addition, we are required to issue 5,000,000 shares of restricted common stock to our chief executive officer and current chairman of the Board of Directors pursuant to his amended employment and non-compete agreement dated December 7, 2011. As a result, if some or all of them acted together, they would have the ability to exert substantial influence over the election of the Board of Directors and the outcome of issues requiring approval by our stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control of PositiveID that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

Risks Related to Our Product Development Efforts

We and our development partner Receptors are in the early stages of developing an in vivo glucose-sensing RFID microchip, the effectiveness of which is unproven.

We and our development partner, Receptors, are engaged in the research and development of applying Receptors’ patented AFFINITY by DESIGNTM CARATM platform to the research and development of an in vivo glucose-sensing RFID microchip. The effectiveness of this sensor/microchip system is yet to be determined. As a result, there can be no assurance that we and Receptors will be able to successfully employ this development-stage product as a diagnostic solution for the detection of glucose in vivo. Any failure to establish the efficacy or safety of this development-stage product could have a material adverse effect on our business, results of operations, and financial condition.

Our product research and development activities may not result in a commercially-viable in vivo glucose-sensing RFID microchip, Easy Check breath glucose detection system, or iglucose wireless communication device.

All of our products are in the early stages of development, and are therefore prone to the risks of failure inherent in diagnostic product development. We or Receptors may be required to complete and undertake significant clinical trials to demonstrate to the FDA that these products are safe and effective to the satisfaction of the FDA and other non-United States regulatory authorities for their respective, intended uses, or are substantially equivalent in terms of safety and effectiveness to existing, lawfully-marketed, non-premarket approved devices. Clinical trials are expensive and uncertain processes that often take years to complete. Failure can occur at any stage of the process, and successful early positive results do not ensure that the entire clinical trial or later clinical trials will be successful. Product candidates in clinical-stage trials may fail to show desired efficacy and safety traits despite early promising results. If the research and development activities of us or Receptors do not result in commercially-viable products, our business, results of operations, financial condition, and stock price could be adversely affected.

Even if the FDA or similar non-United States regulatory authorities grant us regulatory approval of a product, the approval may take longer than we anticipate and may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow up studies. Moreover, if we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

We anticipate future losses and will require additional financing, and our failure to obtain additional financing when needed could force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We anticipate future losses and therefore may be dependent on additional financing to execute our business plan. In particular, we will require additional capital to continue to conduct the research and development and obtain regulatory clearances and approvals necessary to bring any future products to market and to establish effective marketing and sales capabilities for existing and future products. Our operating plan may change, and we may need additional funds sooner than anticipated to meet our operational needs and capital requirements for product development, clinical trials and commercialization. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may terminate or delay the development of one or more of our products, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize our products. Therefore, we do not know whether any planned development phases or clinical trials for the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, or the iglucose wireless communication device will be completed on schedule, or at all. Furthermore, we cannot guarantee that any planned development phases or clinical trials will begin on time or at all.

Our future capital requirements will depend on many factors, including: the costs of expanding our sales and marketing infrastructure and manufacturing operations; the degree of success we experience in developing and commercializing the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iglucose wireless communication device; the number and types of future products we develop and commercialize; the costs, timing and outcomes of regulatory reviews associated with our current and future product candidates; the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and the extent and scope of our general and administrative expenses.

Our future product development efforts may not yield marketable products due to results of studies or trials, failure to achieve regulatory approvals or market acceptance, proprietary rights of others or manufacturing issues.

Development of a product candidate requires substantial technical, financial and human resources. Our potential product candidates may appear to be promising at various stages of development yet fail to timely reach the market for a number of reasons, including: the lack of adequate quality or sufficient prevention benefit, or unacceptable safety during preclinical studies or clinical trials; our or our collaborative development partners’ failure to receive necessary regulatory approvals on a timely basis, or at all; the existence of proprietary rights of third parties; or the inability to develop manufacturing methods that are efficient, cost-effective and capable of meeting stringent regulatory standards.

Our industry changes rapidly as a result of technological and product developments, which may quickly render our product candidates less desirable or even obsolete. If we are unable or unsuccessful in supplementing our product offerings, our revenue and operating results may be materially adversely affected.

The industry in which we operate is subject to rapid technological change. The introduction of new technologies in the market, including the delay in the adoption of these technologies, as well as new alternatives for the delivery of products and services will continue to have a profound effect on competitive conditions in this market. We may not be able to develop and introduce new products, services and enhancements that respond to technological changes on a timely basis. If our product candidates are not accepted by the market as anticipated, if at all, our business, operating results, and financial condition may be materially and adversely affected.

If we or Receptors are unable to develop and later market the products under development in a timely manner or at all, or if competitors develop or introduce similar products that achieve commercialization before our products enter the market, the demand for our products may decrease or the products could become obsolete.

Our products will operate in competitive markets, where competitors may already be well established. We expect that competitors will continue to innovate and to develop and introduce similar products that could be competitive in both price and performance. Competitors may succeed in developing or introducing similar products earlier than us or Receptors, obtaining regulatory approvals and clearances for such products before our products are approved and cleared, or developing more effective products. In addition, competitors may have products that have already been approved or are in a stage of advanced development, which may achieve commercialization before our products enter the market.

If a competitor’s products reach the market before our products, they may gain a competitive advantage, impair the ability of us or Receptors to commercialize the products, or render the products obsolete. There can be no assurance that developments by competitors will not render our products obsolete or noncompetitive. Our financial performance may be negatively impacted if a competitor’s successful product innovation reaches the market before our products or gains broader market acceptance.

We believe that our products have certain technological advantages, but maintaining these advantages will require continual investment in research and development, and later in sales and marketing. There is no guarantee that we or Receptors will be successful in maintaining these advantages. Nor is there any guarantee that we or Receptors will be successful in completing development of our products in any clinical trials or in achieving sales of our products, or that future margins on such products will be acceptable.

Risks Occasioned by the Xmark Transaction

We will be unable to compete with Xmark’s business for four years from the date of closing.

We have agreed that, for a period of four years after the closing of the Xmark Transaction, or July 2012, we will not (i) directly or indirectly participate with, control or own an interest in any entity that is engaged in the business of manufacturing, selling, financing, supplying, marketing or distributing infant security systems, wander prevention systems, asset/personnel and identification systems, and vibration monitoring instruments anywhere in the world or (ii) solicit, induce, encourage or attempt to persuade any employee of Xmark to terminate his or her employment relationship with Xmark, or offer to hire any Xmark employee. Our VeriMed business is not deemed to compete with Xmark’s business. However, the non-compete provisions will restrict our ability to engage in any business that competes with Xmark’s business until July 2012.

We may be liable for pre-closing period tax obligations of Xmark.

In January 2010, Stanley Canada Corporation, or Stanley, who purchased Xmark from us, received a notice from the Canadian Revenue Agency, or the CRA, that the CRA would be performing a review of Xmark’s Canadian tax returns for the periods 2005 through 2008. This review covers all periods that we owned Xmark. In February 2011, and as revised on November 9, 2011, Stanley received a notice from the CRA that the CRA completed its review of the Xmark returns and was questioning certain deductions on the tax returns under review. In addition, on January 20, 2012, we received an indemnification claim notice from Stanley related to the matter. We do not agree with the position taken by the CRA and continue to dispute such findings. Based on our review of the correspondence and evaluation of the supporting detail, we believe that we have adequately accrued for this dispute. However, there can be no assurance that the ultimate resolution of this dispute will not have a material negative impact on our historical tax liabilities or results of operations.

Industry and Business Risks Related to Our HealthID Business

We may never achieve market acceptance or significant sales of our healthcare products or systems.

Through September 30, 2011, substantially all of our HealthID products were under development and had generated only nominal revenue. We may never achieve market acceptance or more than nominal or modest sales of these products and systems.

We are currently focused on the development of the glucose sensing microchip and the development of other sensor applications, and our iglucose and Easy Check systems and are considering and will review other strategic opportunities. However, there can be no assurance that we will be able to successfully develop or implement such options or strategic alternatives.

Implantation of our implantable microchip may be found to cause risks to a person’s health, which could adversely affect sales of our systems that incorporate the implantable microchip.

The implantation of our implantable microchip may be found, or be perceived, to cause risks to a person’s health. Potential or perceived risks include adverse tissue reactions, migration of the microchip and infection from implantation. There have been articles published asserting, despite numerous studies to the contrary, that the implanted microchip causes malignant tumor formation in laboratory animals. If more people are implanted with our implantable microchip, it is possible that these and other risks to health will manifest themselves. Actual or perceived risks to a person’s health associated with the microchip implantation process could result in negative publicity could damage our business reputation, leading to loss in sales of our other systems targeted at the healthcare market which would harm our business and negatively affect our prospects.

In connection with its acquisition of our VeriChip business, VeriTeQ agreed to indemnify us for any liabilities relating to our implantable microchip. If VeriTeQ is unable to fulfill indemnity obligations, we would be responsible for payment of such liabilities, which could have a material adverse impact on our financial condition.

Risks Related to Our Common Stock

We failed to meet applicable Nasdaq Stock Market requirements and as a result our stock was delisted by the Nasdaq Stock Market, which could adversely affect the market liquidity of our common stock and harm our businesses.

We were out of compliance with Nasdaq’s minimum bid price requirement since the second half of 2010.  As of June 30, 2011, we did not meet the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. On August 11, 2011, we were granted a temporary extension of time, as permitted under Nasdaq's Listing Rules, to comply with the $1.00 per share minimum bid price requirement for continued listing, which is typically accomplished by means of a reverse stock split. On August 26, 2011, we received the requisite favorable vote of our stockholders with respect to the proposal to authorize our Board of Directors, in its discretion, to amend our certificate of incorporation to effect a reverse stock split of our common stock; however, for various reasons, the Board of Directors decided to not effect a reverse stock split.

On August 31, 2011, we received notification that our stock was being delisted from The Nasdaq Capital Market in connection with a bid price deficiency. On September 1, 2011, our common stock began trading on the OTC Bulletin Board under the trading symbol PSID.OB. We continue to file periodic reports with the SEC in accordance with the requirements of Section 12(g) of the Exchange Act, as amended.

Our delisting from Nasdaq could adversely affect the market liquidity of our common stock and harm our business and may hinder or delay our ability to consummate potential strategic transactions or investments. Such delisting could also adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Future sales of capital stock may cause our stock price to fall, including sales of shares to Ironridge pursuant to previous financing agreements with Ironridge and the resale of such shares by Ironridge.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. As of February 1, 2012, we had 81,346,659 shares of common stock outstanding and we had warrants to purchase 304,000 shares of common stock and options to purchase 4,143,992 shares of common stock outstanding. All of the shares of common stock issuable upon exercise of our outstanding warrants and any vested options will be freely tradable without restriction under the federal securities laws unless sold by our affiliates. In addition, we are required to issue 5,000,000 shares of restricted common stock issuable to our chief executive officer and current chairman of the Board of Directors pursuant to his amended employment and non-compete agreement dated December 7, 2011.

On July 28, 2011, we sold 6,811,989 shares of our common stock to Ironridge Global Technology, an affiliate of Ironridge, under the common stock purchase agreement between us and Ironridge Global Technology dated July 27, 2011. We also sold to Ironridge Global III, LLC, an affiliate of Ironridge, or Ironridge Global, 1,500 shares of our Series F Preferred Stock under the preferred stock purchase agreement between us and Ironridge Global dated July 27, 2011. Additionally, we sold 500 shares of our Series H Stock to Ironridge pursuant to the Preferred Stock Purchase Agreement of which 350 shares of our Series H Stock are outstanding. The shares of common stock Ironridge Global IV, Ltd., Ironridge Global and Ironridge may receive under these agreements are freely tradable and they may promptly sell the shares we issue to them in the public markets. Such sales, and the potential for such sales, could cause the market price of our shares to decline significantly.

We do not anticipate declaring any cash dividends on our common stock.

In July 2008 we declared, and in August 2008 we paid, a special cash dividend of $15.8 million on our capital stock. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions, terms of financing arrangements and other factors that our Board of Directors may deem relevant. In addition, our Certificates of Designation for shares of Series C, Series F and Series H Preferred Stock prohibit the payment of cash dividends on our common stock while any such shares of preferred stock are outstanding.

Our shares may be defined as "penny stock," the rules imposed on the sale of the shares may affect your ability to resell any shares you may purchase, if at all.

Shares of our common stock may be defined as a “penny stock” under the Exchange Act, and rules of the SEC.  The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse, or in transactions not recommended by the broker-dealer.  For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the SEC. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock and may also affect your ability to resell any shares you may purchase in this offering in the public markets.

The success and timing of development efforts, clinical trials, regulatory approvals, product introductions, collaboration and licensing arrangements, any termination of development efforts and other material events could cause volatility in our stock price.

Since our common stock is thinly traded, its trading price is likely to be highly volatile and could be subject to extreme fluctuations in response to various factors, many of which are beyond our control, including (but not necessarily limited to):

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success or lack of success of the development partnership between us and Receptors and related development costs;

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success or lack of success and timing of regulatory filings and approvals for the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iglucose wireless communication device;

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success or lack of success and timing of commercialization and product introductions of the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iglucose wireless communication device;

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introduction of competitive products into the market;

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results of clinical trials for the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iglucose wireless communication device;

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a finding that Receptors’ patented AFFINITY by DESIGNTM CARATM platform, or patents related to the Easy Check breath glucose detection system or the iglucose wireless communication device are invalid or unenforceable;

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a finding that the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iglucose wireless communication device infringes the patents of a third party;

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our ability to obtain patents on the Easy Check breath glucose detection system and the iglucose wireless communication device;

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payment of any royalty payments under licensing agreements;

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unfavorable publicity regarding us, Receptors, or either of the companies’ products or competitive products;

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termination of development efforts for the GlucoChip, which is the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, or the iglucose wireless communication device;

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timing of expenses we may incur with respect to any license or acquisition of products or technologies; and

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termination of development efforts of any product under development or any development or collaboration agreement.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market price of our common stock.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different than the results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Forward-looking statements can generally be identified by forward-looking words and phrases such as “anticipate,” “believe,” “could,” “potential,” “continues,” “estimate,” “seek,” “predict,” “designed,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” and other similar expressions that denote expectations of future or conditional events rather than statement of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon management’s current plans and beliefs or current estimates of future results or trends. Specifically, this prospectus contains forward-looking statements regarding:

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that we expect to launch the iglucose product commercially in early 2012;

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the expectation that operating losses will continue through 2012, and that until we are able to achieve profits, we intend to continue to seek to access the capital markets to fund the development of our HealthID products;

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that we seek to structure our research and development on a project basis to allow management of costs and results on a discrete short term project basis, the expectation that doing so may result in quarterly expenses that rise and fall depending on the underlying project status, and the expectation that this method of managing projects may allow us to minimize our firm fixed commitments at any given point in time;

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that based on our review of the correspondence and evaluation of the supporting detail involving the Canada Revenue Agency audit, we do not believe that the ultimate resolution of this dispute will have a material negative impact on our historical tax liabilities or results of operations;

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that we intend to continue to explore strategic acquisition opportunities of businesses that are complementary to ours;

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that we do not anticipate declaring any cash dividends on our common stock;

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that our ability to continue as a going concern is dependent upon our ability to obtain financing to fund the continued development of our HealthID products, the operations of MicroFluidic and working capital requirements;

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that MicroFluidic is planning to pursue the DHS third generation Biowatch program (for the development of networked, autonomous, bioagent detection system) of which DHS estimated the first contract period to be five years;

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that we believe that with our current cash resources, our expected access to capital under the Ironridge financing arrangements, and, if necessary, delaying and/or reducing certain research, development and related activities and costs, that we will have sufficient funds available to meet our working capital requirements for the near-term future;

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our ability to improve diabetics’ lives while helping them manage their healthy glucose levels, thereby decreasing the risk of diabetes-related complications and reducing medical costs;

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that our products have certain technological advantages, but maintaining these advantages will require continual investment in research and development, and later in sales and marketing;

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that we are in substantial compliance with all FCC requirements applicable to our products and systems;

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that the successful development and commercialization of our glucose-sensing microchip could negate the need for diabetics to draw blood samples multiple times each day;

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that our Phase III development will test the biocomatability of the semi-permeable membrane that will encase the GlucoChip;

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that if any of our manufacturers or suppliers were to cease supplying us with system components, we would be able to procure alternative sources without material disruption to our business, and that we plan to continue to outsource any manufacturing requirements of our current and under development products;

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that patients implanted with our glucose-sensing microchip, if successfully developed, could get a rapid reading of their blood sugar with a simple wave of a handheld scanner;

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the ability of iglucose to provide next generation, real time data to improve diabetes management and help ensure patient compliance, data accuracy and insurance reimbursement;

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the iglucose wireless communication device being the first to address the Medicare requirement for durable medical equipment manufacturers and pharmacies to maintain glucose level logs and records for the millions of high-frequency diabetes patients;

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that the use of a heavy molecule to generate a chemical reaction that can be reliably measured may prove the close correlation between acetone concentration found in a patient’s exhaled breath and glucose found in his or her blood and the possible elimination of a patient’s need to prick his or her finger multiple times per day to get a blood sugar reading; and

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that we will receive royalties in the amount of ten percent on all gross revenues arising out of or relating to VeriTeQ’s sale of products, whether by license or otherwise, specifically relating to the United States Patent No. 7,125,382, “Embedded Bio Sensor System”, and a royalty of twenty percent on gross revenues generated under the Development and Supply Agreement between us and Medcomp dated April 2, 2009.

These forward-looking statements are based upon information currently available to us and are subject to a number of risks, uncertainties, and other factors that could cause our actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements include the following as well as the factors under “Risk Factors”:

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our ability to continue as a going concern;

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our ability to successfully consider, review, and if appropriate, implement other strategic opportunities;

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our expectation that we will incur losses, on a consolidated basis, for the foreseeable future;

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our or Receptors’ ability to successfully maintain the technological advances of our products;

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our ability to fund our operations and continued development of our products, including the GlucoChip glucose-sensing microchip, the Easy Check breath glucose detection system and the iglucose wireless communication system, and the operations of our subsidiary, MicroFluidic Systems;

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our ability to obtain and maximize the amount of capital that we will have available to pursue business opportunities in the healthcare sector;

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our ability to successfully develop and commercialize the Easy Check breath glucose detection system and the iglucose wireless communication device and the glucose-sensing microchip, and the market acceptance of these devices;

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our ability to obtain patents on our products, including the Easy Check breath glucose detection system and the iglucose wireless communication device, the validity, scope and enforceability of our patents, and the protection afforded by our patents;

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the potential for costly product liability claims and claims that our products infringe the intellectual property rights of others;

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our ability to comply with current and future regulations relating to our businesses;

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the potential for patent infringement claims to be brought against us asserting that we are violating another party’s intellectual property rights;

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our ability to complete Phase III of the glucose-sensing microchip development program;

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our ability to be awarded government contracts on which MicroFluidic bids;

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our ability to integrate the business of MicroFluidic;

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our ability to establish and maintain proper and effective internal accounting and financial controls;

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our ability to receive royalties under the License Agreement with VeriTeQ; and

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our ability to receive payments from the Shared Services Agreement with VeriTeQ.

Except as required by applicable law, we undertake no obligation to publicly revise any forward-looking statements, whether as a result of new information, future events or for any other reason. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

USE OF PROCEEDS

This prospectus relates to our common stock to be offered for sale for the account of the selling security holders named under the caption “Selling Security Holders” in this prospectus and any amendment to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling security holders.

MARKET FOR REGISTRANT’S COMMON EQUITY

Our common stock is quoted on the OTC Bulletin Board under the symbol “PSID.OB.”  On February 1, 2012, the last reported bid price of our common stock was $0.14 per share.  The following table presents the high and low bid price for our common stock for the periods indicated:

Fiscal Year Ended December 31, 2012	High	Low
Quarter ended March 31, 2012 (through February 1, 2012)	$0.19	$0.11

Fiscal Year Ended December 31, 2011	High	Low
Quarter ended December 31, 2011	$0.30	$0.11
Quarter ended September 30, 2011	$0.42	$0.16
Quarter ended June 30, 2011	$0.51	$0.27
Quarter ended March 31, 2011	$1.09	$0.42

Fiscal Year Ended December 31, 2010	High	Low
Quarter ended December 31, 2010	$0.75	$0.50
Quarter ended September 30, 2010	$1.15	$0.63
Quarter ended June 30, 2010	$1.58	$0.91
Quarter ended March 31, 2010	$1.99	$0.98

Holders

According to the records of our transfer agent, as of February 1, 2012, there were approximately 57 holders of record of our common stock, which number does not reflect beneficial stockholders who hold their stock in nominee or “street” name through various brokerage firms.

Dividend Policy

In July 2008, we declared and in August 2008, we paid a special cash dividend of $15.8 million on our capital stock. Any future determination with respect to the payment of dividends on our common stock will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions, terms of financing arrangements and other factors that our Board of Directors may deem relevant.  In addition, our Certificates of Designation for shares of Series C, Series F and Series H Preferred Stock prohibit the payment of cash dividends on our common stock while any such shares of preferred stock are outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We have historically developed, marketed and sold RFID systems used for the identification of people in the healthcare market.  Beginning in early 2011, we have focused our strategy on the growth of our HealthID segment, including the continued development of our GlucoChip, our Easy Check breath glucose detection device, our iglucose wireless communication system, and potential strategic acquisition opportunities of businesses that are complementary to our HealthID business.

In May 2011 and consistent with this strategy, we acquired MicroFluidic, pursuant to which MicroFluidic became our wholly-owned subsidiary.  MicroFluidic specializes in the production of automated instruments for a wide range of applications in the detection and processing of biological samples, ranging from rapid medical testing to airborne pathogen detection for homeland security. MicroFluidic’s substantial portfolio of intellectual property related to sample preparation and rapid medical testing applications are complementary to our portfolio of virus detection and diabetes management products. Since its inception, MicroFluidic has received over $45 million in U.S. Government contracts, primarily from the DHS. Since our acquisition of MicroFluidic, we have submitted, or are in the process of submitting, bids on various potential U.S. Government contracts totaling in excess of $30 million, and are planning to pursue the DHS’s third generation Biowatch program (for the development of networked, autonomous, bioagent detection systems).  DHS has estimated the first contract period to be five years and has projected the Request for Proposal for this program will be issued during the first half of 2012.

HealthID Segment

Our HealthID segment is currently focused on the development of three products: (1) the GlucoChip, a glucose-sensing microchip, based on our proprietary intellectual property which is being developed in conjunction with Receptors LLC, or Receptors, (2) iglucose, a stand-alone, self-contained unit that automatically queries a diabetic user’s data-capable glucometer for blood glucose data and sends that data via machine-to-machine technology to the iglucose online database, and (3) Easy Check, a non-invasive breath glucose detection system, based on the correlation of acetone in exhaled breath to blood glucose levels.

In July 2011, we submitted a 510(k) pre-market notification application for our iglucose wireless communication system to the FDA. In November 2011, we obtained FDA clearance, and we expect to launch iglucose commercially in early 2012.

Through the end of 2011, our HealthID segment also included the VeriMed system, which uses the VeriChip, that is used in patient identification applications. Each implantable microchip contains a unique verification number that is read when it is scanned by our scanner. In October 2004, the FDA cleared our VeriMed system for use in medical applications in the United States. We had not actively marketed the VeriMed system since early 2008.

ID Security Segment

 Our ID Security segment included our Identity Security suite of products, sold through our NationalCreditReport.com brand and Health Link PHR business. Our NationalCreditReport.com business was acquired in conjunction with the acquisition of Steel Vault in November 2009. NationalCreditReport.com offered consumers a variety of identity security products and services primarily on a subscription basis. These services helped consumers protect themselves against identity theft or fraud and understand and monitor their credit profiles and other personal information, which included credit reports, credit monitoring and credit scores. Beginning in early 2011, we ceased acquiring new subscribers to our identity security and credit reporting businesses, and on July 22, 2011, we completed the sale of the identity security and credit reporting business for total consideration of $750,000.

As a result of the sale of our NationalCreditReport.com business in July 2011, we now operate in one segment and are not currently generating revenue.

Results of Operations

Overview

In connection with our decision to sell the NationalCreditReport.com business in the second quarter of 2011, we classified certain assets of the subsidiary as held for sale in our consolidated balance sheets, and have presented its results of operations as discontinued operations in our consolidated statements of operations for the years ended December 31, 2010 and 2009 and the nine months ended September 30, 2011. Since the sale of NationalCreditReport.com, we are not currently generating revenue.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

Revenue and Gross Profit

We reported no revenue or gross profit from continuing operations for the nine months ended September 30, 2011 and a minimal level of revenue and gross profit from continuing operations for the nine months ended September 30, 2010. Until one or more of the products under development in our HealthID segment is successfully brought to market, we do not anticipate generating significant revenue or gross profit. Further, MicroFluidic reported no revenue or gross profit during the period from the date of acquisition of May 23, 2011 through September 30, 2011 as it had no active contracts during this period. MicroFluidic has submitted, or is the process of submitting, bids on various potential new U.S. Government contracts; however, there can be no assurance that we will be successful in obtaining any such new or other contracts.

Selling, General and Administrative Expense

Selling, general and administrative expense consists primarily of compensation for employees in executive, sales, marketing and operational functions, including finance and accounting, and corporate development. Other significant costs include depreciation and amortization, professional fees for accounting and legal services, consulting fees and facilities costs.

Selling, general and administrative expense increased by approximately $0.9 million, or 12%, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010. The increase was primarily attributable to incremental expense from the MicroFluidic operations since the date of the acquisition, including approximately $0.5 million of direct costs related to the acquisition, and amortization of intangible assets related to the MicroFluidic acquisition, offset in part by a decrease in stock-based compensation for the period.

Stock-based compensation included in selling, general and administrative expense totaled approximately $2.1 million and $3.2 million for the nine months ended September 30, 2011 and 2010, respectively.

Research and Development

Our research and development expense consists primarily of costs associated with various projects, including testing, developing prototypes and related expenses. Our research and development costs include payments to our project partners and acquisition of in process research and development.  We seek to structure our research and development on a project basis to allow the management of costs and results on a discrete short term project basis.  This may result in quarterly expenses that rise and fall depending on the underlying project status.  We expect this method of managing projects to allow us to minimize our firm fixed commitments at any given point in time.

Research and development expense decreased by approximately $0.6 million, or 50%, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010. The decrease was attributable to a decrease in stock-based compensation to consultants and our research and development project partners and a decrease in expensed in-process research and development.

Stock-based compensation included in research and development expense totaled approximately $0.1 million and $0.5 million for the nine months ended September 30, 2011 and 2010, respectively.

Stock Compensation to Related Party

In connection with an amendment to our former chief executive officer’s employment agreement relating to his ceasing to be our chief executive officer, we recorded a non-cash charge of approximately $3.4 million in the third quarter of 2011 related to the value of stock to be issued to the individual pursuant to the amendment.

Loss from Discontinued Operations

Loss from discontinued operations totaled approximately $0.1 million and $3.1 million for the nine months ended September 30, 2011 and 2010, respectively. Historical revenue related to the NationalCreditReport.com business and included in the loss from discontinued operations totaled approximately $1.0 million and $2.2 million for the nine months ended September 30, 2011 and 2010, respectively.

In connection with the decision to sell the NationalCreditReport.com business, the carrying value of the subsidiary’s net assets was written down to their estimated fair value, determined based upon the proceeds realized upon the sale in July 2011. As a result, an impairment of the carrying value of intangible assets of approximately $0.6 million was recognized during the second quarter of 2011 and is included in the loss from discontinued operations for the nine months ended September 30, 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

Revenue was approximately $75,000 for the year ended December 31, 2010 compared to approximately $162,000 for the year ended December 31, 2009. The revenue in 2010 and 2009 was attributable primarily to the sale of our new 8 millimeter microchips to a medical device company for testing purposes in support of their FDA approval process.

Gross Profit

Our cost of sales consists of finished goods and inventory valuation charges. We had a gross profit of approximately $30,000 in 2010 compared to a gross profit of approximately $108,000 in 2009.  The decrease was the result of decreased sales of microchips from 2009 to 2010 as we awaited FDA authorization from our medical device partner.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by approximately $4.4 million to $9.7 million for the year ended December 31, 2010 compared to $5.3 million for the year ended December 31, 2009. This increase was primarily a result of increase of costs resulting from equity based compensation of $3.6 million from 2009 to 2010. For the years ended December 31, 2010 and 2009, we incurred stock-based compensation expense of $5.1 million and $1.5 million, respectively.

Research and Development

Our research and development expense consists primarily of costs associated with the GlucoChip, Easy Check, and iglucose, including scientific research, testing, developing prototypes and demonstration units, and related expenses. Research and development expense was approximately $1.4 million for the year ended December 31, 2010 compared to $0.4 million for the year ended December 31, 2009. Research and development costs represent payments to our project partner and acquisition of in process research and development.

Research and development expense included share based compensation of approximately $0.6 million and $0.2 million for the years ended December 31, 2010 and 2009, respectively.

Loss from Discontinued Operations

Loss from discontinued operations totaled approximately $4.9 million and $10.4 million for the years ended December 31, 2010 and 2009, respectively. Historical revenue related to the NationalCreditReport.com business and included in the loss from discontinued operations totaled approximately $3.0 million and $0.2 million for the years ended December 31, 2010 and 2009, respectively.

In connection with the decision at the end of 2010 to cease acquiring new customers, we evaluated the Steel Vault business model and recoverability of its intangible assets by estimating the projected operating cash flows and estimated residual value of the NationalCreditReport.com business. As a result, we recorded a charge for the impairment of its goodwill of $1.6 million in the fourth quarter of 2010, which is included in the loss from discontinued operations for the year ended December 31, 2010.

Liquidity and Capital Resources

As of September 30, 2011, cash and cash equivalents totaled approximately $0.5 million compared to cash and cash equivalents of approximately $1.8 million at December 31, 2010.

Cash Flows from Operating Activities

Net cash used in operating activities totaled approximately $5.7 million during the nine months ended September 30, 2011 and approximately $7.2 million during the year ended December 31, 2010, primarily to fund operating losses. Net cash used in discontinued operations was approximately $0.5 million and $3.2 million during the nine months ended September 30, 2011 and year ended December 31, 2010, respectively.

Cash Flows from Investing Activities

Investing activities provided cash of approximately $0.7 million for the nine months ended September 30, 2011, primarily related to proceeds received from the sale of NationalCreditReport.com. Net cash used in investing activities was not significant for the year ended December 31, 2010.

Cash Flows from Financing Activities

Financing activities provided cash of approximately $3.7 million and $2.5 million during the nine months ended September 30, 2011 and year ended December 31, 2010, respectively, primarily related to proceeds from the issuance of preferred stock under the financing agreements with Socius CG II, Ltd, or Socius, and Optimus Technology Capital Partners, LLC, or Optimus, as well as from the issuance of preferred stock under the Ironridge financing agreement in the 2011 period. During the year ended December 31, 2010, proceeds from the exercise of stock options provided cash of approximately $0.4 million.

Financial Condition

As of September 30, 2011, we had a working capital deficiency of approximately $1.4 million and an accumulated deficit of approximately $82 million, compared to working capital of approximately $1.5 million and an accumulated deficit of approximately $70 million as of December 31, 2010. The decrease in working capital was primarily due to operating losses for the period, offset in part by proceeds from the sale of NationalCreditReport.com and capital raised through preferred stock financings.

We have incurred operating losses prior to and since the merger that created PositiveID. The current operating losses are the result of selling, general and administrative expenses and the funding of our development projects and products:  the GlucoChip, the iglucose wireless communications system, and the Easy Check breath analysis device.  Operating losses are also due to salary costs, consulting fees, legal, accounting and other general administrative costs. We expect our operating losses to continue through 2012. These conditions raise substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to obtain financing to fund the continued development of our HealthID products, the operations of MicroFluidic, and working capital requirements. Until we are able to achieve operating profits, we will continue to seek to access the capital markets.  Since December 31, 2010, we have raised approximately $3.3 million under the Socius and Optimus financing facilities. In July 2011, we executed an equity financing with Ironridge that provided funding of approximately $1.4 million. Additionally, in January 2012, we raised approximately $0.5 million from the sale of preferred stock to Ironridge and entered into a financing facility with Ironridge which may provide funding up to $10 million subject to certain conditions. The amount of funding available under the $10 million facility overall is largely dependent upon our stock price and trading volume.

We believe that our current cash resources and our expected access to capital under the 2012 Ironridge financing facilities will provide sufficient funds to meet our working capital requirements for the near-term future. In addition and if necessary, we could reduce and/or delay certain discretionary research, development and related activities and costs. However, there can be no assurances that we will be able to derive sufficient funding under the Ironridge facilities or be successful in negotiating additional sources of equity or credit for our long-term capital needs.  Our inability to have continuous access to such financing at reasonable costs could materially and adversely impact our financial condition, results of operations and cash flows, and result in significant dilution to our existing stockholders.

Critical Accounting Policies and Estimates

The following is a description of the accounting policies that our management believes involve a high degree of judgment and complexity, and that, in turn, could materially affect our consolidated financial statements if various estimates and assumptions made in connection with the application of such policies were changed significantly. The preparation of our consolidated financial statements requires that we make certain estimates and judgments that affect the amounts reported and disclosed in our consolidated financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Revenue Recognition

Our revenue recognition policy related to the discontinued ID Security segment was as follows:

Revenue is recognized when persuasive evidence of an arrangement exists, collectability of arrangement consideration is reasonably assured, the arrangement fees are fixed or determinable and delivery of the product or service has been completed. A significant portion of our revenue is derived from our processing of transactions related to the provision of information services to customers, in which case revenue is recognized, assuming all other revenue recognition criteria are met, when the services are provided. Another portion of our revenues relate substantially to monthly subscription fee-based credit monitoring contracts under which a customer pays a preset fee for a predetermined or unlimited number of transactions or services provided during the subscription period. Revenue related to subscription fee-based contracts having an unlimited volume is recognized ratably during the contract term.

If at the outset of an arrangement, we determine that collectability is not reasonably assured, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment. If there is uncertainty as to the customer’s acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period. If at the outset of an arrangement, we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes estimable, assuming all other revenue recognition criteria have been met.

In October 2009, the Financial Accounting Standard Board issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance requires the use of management’s best estimate of selling price for the deliverables in an arrangement when vendor specific objective evidence, vendor objective evidence or third party evidence of the selling price is not available. In addition, excluding specific software revenue guidance, the residual method of allocating arrangement consideration is no longer permitted, and an entity is required to allocate arrangement consideration using the relative selling price method. In accordance with the guidance, we  elected to early adopt its provisions as of January 1, 2010 on a prospective basis for all new or materially modified arrangements entered into on or after that date. The adoption of this guidance did not have a material impact on the consolidated financial statements.

As discussed above, effective January 1, 2010 we have adopted, on a prospective basis for all new or materially modified arrangements entered into on or after that date, the amended accounting guidance for multiple-deliverable revenue arrangements and the amended guidance related to the scope of existing software revenue recognition guidance. The amended guidance does not generally change the units of accounting for our revenue transactions. Most of our products and services qualify as separate units of accounting.

To the extent we sell products that may consist of multiple deliverables the revenue recognition is subject to specific guidance. A multiple-deliverable arrangement is separated into more than one unit of accounting if the following criteria are met:

•

The delivered item(s) has value to the client on a stand-alone basis; and

•

If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

If these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is a relative selling price for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative selling price.

Deferred revenue consists of amounts billed in excess of revenue recognized on sales of information services, relating generally to subscription fees.

Intangible Assets

ASC 350, “Intangibles — Goodwill and Other”  requires that intangible assets with indefinite lives, including goodwill, be evaluated on an annual basis for impairment or more frequently if an event occurs or circumstances change that could potentially result in impairment. The goodwill impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units. If the fair value of the reporting unit is less than the book value (including goodwill), then goodwill is reduced to its implied fair value and the amount of the write-down is charged to operations.

In accordance with the pronouncement, we are required to test our goodwill and intangible assets with indefinite lives for impairment annually.

Stock-Based Compensation

Stock-based compensation expense is recognized using the fair-value based method for all awards granted on or after the date of adoption. Compensation expense is recognized over the requisite service period based on the grant-date fair value of those options.

Forfeitures of stock-based grants are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Black-Scholes option pricing model, which we use to value our stock options, requires us to make several key judgments including:

•

the estimated value of our common stock;

•

the expected life of issued stock options;

•

the expected volatility of our stock price;

•

the expected dividend yield to be realized over the life of the stock options; and

•

the risk-free interest rate over the expected life of the stock options.

Our computation of the expected life of issued stock options was determined based on historical experience of similar awards giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations about employees’ future length of service. The interest rate was based on the U.S. Treasury yield curve in effect at the time of grant. Our computation of volatility is based on the historical volatility of our common stock.

Accounting for Income Taxes

We use the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to reduce deferred tax assets to the amount of estimated future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

We adopted the provisions of ASC 740-10, “Income Taxes” relating to uncertainty in income taxes effective January 1, 2007. The provision clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. Recognition thresholds and measurement attributes were prescribed for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

We use a two-step approach to recognizing and measuring tax benefits when the benefits’ realization is uncertain. The first step is to determine whether the benefit is to be recognized, and the second step is to determine the amount to be recognized:

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income tax benefits are recognized when, based on the technical merits of a tax position, the entity believes that if a dispute arose with the taxing authority and were taken to a court of last resort, it is more likely than not (i.e., a probability of greater than 50 percent) that the tax position would be sustained as filed; and

•

if a position is determined to be more likely than not of being sustained, the reporting enterprise recognizes the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority.

The adoption of ASC 740-10 did not result in any adjustment to our beginning tax positions. We continue to fully recognize our tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. We have analyzed our filing positions in all of the foreign, federal and state jurisdictions where the Company is required to file income tax returns, as well as all open tax years in these jurisdictions. As a result, we have not recorded a tax liability and have no unrecognized tax benefits as of the date of adoption or as of September 30, 2011 or December 31, 2010.

OUR BUSINESS

The Company

PositiveID Corporation, formerly known as VeriChip Corporation, was formed as a Delaware corporation by Digital Angel Corporation, or Digital Angel, in November 2001. In January 2002, we began our efforts to create a market for radio frequency identification, or RFID, systems that utilize our human implantable microchip. During the first half of 2005 we acquired two businesses focused on providing RFID systems for healthcare applications. Those businesses (EXi Wireless and Instantel) were merged in 2007 to form Xmark Corporation, or Xmark, which was a wholly owned subsidiary of ours. On February 14, 2007, we completed our initial public offering in which we sold 3,100,000 shares of our common stock at $6.50 per share.

On July 18, 2008, we completed the sale of all of the outstanding capital stock of Xmark, which at the time was principally all of our operations, to Stanley Canada Corporation, a wholly-owned subsidiary of The Stanley Works. The sale transaction was closed for $47.9 million in cash, which consisted of the $45 million purchase price plus a balance sheet adjustment of approximately $2.9 million, which was adjusted to $2.8 million at settlement of the escrow. Under the terms of the stock purchase agreement, $43.4 million of the proceeds were paid at closing and $4.4 million was released from escrow in July 2009. As a result, we recorded a gain on the sale of Xmark of $6.2 million, with $4.5 million of that gain deferred until 2009 when the escrow was settled.

Following the completion of the sale of Xmark to Stanley Canada Corporation, we retired all of our outstanding debt for a combined payment of $13.5 million and settled all contractual payments to Xmark’s and our officers and management for $9.1 million. On August 28, 2008, we paid a special dividend to our stockholders of $15.8 million.

On November 12, 2008, we entered into an Asset Purchase Agreement, or APA, with Digital Angel Corporation and Destron Fearing Corporation, a wholly-owned subsidiary of Digital Angel Corporation, which collectively are referred to as, “Digital Angel.” The terms of the APA included our purchase of patents related to an embedded bio-sensor system for use in humans, and the assignment of any rights of Digital Angel under a development agreement associated with the development of an implantable glucose sensing microchip. We also received covenants from Digital Angel and Destron Fearing that permit the use of intellectual property of Digital Angel related to our health care business without payment of ongoing royalties, as well as inventory and a limited period of technology support by Digital Angel. We paid Digital Angel $500,000 at the closing of the APA.

Also, on November 12, 2008, R & R Consulting Partners LLC, a company controlled by our former chairman and chief executive officer, purchased 5,355,556 shares of common stock from Digital Angel, at which point in time Digital Angel ceased being a stockholder.

On September 4, 2009, we, VeriChip Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary, or the Acquisition Subsidiary, and Steel Vault, a Delaware corporation signed an Agreement and Plan of Reorganization, or the Merger Agreement, dated September 4, 2009, as amended, pursuant to which the Acquisition Subsidiary was merged with and into Steel Vault on November 10, 2009, with Steel Vault surviving and becoming our wholly-owned subsidiary, or the Merger. Upon the consummation of the Merger, each outstanding share of Steel Vault’s common stock, warrants and options was converted into 0.5 shares of our common stock, warrants and options. At the closing of the Merger, we changed our name to PositiveID Corporation.

On February 11, 2010, we acquired the assets of Easy Check Medical Diagnostics, LLC, or Easy Check, which included the Easy Check breath glucose detection system and the iglucose wireless communication system. These products are currently under development. In exchange for the assets, we issued 300,000 shares of our common stock valued at approximately $351,000. Additional payment in the form of shares (maximum 200,000 shares) and product royalties may be paid in the future based on successful patent grants and product or license revenues. On February 24, 2011, we issued 200,000 shares of our common stock to Easy Check to amend the Asset Purchase Agreement with Easy Check.

On May 23, 2011, we entered into a Stock Purchase Agreement to acquire MicroFluidic pursuant to which MicroFluidic became a wholly-owned subsidiary. MicroFluidic specializes in the production of automated instruments for a wide range of applications in the detection and processing of biological samples, ranging from rapid medical testing to airborne pathogen detection for homeland security.

In July 2011, we completed the sale of substantially all of the assets of NationalCreditReport.com, which had been acquired in connection with the Merger.

On January 11, 2012, we contributed certain assets and liabilities related to the VeriChip business, as well as all of our assets and liabilities relating to our Health Link business, which is a patient-controlled, online repository to store personal health information, to our wholly-owned subsidiary PositiveID Animal Health, or Animal Health.  We ceased actively marketing the VeriChip business in January 2008 and the Health Link business in September 2010.

On January 11, 2012, VeriTeQ, which is owned and controlled by Scott R. Silverman, our former chairman and chief executive officer, purchased all of the outstanding capital stock of Animal Health in exchange for a secured promissory note in the amount of $200,000 and 4 million shares of common stock of VeriTeQ representing a 10% ownership interest.  In connection with the sale, we entered into the License Agreement with VeriTeQ dated January 11, 2012 which grants VeriTeQ a license to utilize our bio-sensor implantable RFID device that is protected under United States Patent No. 7,125,382, “Embedded Bio Sensor System,” for the purpose of designing and constructing, using, selling and offering to sell products or services related to the VeriChip business, but excluding the GlucoChip or any product or application involving blood glucose detection or diabetes management.  We will receive royalties in the amount of ten percent on all gross revenues arising out of or relating to VeriTeQ’s sale of products, whether by license or otherwise, specifically relating to the patent, and a royalty of twenty percent on gross revenues that are generated under the Development and Supply Agreement between us and Medcomp, dated April 2, 2009.  Our right to the Medcomp royalty payments terminate three years following written clearance by the United States Food and Drug Administration of the Medcomp product that incorporates the VeriChip product.

GlucoChip, iglucose, Wireless Body and Easy Check are our trademarks.

Available Information

We file or furnish with or to the SEC our quarterly reports on Form 10-Q, annual reports on Form 10-K, current reports on Form 8-K, annual reports to stockholders and annual proxy statements and amendments to such filings. Our SEC filings are available to the public on the SEC’s website at http://www.sec.gov. These reports are also available free of charge from our website at http://www.positiveidcorp.com as soon as reasonably practicable after we electronically file or furnish such material with or to the SEC. The information on our website is not incorporated by reference into this registration statement.

Overview

We have historically developed, marketed and sold RFID systems used in the healthcare market for the identification of people. Beginning in the fourth quarter of 2009, with the acquisition of Steel Vault, we focused our strategy to provide unique health and security identification tools to protect consumers and businesses, operating in two key segments: HealthID and ID Security. Beginning in early 2011, we ceased acquiring new subscribers to our identity security and credit reporting businesses, and on July 22, 2011, we completed the sale of the identity security and credit reporting business for total consideration of $750,000. Beginning in early 2011 we further focused our strategy on the growth of our HealthID segment, including the continued successful development of our GlucoChip, our Easy Check breath glucose measurement device, our iglucose wireless system, and potential strategic acquisition opportunities of businesses that are complimentary to our HealthID business. As a result of the sale of our NationalCreditReport.com business in July 2011, we now operate in one segment, HealthID and are not currently generating revenue.

HealthID Segment

Our HealthID segment is currently focused on the development of three products: (1) the GlucoChip, a glucose-sensing microchip, based on our proprietary intellectual property which is being developed in conjunction with Receptors, (2) iglucose, a stand-alone, self-contained unit that automatically queries a diabetic user’s data-capable glucometer for blood glucose data and sends that data via machine-to-machine technology to the iglucose online database, and (3) Easy Check, a non-invasive breath glucose detection system, based on the correlation of acetone in exhaled breath to blood glucose levels.

Our HealthID segment also included the VeriMed system, which uses the VeriChip which is used in patient identification applications. Each implantable microchip contains a unique verification number that is read when it is scanned by our scanner. In October 2004, the FDA cleared our VeriMed system for use in medical applications in the United States.  We have not actively marketed its VeriMed system since early 2008. In January 2012, we completed the sale of the VeriMed system to VeriTeQ.

ID Security Segment

Our ID Security segment included our Identity Security suite of products, sold through NationalCreditReport.com and our Health Link PHR, business. The NationalCreditReport.com business offered consumers a variety of identity security products and services primarily on a subscription basis. These services helped consumers protect themselves against identity theft or fraud and understand and monitor their credit profiles and other personal information, which included credit reports, credit monitoring and credit scores. For our Health Link PHR business, we focused our marketing efforts on partnering with health care providers and exchanges, physicians group, Electronic Medical Record system vendors, and insurers to use Health Link as PHR provided to their patients. In January 2012, we completed the sale of the Health Link PHR business to VeriTeQ.

Our Businesses

Healthcare Products

Our Healthcare products include the GlucoChip, a product that combines a glucose-sensing microtransponder based on our patent number 7,125,382 entitled “Embedded Bio-Sensor System” with an in-vivo glucose sensor. Our patent covers a bio-sensor system that utilizes RFID technology, combining wireless communication with an implantable passively-powered on-chip transponder. We have partnered with Receptors, a technology company whose AFFINITY by DESIGN™ chemistry platform can be applied to the development of selective binding products, to develop an in-vivo glucose sensor to detect glucose levels in the human body. The glucose sensor is intended to be coupled with our microchip to read blood glucose levels through an external scanner. According to the 2011 National Diabetes Fact Sheet, 25.8 million children and adults in the United States, or 8.3 percent of the population, have diabetes. Furthermore, about 1.9 million people aged 20 years or older were newly diagnosed with diabetes in 2010 in the United States. We believe the successful development and commercialization of our glucose-sensing microchip could negate the need for diabetics to draw blood samples multiple times each day to read their blood glucose levels. We further believe that patients implanted with our glucose-sensing microchip, if successfully developed, could get a rapid reading of their blood sugar with a simple wave of a handheld scanner.

In conjunction with Receptors, we have successfully completed Phase I and Phase II development of the glucose-sensing microchip and are currently in Phase III development. In Phase I, we successfully demonstrated the bench-top format application of the glucose-sensing system to the detection of glucose levels. In Phase II, we expanded on the synthetic competitor agent and Combinatorial Artificial Receptor Array (CARA) binding environment preparation and screening protocols using optimized array and bead workflows. Phase II optimized candidate glucose-sensing systems for sensitivity and selectivity incorporating model matrices into the screen and workflow process. It also optimized the binding environment and competitor agent synthesis, test cut-off membrane technology and demonstrate a bench-scale fluorescence system prototype. In Phase III, we expect to test the biocomatability of the semi-permeable membrane that will encase the GlucoChip.  This testing is being performed in a clinical study at the Diabetes Research Institute.  Phase III also includes the construction and demonstration of the bench top scale flow system.

In February 2010, we acquired certain intellectual property rights and assets of Easy Check Medical Diagnostics, LLC, to expand our portfolio of non-invasive glucose-level testing products and diabetes management tools under development. This acquisition included two products under development: the Easy Check breath glucose detection system and the iglucose wireless communication device.

The Easy Check breath glucose test, currently under development, is a non-invasive glucose detection system that measures acetone levels in a patient’s exhaled breath. The association between acetone levels in the breath and glucose is well documented, but previous data on the acetone/glucose correlation has been insufficient for reliable statistics. Easy Check’s breath glucose detection system combines a proprietary chemical mixture of sodium nitroprusside with breath exhalate, which is intended to create a new molecular compound that can be measured with its patent pending technology. We believe that the use of a heavy molecule to generate a chemical reaction that can be reliably measured may prove the close correlation between acetone concentrations found in a patient’s exhaled breath and glucose found in his or her blood. This could eliminate a patient’s need to prick his or her finger multiple times per day to get a blood sugar reading.

Our third diabetes management product under development, the iglucose system, uses machine to machine technology to automatically communicate a diabetic’s glucose readings to the iglucose online database. iglucose is intended to provide next generation, real-time data to improve diabetes management and help ensure patient compliance, data accuracy and insurance reimbursement. In addition, we believe that the iglucose wireless communication device is the first to address the Medicare requirement for durable medical equipment manufacturers and pharmacies to automatically maintain glucose level logs and records for the millions of high-frequency diabetes patients.  In July 2011, we submitted a 510(k) pre-market notification application for our iglucose wireless communication system to the FDA. In November 2011, we obtained FDA clearance, and we expect to launch iglucose commercially in early 2012.

MicroFluidic Systems

In May 2011, we acquired MicroFluidic, pursuant to which MicroFluidic became our wholly-owned subsidiary.  MicroFluidic specializes in the production of automated instruments for a wide range of applications in the detection and processing of biological samples, ranging from rapid medical testing to airborne pathogen detection for homeland security. MicroFluidic’s substantial portfolio of intellectual property related to sample preparation and rapid medical testing applications are complementary to our portfolio of virus detection and diabetes management products. Since its inception, MicroFluidic has received over $45 million in U.S. Government contracts, primarily from DHS. Since our acquisition of MicroFluidic, we have submitted, or are in the process of submitting, bids on various potential U.S. Government contracts totaling in excess of $30 million, and are planning to pursue the DHS’s third generation Biowatch program (for the development of networked, autonomous, bioagent detection systems).  DHS has estimated the first contract period to be five years and has projected the Request for Proposal for this program will be issued during the first half of 2012.

Sales, Marketing and Distribution

Our sales, marketing and distribution plan for our Healthcare Products is to align with large medical distribution companies, and either manufacture the products to their specification or license the products and underlying technology to them.

Our Identity Security products and services were marketed to consumers primarily through online advertising, email marketing, paid search, strategic marketing partnerships, as well as search engine marketing (SEM) and search engine optimization (SEO) strategies.

Manufacturing; Supply Arrangements

We have historically outsourced the manufacturing of all the hardware components of our systems to third parties. As of February 1, 2012, we have not had material difficulties obtaining system components. We believe that if any of our manufacturers or suppliers were to cease supplying us with system components, we would be able to procure alternative sources without material disruption to our business. We plan to continue to outsource any manufacturing requirements of our current and under development products.

We expect that each of our diabetes management products will require FDA clearance.  In July 2011, we submitted a 510(k) pre-market notification application for our iglucose wireless communication system to the FDA. In November 2011, we obtained FDA clearance, and we expect to launch iglucose commercially in early 2012.

Environmental Regulation

We must comply with local, state, federal, and international environmental laws and regulations in the countries in which we do business, including laws and regulations governing the management and disposal of hazardous substances and wastes. We expect our operations and products will be affected by future environmental laws and regulations, but we cannot predict the effects of any such future laws and regulations at this time. Our distributors who place our products on the market in the European Union are required to comply with EU Directive 2002/96/EC on waste electrical and electronic equipment, known as the WEEE Directive. Noncompliance by our distributors with EU Directive 2002/96/EC would adversely affect the success of our business in that market. Additionally, we are investigating the applicability of EU Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment, known as the RoHS Directive which took effect on July 1, 2006. We do not expect the RoHS Directive will have a significant impact on our business.

Government Regulation

Laws and Regulations Pertaining to RFID Technologies

Our RFID systems that use our implantable microchip rely on low-power, localized use of radio frequency spectrum to operate. As a result, we must comply with U.S. Federal Communications Commission, or FCC, and Industry Canada regulations, as well as the laws and regulations of other jurisdictions governing the design, testing, marketing, operation and sale of RFID devices if and when we sell our products. Accordingly, all of our products and systems have a paired FCC and Industry Canada equipment authorization.

U.S. Federal Communications Commission Regulations

Under FCC regulations and Section 302 of the Communications Act, RFID devices, including those we market and sell, must be authorized and comply with all applicable technical standards and labeling requirements prior to being marketed in the United States. The FCC’s rules prescribe technical, operational and design requirements for devices that operate on the electromagnetic spectrum at very low powers. The rules ensure that such devices do not cause interference to licensed spectrum services, mislead consumers regarding their operational capabilities or produce emissions that are harmful to human health. Our RFID devices are intentional radiators, as defined in the FCC’s rules. As such, our devices may not cause harmful interference to licensed services and must accept any interference received. We must construct all equipment in accordance with good engineering design as well as manufacturers’ practices.

Manufacturers of RFID devices must submit testing results and/or other technical information demonstrating compliance with the FCC’s rules in the form of an application for equipment authorization. The FCC processes each application when it is in a form acceptable for filing and, upon grant, issues an equipment identification number. Each of our RFID devices must bear a label which displays the equipment authorization number, as well as specific language set forth in the FCC’s rules. In addition, each device must include a user manual cautioning users that changes or modifications not expressly approved by the manufacturer could void the equipment authorization. As a condition of each FCC equipment authorization, we warrant that each of our devices marked under the grant and bearing the grant identifier will conform to all the technical and operational measurements submitted with the application. RFID devices used and/or sold in interstate commerce must meet these requirements or the equipment authorization may be revoked, the devices may be seized and a forfeiture may be assessed against the equipment authorization grantee. The FCC requires all holders of equipment authorizations to maintain a copy of each authorization together with all supporting documentation and make these records available for FCC inspection upon request. The FCC may also conduct periodic sampling tests of equipment to ensure compliance. We believe we are in substantial compliance with all FCC requirements applicable to our products and systems.

Employees

As of February 1, 2012, we had 17 employees, of whom 10 were in management, finance and administration, 6 in medical and business development, and 1 in customer support. We consider our relationship with our employees to be satisfactory and have not experienced any interruptions of our operations as a result of labor disagreements. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Properties

Our corporate headquarters is located in Delray Beach, Florida, where we occupy approximately 8,000 square feet of office space, which space is utilized by our one reporting segment. We occupied the space pursuant to a sublease, which expired on June 30, 2010, at which point our lease for the property commenced and now expires on October 1, 2015.

Our MicroFluidic subsidiary is based in Pleasanton, California, where we lease approximately 6,250 square feet of office space under a lease that expires on April 30, 2015.

Legal Proceedings

We are a party to certain legal actions, as either plaintiff or defendant, arising in the ordinary course of business, none of which is expected to have a material adverse effect on our business, financial condition or results of operations. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, whether civil or criminal, settlements, judgments and investigations, claims or charges in any such matters, and developments or assertions by or against us relating to us or to our intellectual property rights and intellectual property licenses could have a material adverse effect on our business, financial condition and operating results.

OUR MANAGEMENT

Board of Directors

Our directors, their ages and business experience, as of February 1, 2012, are set forth below:

Name	Positions with the Company
William J. Caragol	Chairman and Chief Executive Officer
Jeffrey S. Cobb	Director
Barry M. Edelstein	Director
Michael E. Krawitz	Director
Ned L. Siegel	Director

William J. Caragol, 44, has served as our chief executive officer since August 26, 2011 and as our chairman of the Board of Directors since December 6, 2011 and previously served as our president from May 2007 until August 26, 2011, our chief financial officer from August 2006 through August 26, 2011, and treasurer since December 2006.  Mr. Caragol served as Steel Vault’s president and a member of its Board of Directors from December 3, 2008 and as acting chief financial officer from October 24, 2008 until November 11, 2009 when Steel Vault became our wholly-owned subsidiary. Mr. Caragol served as acting chief executive officer of Steel Vault from October 24, 2008 until December 3, 2008 when he was appointed chief executive officer. Mr. Caragol served as a member of the Board of Directors of Gulfstream International Group, Inc. from September to October, 2010.  He is a member of the American Institute of Certified Public Accountants and graduated from the Washington & Lee University with a bachelor of science in Administration and Accounting. The Board of Directors nominated Mr. Caragol as a director because of his past experience as a senior executive of other companies in the technology industry and because he holds the positions of president and chief financial officer.

Jeffrey S. Cobb, 50, has served as a member of our Board of Directors since March 2007. Since April 2004, Mr. Cobb is the chief operating officer of IT Resource Solutions.net, Inc. Mr. Cobb served as a member on the Board of Directors of Steel Vault from March 2004 through July 22, 2008. Mr. Cobb earned his Bachelor of Science in Marketing and Management from Jacksonville University. Mr. Cobb was nominated to the Board of Directors because of his management and business development experience in technology companies.

Barry M. Edelstein, 48, has served as a member of our Board of Directors since January 2008. Mr. Edelstein serves as managing partner of Structured Growth Capital, Inc, a boutique investment banking firm. Mr. Edelstein served as acting president and chief executive officer of Destron Fearing Corporation (formerly known as Digital Angel Corporation), or Destron Fearing, from August 2007 until December 2007. Mr. Edelstein has served as the chairman of ScentSational Technologies, LLC since 2002. Mr. Edelstein has a bachelor’s degree in business administration from Drexel University and received his law degree from Widener University School of Law. Mr. Edelstein was nominated to the Board of Directors because of his past experience as a president and chief executive officer, as well as his years of oversight and senior management experience.

Michael E. Krawitz, 42, has served as a member of our Board of Directors since November 2008. He currently serves as chief executive officer of PEAR, LLC, a provider of green retrofitting and renewable energy.  From July 2010 until February 2011, he served as chief executive officer of Florida Sunshine Investments I, Inc. He previously served as the chief executive officer and president of Digital Angel Corporation from December 2006 to December 2007, executive vice president from March 2003 until December 2006, and as a member of its Board of Directors from July 2007 until December 2007. Mr. Krawitz served as a member on the Board of Directors of Steel Vault from July 23, 2008 until November 11, 2009. Mr. Krawitz earned a bachelor of arts degree from Cornell University in 1991 and a juris doctorate from Harvard Law School in 1994. Mr. Krawitz was nominated to the Board of Directors due to his past experience as a chief executive officer of Digital Angel, our former parent company, as well as his experience as an attorney.

Ned L. Siegel, 60, has served as a member of our Board of Directors since February 2011.  He has served as President of the Siegel Group, Inc. since September 1997, and Managing Member of the Siegel Consulting Group, LLC since November 2009, which provide real estate development and realty management services.  From October 2007 until January 2009, he served as United States Ambassador to the Commonwealth of the Bahamas.  From September 2006 until January 2007, he served as Senior Advisor to the United States Mission for the 61st Session of the United Nations General Assembly.  From January 2003 until October 2007, Mr. Siegel was a member of the Board of Directors of the Overseas Private Investment Corporation.  From 2003 until 2007, he served as a member of the Board of Directors of the Caswell-Massey Company, Ltd., a world-wide quality bath and body, home fragrance and gifts company.  Mr. Siegel was appointed Vice Chairman of Alternative Fuels Americas, Inc. in January of 2011. Mr. Siegel earned a bachelor of arts degree from the University of Connecticut in 1973 and a juris doctorate from the Dickinson School of Law in 1976.  Mr. Siegel was nominated to the Board of Directors due to his past experience with government appointments and services and his managerial experience.

Executive Officers

Our executive officers, their ages and positions, as of February 1, 2012, are set forth below:

Name	Age	Position
William J. Caragol	44	Chairman of the Board and Chief Executive Officer
Bryan D. Happ	43	Senior Vice President and Chief Financial Officer

A summary of the business experience of Mr. Caragol is set forth above under “Our Management - Board of Directors.”

Mr. Happ, 43, has served as our Senior Vice President and Chief Financial Officer since August 26, 2011, and previously served as our Senior Vice President of Finance since July 2011. From October 2009 to August 2010, Mr. Happ served as the Chief Financial Officer of Green Bullion Financial Services, LLC. From May 2008 to October 2009, Mr. Happ served as Executive Vice President and Chief Financial Officer of NationsHealth, Inc., a healthcare services company, and from August 2005 to May 2008, he served as Senior Vice President and Chief Accounting Officer of NationsHealth.  From January 1991 to July 2005, Mr. Happ held various positions in the Assurance and Advisory Business Services practice of Ernst & Young LLP, most recently as a Senior Manager. Mr. Happ holds a bachelor of arts degree from Cornell University and a masters in accounting from Northeastern University and is a Certified Public Accountant.

Executive Compensation

The following table sets forth information regarding compensation earned in or with respect to our fiscal year 2010 and 2011 by:

•

each person who served as our chief executive officer in 2011; and

•

each person who served as our chief financial officer in 2011.

We had no other executive officers during any part of 2011. We refer to these officers collectively as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

Scott R. Silverman Former Chairman and Chief Executive Officer	2011	375,000	(1)	575,000	(2)	—		—		—	3,460,801 (3)	4,410,801
	2010	375,000	(4)	575,000	(5)	853,150	(6)	—		—	64,086 (7)	1,867,236

William J. Caragol Chairman and Chief Executive Officer	2011	242,308		500,000	(8)	475,000	(9)	—		—	49,750 (10)	1,267,058
	2010	225,000	(11)	350,000	(12)	759,692	(13)	—		—	40,012 (14)	1,374,704

Bryan D. Happ Chief Financial Officer	2011	83,077		—		—		178,804	(15)	—	—	261,881

(1)    Represents $288,462 paid in cash and 462,770 shares of our restricted stock received in lieu of salary for an aggregate grant date fair value of $86,538, computed in accordance with FASB ASC Topic 718.

(2)    Represents $200,000 paid in cash and 2,005,348 shares of our restricted stock received in lieu of a minimum annual bonus for an aggregate grant date fair value of $375,000, computed in accordance with FASB ASC Topic 718.

(3)    The amount shown includes (i) $1,238 in respect of term life insurance provided to Mr. Silverman; (ii) $45,000 for an expense allowance; (iii) perquisites aggregating $20,341 as follows: $19,916 for an automobile allowance, insurance and gasoline expenses and $425 for home security; and (iv) the grant date fair value of $3,394,223 of 18,112,182 shares of restricted stock received as severance in connection with his departure from the company, computed in accordance with FASB ASC Topic 718.

(4)    Represents $131,151 paid in cash and 169,340 shares of our restricted common stock received in lieu of salary for an aggregate grant date fair value of $243,849, computed in accordance with FASB ASC Topic 718.

(5)    Represents $200,000 earned as a discretionary bonus and 260,417 shares of our restricted common stock received in lieu of a minimum annual bonus for an aggregate grant date fair value of $375,000, computed in accordance with FASB ASC Topic 718.

(6)    Represents the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of 1,245,243 shares of our common stock.

(7)    The amount shown includes (i) $1,238 in respect of term life insurance provided to Mr. Silverman; (ii) $45,000 for an expense allowance; and (iii) perquisites aggregating $17,848 as follows: $17,287 for an automobile allowance, insurance and gasoline expenses and $561 for home security.

(8)    Represents a $125,000 discretionary bonus paid in cash and a $375,000 bonus earned but unpaid at December 31, 2011

(9)    Represents the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of 2,500,000 shares of our common stock.

(10)  The amount shown includes (i) $1,582 in respect of long-term disability insurance provided to Mr. Caragol; (ii) $25,000 for an expense allowance; and (iii) $23,168 for an automobile allowance, insurance and gasoline expenses.

(11)  Represents $78,691 paid in cash and 101,603 shares of our restricted common stock received in lieu of salary for an aggregate grant date fair value of $146,309, computed in accordance with FASB ASC Topic 718.

(12)  Represents $125,000 earned as a discretionary bonus and 156,250 shares of our restricted common stock received in lieu of a minimum annual bonus for an aggregate grant date fair value of $225,000, computed in accordance with FASB ASC Topic 718.

(13)  Represents the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of 1,017,147 shares of our common stock.

(14)  The amount shown includes $20,000 for an expense allowance and $20,012 for an automobile allowance, insurance and gasoline expenses.

(15)  Represents the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of options for the purchase of 900,000 shares of our common stock at an exercise price of $0.23 per share.

Narrative Disclosure to Summary Compensation Table and Additional Narrative Disclosure

Executive Employment Arrangements

2010 Executive Employment Arrangements

On November 12, 2009, our Compensation Committee approved a 2010 executive compensation arrangement for Messrs. Silverman and Caragol. Beginning in 2010, Mr. Silverman and Mr. Caragol would receive a base salary of $375,000 and $225,000, respectively. Additionally, the Compensation Committee had the authority to approve a discretionary bonus for 2010, a portion of which was guaranteed, to each of Mr. Silverman and Mr. Caragol based on the following factors: development of the rapid virus sensor project, development of the glucose-sensing microchip project, the financial performance of the business of our wholly-owned subsidiary, National Credit Report.com, LLC, strategic acquisitions, the overall financial condition/health of the business, and such other factors as the Compensation Committee deemed appropriate in light of any acquisitions or changes in the business. Mr. Silverman could earn a bonus between $200,000 and $600,000, and Mr. Caragol could earn a bonus between $200,000 and $450,000. Each of Mr. Silverman and Mr. Caragol received 1,000,000 shares of restricted stock under the PositiveID Corporation 2009 Stock Incentive Plan. These restricted shares vest according to the following schedule: (i) 50% vested on January 1, 2011; and (ii) 50% vest on January 1, 2012. Mr. Silverman’s and Mr. Caragol’s rights and interests in the unvested portion of the restricted stock are subject to forfeiture in the event they resign prior to January 1, 2012 or are terminated for cause prior to January 1, 2012, with said cause being defined as a conviction of a felony or such person being prevented from providing services to us as a result of such person’s violation of any law, regulation and/or rule. Mr. Silverman and Mr. Caragol are entitled to Company-paid health insurance, non-allocable expenses of $45,000 and $20,000, respectively, and each are entitled to an automobile allowance and other automobile expenses, including insurance, gasoline and maintenance costs.

On May 4, 2010, our Compensation Committee approved a change to the above-referenced compensation arrangement and in lieu of (i) cash salary for the remainder of 2010 for Messrs. Silverman and Caragol and (ii) the minimum cash bonus obligation to Messrs. Silverman and Caragol pursuant to the bonus structure set forth above, it approved the issuance of 675,000 shares of restricted stock to Mr. Silverman and 525,000 shares of restricted stock to Mr. Caragol. These restricted shares were issued under our 2009 Stock Incentive Plan and vest according to the following schedule: (i) 50% vested on January 1, 2011; and (ii) 50% vest on January 1, 2012.  Mr. Silverman’s and Mr. Caragol’s rights and interests in the unvested portion of the restricted stock are subject to forfeiture in the event they resign prior to January 1, 2012 or are terminated for cause prior to January 1, 2012, with said cause being defined as a conviction of a felony or such person being prevented from providing services to us as a result of such person’s violation of any law, regulation and/or rule.

2011 Executive Employment Arrangements

On November 10, 2010, our Compensation Committee approved a five year employment and non-compete agreement for Messrs. Silverman and Caragol. Beginning in 2011, Mr. Silverman and Mr. Caragol began receiving a base salary of $375,000 and $225,000, respectively.  Each executive's base salary will increase a minimum of 5% per annum during each calendar year of the term.  During the term, each executive shall receive a minimum annual bonus for each calendar year of the term in an amount equal to a minimum of one (1) times such executive’s base salary.  Additionally, the Compensation Committee has the authority to approve a discretionary bonus for each year of the term. Each of Mr. Silverman and Mr. Caragol received 1,000,000 and 750,000 shares of restricted stock, respectively, under the PositiveID Corporation 2009 Stock Incentive Plan. These restricted shares will vest according to the following schedule: (i) 50% vest on January 1, 2012; and (ii) 50% vest on January 1, 2013. Mr. Silverman’s and Mr. Caragol’s rights and interests in the unvested portion of the restricted stock are subject to forfeiture in the event they resign prior to January 1, 2013 or are terminated for cause prior to January 1, 2013, with said cause being defined as a conviction of a felony or such person being prevented from providing services to us as a result of such person’s violation of any law, regulation and/or rule. Mr. Silverman and Mr. Caragol are entitled to Company-paid health insurance and disability insurance, non-allocable expenses of $45,000 and $25,000, respectively, and each are entitled to use of an automobile leased by us and other automobile expenses, including insurance, gasoline and maintenance costs.

If Mr. Silverman’s or Mr. Caragol’s employment is terminated prior to the expiration of the term of their respective employment agreements, certain significant payments become due to such executives. The amount of such significant payments depends on the nature of the termination. In addition, the employment agreements contain a change of control provision that provides for the payment of five times the then current base salary and five times the average bonus paid to Mr. Silverman for the three full calendar years immediately prior to the change of control and three times the then current base salary and three times the average bonus paid to Mr. Caragol for the three full calendar years immediately prior to the change of control.  Any outstanding stock options or restricted shares held by such executive as of the date of his termination or a change of control become vested and exercisable as of such date, and remain exercisable during the remaining life of the option.  Upon a change of control, we must continue to pay all leases payments on the vehicle then used by executive. The employment agreements also contain non-compete and confidentiality provisions which are effective from the date of employment through two years from the date the employment agreements are terminated.

On September 30, 2011, our Compensation Committee approved a First Amendment to Employment and Non-Compete Agreement, the First Amendment, between us and Mr. Silverman in connection with Mr. Silverman’s change in position from our chief executive officer to chairman of the Board of Directors. The First Amendment amends the Employment and Non-Compete Agreement dated November 11, 2010 between us and Mr. Silverman and provides for, among other things, the issuance of our restricted stock to Mr. Silverman in the aggregate amount of $3,394,223.20, the Restricted Stock, in lieu of contractually-committed cash salary and bonus for 2012 through 2015. In addition, Mr. Silverman has agreed to forego $45,000 in annual compensation for non-allocable expenses and limit any change of control compensation to $750,000. The Restricted Stock will be issued based upon the average daily VWAP, of our common stock for the five (5) trading days preceding the date of the First Amendment. The VWAP is calculated by dividing the aggregate value of common stock traded on the OTC Bulletin Board (price per share multiplied by number of shares traded) by the total volume (number of shares) of common stock traded on the OTC Bulletin Board for such trading day.

The Restricted Stock is subject to registration rights and price protection provisions, and will be granted upon the earlier of (i) a reverse stock split or (ii) the receipt of stockholder approval to increase the number of authorized shares of our common stock under our second amended and restated certificate of incorporation, as amended, to at least 175 million shares of common stock.  In the event Mr. Silverman resigns on or before January 1, 2012 or in the event Mr. Silverman is terminated for cause on or before January 1, 2013, the Restricted Stock will be subject to a substantial risk of forfeiture.

We will continue to pay Mr. Silverman cash compensation for his base salary until the later of December 31, 2011 or the date the registration statement becomes effective.  The First Amendment also provides that Mr. Silverman will receive his 2011 minimum bonus of $375,000 in twelve (12) equal monthly payments beginning January 1, 2012.

On September 30, 2011, our Compensation Committee approved a two year employment and non-compete agreement for Bryan D. Happ, our chief financial officer. Under the employment agreement, Mr. Happ will receive a base salary of $180,000, subject to a minimum increase of 5% per annum during each calendar year of the term.  During the term, Mr. Happ will be eligible to receive a discretionary bonus for each year of the term with a target incentive compensation between 50% and 100% of his base salary then being paid. Mr. Happ is also entitled to receive Company-paid health and disability insurance during the term of the employment agreement.  If Mr. Happ’s employment is terminated prior to the expiration of the term, certain payments become due.  The amount of such payments depends on the nature of the termination and whether the termination occurs before or after one year from the date of the employment agreement. In the event Mr. Happ is terminated without cause on or before one year from the date of the employment agreement, Mr. Happ is entitled to one times his then current base salary and any bonus paid by us within one year from the date of the employment agreement. In the event Mr. Happ is terminated without cause after one year from the date of the employment agreement, Mr. Happ is entitled to two times his then current base salary and the average bonus paid us within the last two calendar years (or such lesser period if the employment agreement is terminated less than two years from the date of the employment agreement).

In addition, Mr. Happ’s employment agreement contains a change of control provision that provides for the payment of one times the then current base salary and two times the average bonus paid to Mr. Happ for two full calendar years if a change of control occurs on or before one year from the date of the employment agreement; and two times the then current base salary and two times the average bonus paid to Mr. Happ for two full calendar years if a change of control occurs after one year from the date of the employment agreement. Any outstanding stock options and unvested restricted stock held by Mr. Happ as of the date of termination or a change of control shall become vested and exercisable as of such date, and remain exercisable during the life of the option. The employment agreement also contains non-compete and confidentiality provisions which are effective from the date of employment through two years from the date the employment agreement is terminated.

Amendments to 2011 Executive Employment Arrangements

Mr. Caragol's annual base salary was increased from $225,000 to $275,000 in connection with his appointment as our chief executive officer effective August 26, 2011.

On December 6, 2011, the Compensation Committee approved an Amended and Restated Employment, Consulting and Non-Compete Agreement, or the Amended and Restated Agreement, for Mr. Silverman in connection with his negotiated departure from the Board of Directors as of December 6, 2011, and his continued service as consultant to us until March 1, 2012.  The Amended and Restated Agreement amends and restates the employment and non-compete agreement dated November 11, 2010 between us and Mr. Silverman, as amended on September 30, 2011 by the First Amendment, and provides for, among other things, clarification of the terms of Mr. Silverman’s separation from the Company.  The Amended and Restated Agreement also provides for the full vesting of all outstanding stock options and unvested restricted stock (including all restricted stock issued pursuant to the various employment agreements and arrangements discussed above) on January 2, 2012.  We also granted Mr. Silverman a security interest in substantially all of our assets, or the Security Agreement, until such time as the stock obligations under the Amended and Restated Agreement are fulfilled.

Under the Amended and Restated Agreement, we agreed to satisfy certain contractual obligations of $461,538 pursuant to the Mr. Silverman's First Amendment, or the Contractual Obligations, through the issuance of 2,468,118 shares of common stock from our 2011 Stock Incentive Plan to Mr. Silverman, or the Contractual Obligations Stock, on January 2, 2012. The Contractual Obligations Stock was subject to reduction from 2,468,118 shares to 1,750,000 shares in the event we paid to Mr. Silverman $86,000 in cash compensation on or before December 31, 2011.  If Mr. Silverman did not receive the $86,000 in cash compensation on or before December 31, 2011, and if we received $1,000,000 of proceeds from a financing transaction or a series of financing transactions between December 6, 2011 and the date in which a registration statement registering the Contractual Obligations Stock becomes effective, we will pay to Mr. Silverman $100,000 in cash compensation in 2012 and Mr. Silverman will return 534,789 shares of common stock to us. If a registration statement for the Contractual Obligations Stock does not become effective on or before March 31, 2012, Mr. Silverman may return the Contractual Obligations Stock in exchange for cash compensation in the amount of $461,538, less any cash compensation payments made to Mr. Silverman as described herein.  On January 2, 2012, we issued the Contractual Obligations Stock to Mr. Silverman.

We also agreed to issue shares of Restricted Stock to Mr. Silverman in the aggregate amount of $3,394,223.20, in lieu of contractually-committed cash salary and bonus for 2012 through 2015, plus compensation for the consulting services, based upon the average daily VWAP of our common stock for the five trading days preceding September 30, 2011, which was $.01874 per share, representing a total of 18,112,182 shares. The Restricted Stock is subject to registration rights and price protection provisions, and was granted on January 27, 2012, after our stockholders approved an increase in the number of authorized shares of our common stock from 70 million shares to 175 million shares.  Any additional restricted shares issued to Mr. Silverman pursuant to the price protection provisions can never be greater than 50% of the number of shares calculated as of the issuance date, or a maximum of 9,056,091 shares.  In the event Mr. Silverman fails to perform the consulting services without good cause, he will be in breach of the Amended and Restated Agreement and if, upon notice of such breach, Mr. Silverman continues to fail to perform the consulting services for a period of ten days, the Restricted Stock will be subject to a substantial risk of forfeiture.

On December 6, 2011, the Compensation Committee approved a First Amendment to Employment and Non-Compete Agreement, or the First Amendment, between us and William J. Caragol, our chief executive officer, in connection with Mr. Caragol’s assumption of the position of chairman of the Board of Directors effective December 6, 2011. The First Amendment amends the Employment and Non-Compete Agreement dated November 11, 2010, between us and Mr. Caragol and provides for, among other things, the elimination of any future guaranteed raises and bonuses, other than a 2011 bonus of $375,000  to be paid beginning January 1, 2012 in twelve (12) equal monthly payments. If in the reasonable discretion of the Board of Directors, we are unable to make the scheduled cash bonus payments, we shall have the option of (i) delaying payment(s), (ii) paying Mr. Caragol in restricted stock of the Company, or (iii) reaching some other mutually agreeable resolution with Mr. Caragol.  In addition, the First Amendment amends the change of control provision by increasing the multiplier from 3 to 5 and capping any change in control compensation to 10% of the transaction value.  The First Amendment also obligates us to grant to Mr. Caragol an aggregate of 12,500,000 shares of restricted stock over a 4 year period as follows: (i) 2,500,000 shares upon execution of the First Amendment, which shall vest on January 1, 2014, (ii) 2,500,000 shares on January 1, 2012, which shall vest on January 1, 2015, (iii) 2,500,000 shares on January 1, 2013, which shall vest on January 1, 2015, (iv) 2,500,000 shares on January 1, 2014, which shall vest on January 1, 2016, and (v) 2,500,000 shares on January 1, 2015, which shall vest on January 1, 2016.  We and Mr. Caragol agreed to delay the issuance of the first and second restricted share grants, for a total of 5,000,000 shares, until we have available shares under one of our stock incentive plans.

Outstanding Equity Awards as Of December 31, 2011

The following table provides information as of December 31, 2011 regarding unexercised stock options and restricted stock outstanding held by Messrs. Silverman, Caragol and Happ.

Outstanding Equity Awards as Of December 31, 2011

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Scott R. Silverman	50,000	(3)	—	—	$0.68	3/23/2012	—	—	—	—
	250,000	(3)	—	—	$0.42	7/25/2018	—	—	—	—
	—		—	—	—	—	1,837,500	257,250	—	—
William J. Caragol	50,000	(4)	—	—	$10.00	8/21/2016	—	—	—	—
	—		—	—	—	—	1,512,500	211,750	—	—
Bryan D. Happ	—		900,000	—	$0.23	8/31/2021	—	—	—	—

(1)   For Mr. Silverman, all shares vested on January 2, 2012.  For Mr. Caragol, 1,137,500 shares vest on January 1, 2012 and 375,000 shares vest on January 1, 2013.

(2)   Computed by multiplying the closing market price of a share of our common stock on December 31, 2011, or $0.14, by the number of shares of common stock that have not vested.

(3)   This option was originally issued by Steel Vault and was converted into an option to purchase shares of our common stock pursuant to the Agreement and Plan of Reorganization, dated September 4, 2009, as amended, among us, Steel Vault and VeriChip Acquisition Corp.

(4)   On July 18, 2008, all stock option awards and restricted stock awards that had previously been granted under our 2002 Flexible Stock Plan, our 2005 Flexible Stock Plan, and our 2007 Stock Incentive Plan vested upon the closing of Xmark Transaction.

Director Compensation

The following table provides compensation information for persons serving as members of our Board of Directors during 2011.

2011 Director Compensation

Name	Stock Awards ($)(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Jeffrey S. Cobb (2)	—	20,000	—	—	—	—	20,000

Barry M. Edelstein (3)	—	20,000	39,734	—	—	—	59,734

Steven R. Foland (4)	—	—	—	—	—	—	—

Michael E. Krawitz (5)	—	30,000	—	—	—	—	30,000

Ned L. Siegel(6)	121,000	20,000	—	—	—	—	141,000

(1)   The dollar amount of these awards reflected in the table represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(2)   As of December 31, 2011, Mr. Cobb held options to purchase 218,750 shares of our common stock. Mr. Cobb was awarded 120,000 shares of restricted stock on December 13, 2010, of which 100,000 shares were outstanding as of December 31, 2011 and vested on January 1, 2012. (3)   As of December 31, 2011, Mr. Edelstein held options to purchase 275,000 shares of our common stock. Mr. Edelstein was awarded 120,000 shares of restricted stock on December 13, 2010 of which 100,000 shares were outstanding on December 31, 2011 and vested on January 1, 2012.  On August 31, 2011, in connection with his appointment as chairman of the Company’s Audit Committee, Mr. Edelstien was granted options to purchase 200,000 shares of our common stock at an exercise price of $0.23 per share, which options vested on January 1, 2012.

(4)   As of December 31, 2011, Mr. Foland held no options to purchase shares of our common stock. Mr. Foland was awarded 180,000 shares of restricted stock on December 13, 2010 of which 100,000 shares were outstanding as of December 31, 2011 and vested on January 1, 2012.  Mr. Foland's term as a director did not continue past the annual meeting of stockholders held on August 26, 2011.

(5)   As of December 31, 2011, Mr. Krawitz held 150,000 options to purchase shares of our common stock. Mr. Krawitz was awarded 220,000 shares of restricted stock on December 13, 2010 of which 200,000 shares were outstanding on December 31, 2011 and vested on January 1, 2012.

(6)   As of December 31, 2011, Mr. Siegel held no options to purchase shares of our common stock. Mr. Siegel was awarded 220,000 shares of restricted stock on February 15, 2011 of which 200,000 shares were outstanding as of December 31, 2011 and vested on January 1, 2012.  On February 1, 2011, Mr. Siegel was appointed to the Board of Directors. He received 220,000 shares of restricted stock in connection therewith, 200,000 shares which vest on January 1, 2012, 5,000 shares of which vested on each of March 31, June 30, September 30, and December 31, 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us regarding beneficial ownership of shares of our common stock as of February 1, 2012 by:

•

each of our directors;

•

each of our named executive officers;

•

all of our executive officers and directors as a group; and

•

each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 1, 2012 are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown opposite such person’s name. The percentage of beneficial ownership is based on 81,346,659 shares of our common stock outstanding as of February 1, 2012. Unless otherwise noted below, the address of the persons and entities listed in the table is c/o PositiveID Corporation, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (#)	Percent of Outstanding Shares (%)
Five Percent Stockholders:
Scott R. Silverman (1)	28,647,271	35.0%
R & R Consulting Partners, LLC (2)	2,785,008	3.4%
William J. Caragol (3)	4,214,000	5.2%
Ironridge Global Technology Co., a division of Ironridge Global IV, Ltd. (4)	8,126,531	9.9%

Named Executive Officers and Directors:
William J. Caragol (3)	4,214,000	5.2%
Bryan D. Happ	0	*
Jeffrey S. Cobb (5)	588,750	*
Barry M. Edelstein (6)	645,000	*
Michael E. Krawitz (7)	720,000	*
Ned L. Siegel	276,900	*
Executive Officers and Directors as a group (6 persons)(8)	5,355,650	6.6%

*   Less than 1%

(1)   Mr. Silverman beneficially owns 28,647,271 shares, which includes 54,000 shares upon the exercise of a warrant and 300,000 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of February 1, 2012. Mr. Silverman has sole voting and dispositive power over 24,773,263 shares of our common stock.  Mr. Silverman shares voting power over 3,874,008 shares, which consist of (i) 1,089,000 shares that Mr. Silverman, as a manager of Blue Moon Energy Partners LLC, or Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Caragol and (ii) 2,785,008 shares that Mr. Silverman, as the control person of R & R Consulting Partners, LLC, or R&R, may be deemed to share beneficial ownership with R&R.  Mr. Silverman shares dispositive power over the 1,089,000 Blue Moon shares.  Mr. Silverman shares dispositive power with R&R over 2,785,008 shares.

(2)   Consists of shares of our common stock.  Mr. Silverman, as the control person of R&R, may be deemed to share beneficial ownership with R&R over the 2,785,008 shares beneficially owned by R&R.

(3)   Mr. Caragol beneficially owns 4,214,000 shares, which includes 304,000 shares issuable upon the exercise of warrants and 50,000 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of February 1, 2012. Mr. Caragol has sole voting power over 3,125,000 shares of our common stock. Mr. Caragol has sole dispositive power over 2,750,000 shares of our common stock. Mr. Caragol lacks dispositive power over 375,000 shares which are restricted as to transfer until January 1, 2013. Mr. Caragol shares dispositive and voting power over 1,089,000 shares that Mr. Caragol, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Silverman. This does not include the 5,000,000 shares of restricted common stock to be issued to Mr. Caragol pursuant to his amended employment and non-compete agreement dated December 7, 2011. See the discussion under "Our Management—Executive Compensation" for a description of Mr. Caragol’s amended employment and non-compete agreement.

(4)   Ironridge Technology Co. is a division of Ironridge Global IV, Ltd. (“IV”). Ironridge Global Partners, LLC (“IGP”), and IGP’s managing members Brendan T. O’Neil, Richard H. Kreger, John C. Kirkland and Keith Coulston may be deemed to beneficially own the shares issuable to Ironridge pursuant to the Securities Purchase Agreement, the shares issuable upon conversion of the Series H Stock, and shares issuable to Ironridge Global III, LLC (“III”) upon conversion of the Series F Preferred Stock. The address of the principal business office of IV is Harbour House, Waterfront Drive, P.O. Box 972, Road Town, Tortola, British Virgin Islands VG1110. The address of the principal business office of IGP, III, and Messrs. O’Neil, Kreger and Coulston is 425 California Street, Suite 1010, San Francisco, California 94104. The address of the principal business office of Mr. Kirkland is 881 Alma Real Drive, Suite 305, Los Angeles, California 90272. Voting and dispositive power with respect to the shares owned by IV is exercised by David Sims and Peter Cooper, Directors. Voting and dispositive power with respect to shares of our common stock owned by III is exercised by Mr. O’Neil and Mr. Coulston. However, for so long as III or IV or any of their affiliates hold any shares of our common stock, they are prohibited from, among other actions: (1) voting any shares of our common stock owned or controlled by them, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the issuer; (2) engaging or participating in any actions or plans that relate to or would result in, among other things, (a) acquiring additional securities of us, alone or together with any other person, which would result in them collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of our total outstanding common stock or other voting securities, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets, (d) changes in our present board of directors or management, (e) material changes in our capitalization or dividend policy, (f) any other material change in our business or corporate structure, (g) actions which may impede the acquisition of control us by any person or entity, (h) causing a class of our securities to be delisted, (i) causing a class of our equity securities to become eligible for termination of registration; or (3) any actions similar to the foregoing.

Each of IGP and Messrs. O’Neil, Kreger, Kirkland and Coulston disclaims beneficial ownership or control of any of the securities listed above.  IGP and Messrs. O’Neil, Kreger, Kirkland and Coulston directly own no shares of the issuer.  However, by reason of the provisions of Rule 13d-3 of the Exchange Act, as amended, IGP or Messrs. O’Neil, Kreger, Kirkland and Coulston may be deemed to beneficially own or control the shares owned by III and IV.  Messrs. O’Neil, Kreger and Kirkland are each managing directors of III and IV, and managing directors, members and 30% beneficial owners of IGP.  Mr. Coulston is a director, member and 10% beneficial owner of IGP.  IGP is a member and beneficial owner of III, and a stockholder and beneficial owner of IV.

For purposes of calculating the percent of class, we have assumed that there were a total of 81,346,659 shares of our common stock outstanding such that 8,126,531 shares beneficially owned would represent approximately 9.99% of the outstanding common stock after such issuance. The Series F Preferred Stock and the Series H Stock each have a provision precluding the applicable Ironridge entity from converting any shares of Series F Preferred Stock or Series H Stock if such conversion would result in Ironridge being deemed to beneficially own or control more than 9.99% of our outstanding common stock. Subject to the foregoing overall limitation, shares include (1) 311,330 shares of common stock beneficially owned by Ironridge, (2) 2,333,333 shares of common stock issuable upon conversion of the 350 remaining shares of Series H Stock assuming the conversion occurred on January 23, 2012, (3) a number of shares of common stock, valued at the lower of $0.15 or a 15% discount to the closing bid price at time of issuance, that we may choose to issue in lieu of cash as payment of 4.5% dividends on the Series H Stock, (4) 3,000,000 shares of common stock issuable upon conversion of 1,500 shares of the Series F Preferred Stock, and (5) a number of shares of common stock issuable upon conversion of any additional shares of Series F Preferred Stock that we may choose to issue in lieu of cash as payment of the 7.65% dividends on the Series F Preferred Stock.

(5)   Includes 360,000 shares of our common stock and 218,750 shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of February 1, 2012.

(6)   Includes 370,000 shares of our common stock and 275,000 shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of February 1, 2012.

(7)   Includes 570,000 shares of our common stock and 150,000 shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of February 1, 2012.

(8)   Includes shares of our common stock beneficially owned by current executive officers and directors and shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of February 1, 2012, in each case as set forth in the footnotes to this table.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since the beginning of our fiscal year 2010, there has not been, and there is not currently proposed, any transaction or series of similar transactions in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years and in which any related person, including any director, executive officer, holder of more than 5% of our capital stock during such period, or entities affiliated with them, had a material interest, other than as described in the transactions set forth below.

Director and Officer Roles and Relationships

By virtue of the relationships described below, certain of directors and executive officers may face situations in which there are actual or apparent conflicts of interest that could interfere, or appear to interfere, with their ability to act in a manner that is in our best business interests.  In addition, as further described below, several of our directors and executive officers have served as directors and officers of Digital Angel, which held 45.7% of our stock at the time it sold such stock to R & R Consulting Partners, LLC (an entity owned and controlled by Mr. Silverman) on November 12, 2008, and its other affiliates.  Each of these relationships was considered in determining whether a director is independent under the standards of the Nasdaq Capital Market.

At the Board level:

Our former chairman, Scott R. Silverman, served as chairman of the Board of Directors of Steel Vault until November 10, 2009, in which Digital Angel held a 49.9% ownership interest until August 1, 2008.  In addition, Mr. Silverman is the managing member of R & R Consulting Partners, LLC, which holds 2,785,008 shares of our common stock.  In January 2012, VeriTeQ, a company owned and controlled by Mr. Silverman, purchased all of the outstanding stock of our wholly-owned subsidiary, Animal Health in exchange for a secured promissory note and a 10% ownership interest in VeriTeQ.

•

Jeffrey S. Cobb serves as a member of our compensation, audit, and nominating and governance committees and served as a member of the compensation, audit, and nominating committees of Steel Vault until his resignation on July 22, 2008.

•

In 2008, Michael E. Krawitz provided legal services to us on a consulting basis and received approximately $70,000 in fees. Mr. Krawitz served on the Board of Directors of Steel Vault until November 10, 2009. Mr. Krawitz, along with Messrs. Silverman and Caragol, is a manager and member of Sah-Vul Strategic Partners I, LLC, a securities holding company.

•

Blue Moon owns 1,035,000 shares of our common stock and a warrant to purchase 54,000 shares of our common stock. Mr. Silverman is a manager and controls a member of Blue Moon (i.e., R & R). William J. Caragol is also a manager and member of Blue Moon. In addition, Jeffrey S. Cobb and Barry M. Edelstein, both of whom are members of our Board of Directors, each own a 16.67% interest in Blue Moon.

•

William J. Caragol, our chairman of the Board of Directors and chief executive officer, served as chief executive officer, president, acting chief financial officer and director of Steel Vault before September 4, 2009, when we, VeriChip Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary, and Steel Vault signed an Agreement and Plan of Reorganization, as amended, pursuant to which VeriChip Acquisition Corp. was merged with and into Steel Vault on November 10, 2009, with Steel Vault surviving and becoming our wholly-owned subsidiary, which we refer to as the Merger.

•

In 2010, Ned L. Siegel provided consulting services to us before becoming a director for which he received 50,000 shares of our common stock on each of January 4, 2010 and July 7, 2010, worth an aggregate of $101,500 based on the closing price of a share of our common stock on the date of grant.

Related Party Transactions

Transaction between Blue Moon and Steel Vault

On March 20, 2009, Steel Vault closed a debt financing transaction with Blue Moon for $190,000 pursuant to a secured convertible promissory note. The note was payable on demand after March 20, 2011, accrued interest at five percent per year compounded monthly and was secured by substantially all of Steel Vault’s assets pursuant to a security agreement between Steel Vault and Blue Moon. The note could be prepaid at any time without penalty.

Under the note, Blue Moon had the right, at any time, in its sole discretion to convert the entire unpaid principal amount and accrued and unpaid interest on the note into that number of shares of Steel Vault’s common stock at a price of $0.44 per share. Steel Vault could convert the note into its common stock anytime after a change in control of Steel Vault or if the average of the high and low trading prices of Steel Vault’s common stock as quoted on the OTC Bulletin Board was greater than 120% of the conversion price ($0.44 per share) over 20 consecutive trading days. However, as a condition of our obligation to consummate the transactions contemplated by the merger agreement, Steel Vault caused the note to be amended on terms reasonably acceptable to us to eliminate the convertible feature of such note. In addition, Blue Moon received a common stock purchase warrant from Steel Vault, which carries piggy-back registration rights, to purchase 108,000 shares of our common stock at a price of $0.44 per share. Following the Merger, the warrant is now exercisable for 54,000 shares of our common stock at a price of $0.88 per share. Steel Vault repaid both the principal and interest accrued thereon on the Blue Moon obligation in full on November 10, 2009 in the amounts of $190,000 and $6,000, respectively, and the warrant to purchase our common stock remains outstanding.

Related Party Financing

On June 4, 2009, we closed a debt financing transaction with Steel Vault for $500,000 pursuant to a secured convertible promissory note. The two year note was collectible on demand on or after June 4, 2010, accrued interest at a rate of twelve percent and was secured by substantially all of Steel Vault’s assets, including the assets of National Credit Report.com, LLC and the security interest held by us on the assets was senior to any other security interest on the assets pursuant to a Subordination and Intercreditor Agreement between us and Blue Moon. The note could be prepaid at any time without penalty and matured on June 4, 2011. The unpaid principal and accrued and unpaid interest under the note could be converted at any time into common stock of Steel Vault at a price of $0.30 per share. The principal was convertible into 1,666,667 shares of Steel Vault common stock.

The financing transaction included a common stock purchase warrant sold to us to purchase 333,334 common shares of Steel Vault at a price of $0.30 per share, which we refer to as the Steel Vault Warrant. The Steel Vault Warrant was void after June 4, 2014. The note and Steel Vault Warrant were issued to us pursuant to a Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between us and Steel Vault, which provided that Steel Vault would file a registration statement for the public resale of the shares underlying the note and Steel Vault Warrant upon notice that we elected to convert all or part of the note into common stock of Steel Vault.

The financing transaction also included a guaranty of collection given by Mr. Caragol for the benefit of Steel Vault, for which Mr. Caragol received a common stock purchase warrant from Steel Vault to purchase 500,000 common shares of Steel Vault at a price of $0.30 per share.

Upon consummation of the Merger, we forgave the principal and interest due under the note and the Steel Vault Warrant was cancelled. Mr. Caragol received a common stock purchase warrant from us to purchase 250,000 common shares of our stock at a price of $0.60 per share in exchange for his Steel Vault warrant.

Financing Transaction with Optimus

On September 29, 2009, we entered into a Convertible Preferred Stock Purchase Agreement, or the Purchase Agreement, with Optimus, under which Optimus was committed to purchase up to $10 million shares of our convertible Series A Preferred Stock, or the Series A Preferred Stock, in one or more tranches.

To facilitate the transactions contemplated by the Purchase Agreement, R & R Consulting Partners, LLC, a company controlled by Mr. Silverman, our former chairman, loaned shares of common stock to Optimus equal to 135% of the aggregate purchase price for each tranche pursuant to Stock Loan Agreements between R & R Consulting Partners, LLC and Optimus. R & R Consulting Partners, LLC was paid $100,000 fee in October 2009 plus was paid 2% interest for the fair value of the loaned shares for entering into the stock loan arrangement. The aggregate amount of shares loaned under any and all Stock Loan Agreements, together with all other shares sold by or on behalf of the Company pursuant to General Instruction I.B.6. to Form S-3, could not exceed one-third of the aggregate market value of the voting and non-voting common equity held by our non-affiliates in any 12 month period. R & R Consulting Partners, LLC could demand return of some or all of the borrowed shares (or an equal number of freely tradable shares of common stock) at any time on or after the six-month anniversary date such borrowed shares were loaned to Optimus, but no such demand could be made if there were any shares of Preferred Stock then outstanding. If a permitted return demand was made, Optimus was required to return the borrowed shares (or an equal number of freely tradable shares of common stock) within three trading days after such demand. Optimus could return the borrowed shares in whole or in part, at any time or from time to time, without penalty or premium.

On September 29, 2009, October 8, 2009, and October 21, 2009, R & R Consulting Partners, LLC loaned Optimus 1.3 million, 800,000 and 600,000 shares, respectively, of our common stock as is further discussed below.

On September 29, 2009, we exercised the first tranche of this financing, to issue 296 shares of Series A Preferred Stock, for a tranche amount of approximately $3.0 million. In support of this tranche, R & R Consulting Partners, LLC loaned Optimus 1.3 million shares of common stock. This tranche closed on October 13, 2009, and we received proceeds of approximately $3.0 million, less the fees due on the entire financing commitment of $800 thousand. On November 5, 2009, we closed the second tranche of this financing, issuing 166 shares of Series A Preferred Stock, for a tranche amount of approximately $1.7 million. In support of this tranche, R & R Consulting Partners, LLC loaned Optimus approximately 1.4 million shares of common stock.

On May 12, 2010, R & R Consulting Partners, LLC demanded the return of 2.7 million shares loaned to Optimus.  Also on May 12, 2010, we sent Optimus a notice of our election to convert all of the outstanding shares of Series A Preferred Stock into 2,729,452 shares of our common stock.  Optimus returned these shares to R & R Consulting Partners, LLC in repayment of the loan. The conversion of the Series A Preferred Stock was determined by a fixed conversion price that was determined at the time of the closings of the Preferred Stock which were approximately $3.07 and $1.60, respectively. We were required to issue make-whole shares to Optimus equal to 35% of the Series A Liquidation Value ($10,000 per share of Series A Preferred Stock) because the Series A Preferred Stock was redeemed prior the first anniversary of the issuance date.  On October 13, 2010, we filed a Certificate of Elimination with the Secretary of State of the State of Delaware effecting the elimination of the Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock.  No shares of the Series A Preferred Stock remain outstanding.

On March 14, 2011, we entered into an Amended and Restated Convertible Preferred Stock Purchase Agreement, or the Amended Purchase Agreement, with Optimus.   The Amended Purchase Agreement amends and restates the Purchase Agreement, and, among other things, specifically (i) replaces the Series A Preferred Stock issuable under the Purchase Agreement with a Series C Preferred Stock with substantially similar terms, and (ii) reduces the maximum amount of preferred stock issuable to Optimus under the Purchase Agreement from $10,000,000 to $8,700,000, of which $4,700,000 worth was already issued (in 2009) under the Purchase Agreement as described above.

Under the terms of the Amended Purchase Agreement, from time to time and in our sole discretion, we could present Optimus with a notice to purchase shares of the Series C Preferred Stock, or the Notice.   Optimus was obligated to purchase such Series C Preferred Stock on the twentieth trading day after any Notice date, subject to satisfaction of certain closing conditions, including (i) that we were listed for and trading on a trading market, (ii) our representations and warranties set forth in the Amended Purchase Agreement were true and correct as if made on each tranche date, and (iii) that no such purchase would result in Optimus and its affiliates beneficially owning more than 9.99% of our common stock. In the event the closing bid price of our common stock during any one or more of the nineteen trading days following the delivery of a Notice fell below 75% of the closing bid price on the trading day prior to the Notice date and Optimus determines not to complete the tranche closing, then we could, at our option, proceed to issue some or all of the applicable shares, provided that the conversion price for the Preferred Stock that was issued would reset at the lowest closing bid price for such nine trading day period.

On March 14, 2011, we delivered a Notice to Optimus to sell 140 shares of our Series C Preferred Stock for a tranche amount of approximately $1.4 million.   In support of this tranche, R & R Consulting Partners, LLC loaned 2,729,452 shares, Mr. Silverman loaned 70,548 shares and Mr. Caragol loaned 700,000 shares of our common stock to Optimus. On April 12, 2011 the tranche closed and we received the $1.4 million of proceeds, less $100,000 that was paid to Optimus to waive the requirement under the Amended Purchase Agreement that the conversion price of the Series C Preferred Stock issued in the tranche be reset at the lowest closing bid price for the 19 trading days following the tranche notice date, which was March 14, 2011, due to the closing bid price of a share of our common stock falling below 75% during such 19 trading day period.

In October 2011, we converted our Series C Preferred Stock into 3,500,000 shares of common stock, and Mr. Caragol, Mr. Silverman and R & R Consulting Partners, LLC demanded return of their loaned shares.  Optimus, the holder of the Series C Preferred Stock, defaulted under the stock loan agreements by failing to return the loaned shares to Mr. Caragol, Mr. Silverman and R & R Consulting Partners, LLC. After Optimus failed to return the loaned shares, Mr. Caragol, Mr. Silverman and R & R Consulting Partners, LLC began the process of repossessing the collateral, consisting of the common stock underlying the Series C Preferred Stock. Mr. Caragol, Mr. Silverman and R & R Consulting Partners, LLC became the beneficial owner of the shares issued upon repossession of the common stock underlying the Series C Preferred Stock. On November 22, 2011, we agreed to issue 2,729,452 unregistered shares of common stock to R & R Consulting Partners, LLC, 700,000 unregistered shares of common stock to Mr. Caragol, and 70,548 unregistered shares of common stock to Mr. Silverman. The shares issued to Mr. Caragol, Mr. Silverman and R & R Consulting Partners, LLC were issued in exchange for the 3,500,000 shares that were issued upon conversion of the our Series C Preferred Stock and which were pledged to Mr. Caragol, Mr. Silverman, and R & R Consulting Partners, LLC.   These securities were issued without registration in reliance upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933. On January 27, 2012, we issued an aggregate of 3,500,000 shares of common stock to R & R Consulting Partners, LLC, Mr. Silverman and Mr. Caragol. The securities that were originally issued upon conversion remain outstanding but have no voting, dividend, distribution or other rights of common stockholders. We plan to cancel the original 3,500,000 shares as soon as reasonably practicable. We have not determined and are evaluating the appropriate accounting treatment for the issuance of the shares of common stock to R&R Consulting Partners, LLC, Mr. Silverman and Mr. Caragol.

On January 11, 2012, we contributed certain assets and liabilities related to the VeriChip business, as well as, all of our assets and liabilities relating to our Health Link business which is a patient-controlled, online repository to store personal health information to our wholly-owned subsidiary, Animal Health.  We ceased actively marketing the VeriChip business in January 2008 and the Health Link business in September, 2010.  The term “VeriChip business” does not include the GlucoChip, a glucose-sensing microchip, based on our proprietary intellectual property, or any product or application involving blood glucose detection or diabetes management.

On January 11, 2012, VeriTeQ, which is owned and controlled by Mr. Silverman, purchased all of the outstanding capital stock of Animal Health in exchange for a secured promissory note in the amount of $200,000 and 4 million shares of common stock of VeriTeQ representing a 10% ownership interest.  In connection with the sale, we entered into the License Agreement with VeriTeQ dated January 11, 2012 which grants VeriTeQ a license to utilize our bio-sensor implantable RFID device that is protected under United States Patent No. 7,125,382, “Embedded Bio Sensor System” for the purpose of designing and constructing, using, selling and offering to sell products or services related to the VeriChip business, but excluding the GlucoChip, or any product or application involving blood glucose detection or diabetes management.  We will receive royalties in the amount of ten percent on all gross revenues arising out of or relating to VeriTeQ’s sale of products, whether by license or otherwise, specifically relating to the patent, and a royalty of twenty percent on gross revenues that are generated under the Development and Supply Agreement between us and Medcomp dated April 2, 2009. Our right to the Medcomp royalty payments terminate three years following written clearance by the United States Food and Drug Administration of the Medcomp product that incorporates the VeriChip product.

We also entered into a Shared Services Agreement with VeriTeQ on January 11, 2012 which requires that we provide certain services to VeriTeQ in exchange for $30,000 per month.  The term of the Shared Services Agreement commences on the earlier of (i) commencement of due diligence by VeriTeQ on a merger or public shell target or (ii) February 1, 2012. The first payment for such services is not payable until VeriTeQ receives gross proceeds of a financing of at least $500,000.

Review, Approval or Ratification of Transactions with Related Parties

Our audit committee’s charter requires review and discussion of any transactions or courses of dealing with parties related to us that are significant in size or involve terms or other aspects that differ from those that would be negotiated with independent parties. Our nominating and governance committee’s charter requires review of any proposed related party transactions, conflicts of interest and any other transactions for which independent review is necessary or desirable to achieve the highest standards of corporate governance. It is also our unwritten policy, which policy is not otherwise evidenced, for any related party transaction that involves more than a de minimis obligation, expense or payment, to obtain approval by our Board of Directors prior to our entering into any such transaction. In conformity with our various policies on related party transactions, each of the above transactions discussed in this “Certain Relationships and Related Transactions” section has been reviewed and approved by our Board of Directors.

Director Independence

Our Board of Directors currently consists of five members: William J. Caragol, Jeffrey S. Cobb, Barry M. Edelstein, Michael E. Krawitz and Ned L. Siegel. Although we are no longer listed on the Nasdaq Capital Market, our Board of Directors has determined that four of our five directors, Messrs. Cobb, Edelstein, Krawitz and Siegel, are independent under the standards of the Nasdaq Capital Market.   For transactions, relationships or arrangements that were considered by the Board of Directors in determining the independence of our Board of Directors, please see “Certain Relationships and Related Transactions — Director and Officer Roles and Relationships” above.

SELLING SECURITY HOLDERS

Mr. Silverman, our former chairman of the Board of Directors, is a selling security holder with respect to up to 21,580,300 shares of our common stock, of which 20,580,300 shares were issued under the amended and restated employment, consulting and non-compete agreement dated December 8, 2011 and 1,000,000 shares were issued under restricted stock award agreements.

Mr. Caragol, our chief executive officer and chairman of the Board of Directors, is a selling security holder with respect to up to 750,000 shares of our common stock, which were issued under restricted stock award agreements. For a description of Mr. Caragol’s background, please see above under “Our Management - Board of Directors.”

Jeffrey Cobb is a selling security holder with respect to up to 120,000 shares of our common stock. He has served as a member of our Board of Directors since March 2007. For a description of Mr. Cobb’s background, please see above under “Our Management - Board of Directors.”

Barry Edelstein is a selling security holder with respect to up to 120,000 shares of our common stock. He has served as a member of our Board of Directors since January 2008. For a description of Mr. Edelstein’s background, please see above under “Our Management - Board of Directors.”

Michael Krawitz is a selling security holder with respect to up to 220,000 shares of our common stock. He has served as a member of our Board of Directors since November 2008. For a description of Mr. Krawitz’s background, please see above under “Our Management - Board of Directors.”

Ned. Siegel is a selling security holder with respect to up to 220,000 shares of our common stock. He has served as a member of our Board of Directors since February 2011. For a description of Mr. Siegel’s background, please see above under “Our Management - Board of Directors.”

Focus Securities, LLC is a selling security holder with respect to 146,787 shares of our common stock that were issued to it as consideration for providing brokerage services in connection with our acquisition of MicroFluidic.

Eric M. Oganesoff is a selling security holder with respect to 149,779 shares of our common stock that were issued to him as consideration for providing brokerage services in connection with our acquisition of MicroFluidic.

George M. Shea is a selling security holder with respect to 149,779 shares of our common stock that were issued to him as consideration for providing brokerage services in connection with our acquisition of MicroFluidic.

Catharine A. Elliot is a selling security holder with respect to 13,805 shares of our common stock that were issued to her as consideration for providing brokerage services in connection with our acquisition of MicroFluidic.

The table below lists the following information with respect to each of the selling security holders: (i) the selling security holder’s name; (ii) the number of outstanding shares of common stock beneficially owned by the selling security holder prior to this offering; (iii) the number of shares of common stock offered by the selling security holder in this offering; (iv) the number of shares of common stock to be beneficially owned by the selling security holder after the completion of this offering, assuming the sale of all of the shares of common stock offered by the selling security holder; and (v) the percentage of outstanding shares of common stock to be beneficially owned by the selling security holder after the completion of this offering, assuming the sale of all of the shares of common stock offered by the selling security holder.

Information presented in the table below is from the selling security holders, the reports furnished to us under rules of the SEC, and our stock ownership records.

The aggregate number of shares of our common stock in this offering constitutes approximately 34% of the outstanding shares of our common stock, based on shares of common stock outstanding as of February 1, 2012.

The selling security holders may, from time to time, sell all, some or none of their shares in this offering. See “Plan of Distribution” below. No estimate can be given as to the number of shares that will be held by the selling security holders after completion of this offering, because the selling security holders may offer some or all of the shares, and, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The selling security holders are not broker-dealers or affiliates of a broker-dealer.

	Shares Beneficially Owned Prior to the	Number of Shares Offered	Shares Beneficially Owned After the Offering
Selling Security Holder	Offering	Hereby	Number	%

Scott R. Silverman (1)	28,647,271	21,580,300	7,066,971	8.7%
William J. Caragol (2)	4,214,000	750,000	3,464,000	4.2%
Jeffrey Cobb	588,750	120,000	468,750	*
Barry Edelstein	645,000	120,000	525,000	*
Michael Krawitz	720,000	220,000	500,000	*
Ned Siegel	276,900	220,000	56,900	*
Focus Securities, LLC (3)	336,673	146,787	189,886	*
Eric M. Oganesoff	274,504	149,779	124,725	*
George M. Shea	465,979	149,779	316,200	*
Catharine A. Elliot	42,948	13,805	29,143	*

*   Less than 1%

(1)

 Mr. Silverman currently beneficially owns 28,647,271 shares, which includes 54,000 shares upon the exercise of a warrant and 300,000 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of February 1, 2012.  Mr. Silverman has sole voting and dispositive power over 24,773,263 shares of our common stock. Mr. Silverman shares voting power over 3,874,008 shares, which consist of (i) 1,089,000 shares that Mr. Silverman, as a manager of Blue Moon Energy Partners LLC, or Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Caragol and (ii) 2,785,008 shares that Mr. Silverman, as the control person of R & R Consulting Partners, LLC, or R&R, may be deemed to share beneficial ownership with R&R.  Mr. Silverman shares dispositive power over the 1,089,000 Blue Moon shares.  Mr. Silverman shares dispositive power with R&R over 2,785,008 shares.

(2)

 Mr. Caragol beneficially owns 4,214,000 shares, which includes 304,000 shares issuable upon the exercise of warrants and 50,000 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of February 1, 2012. Mr. Caragol has sole voting power over 3,125,000 shares of our common stock. Mr. Caragol has sole dispositive power 2,750,000 shares of our common stock. Mr. Caragol lacks dispositive power over 375,000 shares which are restricted as to transfer until January 1, 2013. Mr. Caragol shares dispositive and voting power over 1,089,000 shares that Mr. Caragol, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Silverman. This does not include the 5,000,000 shares of restricted common stock to be issued to Mr. Caragol pursuant to his amended employment and non-compete agreement dated December 7, 2011. See the discussion under "Our Management—Executive Compensation" for a description of Mr. Caragol’s amended employment and non-compete agreement.

(3)	Douglas E. Rodgers is the natural person who has voting and investment power over the shares.

To our knowledge, the preceding table represents the holdings by the selling security holders. Information concerning the selling security holders may change from time to time, which changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling security holders may offer all or some of the common stock that they hold, we can only give an estimate as to the amount of common stock that will be held by the selling security holders upon the termination of this offering.  See “Plan of Distribution.”

PLAN OF DISTRIBUTION

The selling security holders or any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

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ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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an exchange distribution in accordance with the rules of the applicable exchange;

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privately negotiated transactions;

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short sales effected after the date of this prospectus;

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broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

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loans or pledges of shares of our common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus;

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a combination of any such methods of sale; and

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any other method permitted pursuant to applicable law.

The selling security holders may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act, rather than under this prospectus. In effecting sales, broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices other than related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus pursuant to Rule 424(b)(3) or other applicable provision of the Securities Act amending the selling security holders’ list to include the pledgee, transferee or other successors in interest as selling security holder under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling security holders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling security holders. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have agreed to use commercially reasonable efforts to register or qualify the shares being registered hereunder for the selling security holders under the securities or “blue sky” law of such jurisdictions within the United States as they request.

We have agreed to indemnify the selling security holders against certain liabilities, including certain liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with certain of the selling security holders to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by this prospectus for such security holder have been disposed of pursuant to and in accordance with the registration statement or until such earlier time that we reasonably determine, based on the advice of counsel, that such selling security holder, acting independently of all other selling security holders, will be eligible to sell under Rule 144 of the Securities Act all shares covered by this prospectus then owned by such selling security holder immediately following the termination of the effectiveness of the registration statement of which this prospectus forms a part.

Our shares of common stock are quoted on the OTC Bulletin Board under the symbol “PSID.OB.”

UNDER THE SECURITIES LAWS OF SOME STATES, THE SHARES OF COMMON STOCK MAY BE SOLD IN SUCH STATES ONLY THROUGH REGISTERED OR LICENSED BROKERS OR DEALERS. IN ADDITION, IN SOME STATES, THE SHARES OF COMMON STOCK MAY NOT BE SOLD UNLESS SUCH SHARES HAVE BEEN REGISTERED OR QUALIFIED FOR SALE IN SUCH STATE OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION IS AVAILABLE AND IS COMPLIED WITH.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

On January 27, 2012, our stockholders approved an increase in the number of authorized shares of our common stock from 70 million shares to 175 million shares. As of February 1, 2012, our Certificate of Incorporation authorizes us to issue 175,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which 400 shares have been previously designated as Series C Preferred Stock, of which none are currently issued and outstanding, 2,500 have been previously designated as Series F Preferred Stock, of which 1,500 shares are currently issued and outstanding, and 500 shares have been previously designated as Series H Preferred Stock, of which 350 are currently issued and outstanding.  As of February 1, 2012, 81,346,659 shares of our common stock were outstanding.

The following description of our common stock and preferred stock is a summary.  It is not complete and is subject to and qualified in its entirety by our Second Amended and Restated Certificate of Incorporation, and Amended and Restated Bylaws, each as amended to date, and a copy of each of which has been incorporated as an exhibit to the registration statement of which this prospectus supplement forms a part.

Common Stock

As of February 1, 2012, there were 81,346,659 shares of our common stock outstanding and held of record by approximately 57 stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of the holders of common stock. Subject to the rights of the holders of one or more series of preferred stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock, the election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters are determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, our second amended and restated certificate of incorporation, our amended and restated by-laws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions as may be declared by our board of directors, out of assets or funds legally available. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding preferred stock.

Preferred Stock

Our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix the designations, powers, preferences and relative, participating, optional and other special rights, if any, of each such class or series and the qualifications, limitations and restrictions thereof, including dividend rights, conversion rights, voting rights, sinking-fund provisions, terms of redemption, liquidation preferences, preemption rights, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of delaying, deferring or preventing a change in control of us.

Series C Preferred Stock

On March 14, 2011, we filed a certificate of designations of preferences, rights and limitations of Series C Preferred Stock with the Secretary of State of the State of Delaware and the number of shares so designated is 400, par value $0.001.   As of February 1, 2012, there were no shares of Series C Preferred Stock outstanding.

The Series C Preferred Stock ranks, with respect to rights upon liquidation, winding-up or dissolution, senior to our common stock and any other classes of stock or series of our preferred stock and junior to our existing and future indebtedness.  Otherwise, holders of the Series C Preferred Stock will not be entitled to receive dividends and will have no right to vote on any matters, questions or proceedings, including, without limitation, the election of directors.

Holders of Series C Preferred Stock are entitled to receive dividends on each outstanding share of Series C Preferred Stock, which accrues in shares of Series C Preferred Stock at a rate equal to 10% per annum from the date of issuance. Accrued dividends are payable annually on the anniversary of the issuance date.

Upon any liquidation, dissolution or winding up after payment or provision for payment of our debts and other liabilities, before any distribution or payment is made to the holders of any other class or series of stock, the holders of Series C Preferred Stock are first entitled to be paid out of our assets available for distribution to our stockholders an amount with respect to the Series C Liquidation Value, after which any of our remaining assets shall be distributed among the holders of the other class or series of stock in accordance with our Certificates of Designations and Second Amended and Restated Certificate of Incorporation, as amended.

We may redeem, for cash, any or all of the Series C Preferred Stock at any time at the redemption price per share equal to $10,000 per share of Series C Preferred Stock, which we refer to as the Series C Liquidation Value, plus any accrued but unpaid dividends with respect to such shares of Series C Preferred Stock, which we refer to as the Redemption Price. If we exercise this redemption option with respect to any Series C Preferred Stock prior to the fourth anniversary of the issuance of the Series C Preferred Stock, then in addition to the Redemption Price, we  must pay to the holder a make-whole price per share equal to the following with respect to such redeemed Series C Preferred Stock:

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35% of the Series C Liquidation Value if redeemed prior to the first anniversary of the issuance date,

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27% of the Series C Liquidation Value if redeemed on or after the first anniversary but prior to the second anniversary of the issuance date,

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18% of the Series C Liquidation Value if redeemed on or after the second anniversary but prior to the third anniversary of the issuance date, and

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9% of the Series C Liquidation Value if redeemed on or after the third anniversary but prior to the fourth anniversary of the issuance date.

Shares of Series C Preferred Stock may be converted into shares of our common stock, on or after the six month anniversary of the issuance date, at a conversion price equal to the closing bid price on the trading day immediately preceding the date of notice of conversion by us or the holder. If we exercise the conversion prior to the fourth anniversary of the issuance of such shares, then in addition to the conversion shares, we must pay to the holder additional shares with respect to such converted shares:

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35% of the conversion shares if converted after the six-month anniversary of the issuance date but prior to the first anniversary of the issuance date,

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27% of the converted shares if converted on or after the first anniversary but prior to the second anniversary of the issuance date,

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18% of the converted shares if converted on or after the second anniversary but prior to the third anniversary of the issuance date, and

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9% of the converted shares if converted on or after the third anniversary but prior to the fourth anniversary of the issuance date.

Series F Preferred Stock

On July 27, 2011, we filed a certificate of designations of preferences, rights and limitations of Series F Preferred Stock with the Secretary of State of the State of Delaware and the number of shares so designated is 2,500, par value $0.001 per share, which shall not be subject to increase without the consent of the holders of the Series F Preferred Stock.  As of February 1, 2012, there were 1,500 shares of Series F Preferred Stock outstanding, all of which were held by Ironridge Global.

The Series F Preferred Stock is convertible into shares of our common stock at Ironridge Global’s option or at our option at any time after six-months from the date of issuance of the Series F Preferred Stock.  If Ironridge Global elects to convert, we will issue that number of shares of our common stock equal to the Redemption Price, as defined below, multiplied by the number of shares subject to conversion, divided by the conversion price of $0.50, which we refer to as the Fixed Conversion Price.  The Fixed Conversion Price is equal to the higher of $0.50 and 130% of the closing price of our common stock on the trading day immediately before the date we announced the entry into the Preferred Stock Purchase Agreement.  There are no resets, ratchets or anti-dilution provisions that adjust the Fixed Conversion Price other than the customary adjustments for stock splits.

If we elect to convert the Series F Preferred Stock into common stock and the closing price of our common stock exceeds 150% of the Fixed Conversion Price for any consecutive 20 trading days, we will issue that number of shares of our common stock equal to the early redemption price set forth below multiplied by the number of shares subject to conversion, divided by the Fixed Conversion Price.  If we elect to convert the Series F Preferred Stock into common stock and the closing price of our common stock is less than 150% of the Fixed Conversion Price, we will issue an initial number of shares of our common stock equal to 130% of the early redemption price set forth below multiplied by the number of shares subject to conversion, divided by the lower of (i) the Fixed Conversion Price and (ii) 100% of the closing price of a share of our common stock on the trading day immediately preceding the date of the conversion notice.

After 20 trading days, Ironridge Global shall return, or we shall issue, a number of conversion shares, which we refer to as the Reconciling Conversion Shares, so that the total number of conversion shares under the conversion notice equals the early redemption price set forth below multiplied by the number of shares of subject to conversion, divided by the lower of (i) the Fixed Conversion Price and (ii) 85% of the average of the daily volume weighted average prices of our common stock for the 20 trading days following Ironridge Global’s receipt of the conversion notice.  However, if the trading price of our common stock during any one or more of the 20 trading days following Ironridge Global Technology's receipt of the conversion notice falls below 70% of the closing price on the day prior to the date we give notice of our intent to convert, Ironridge Global will return the Reconciling Conversion Shares to us and the pro rata amount of that conversion notice will be canceled.

The Series F Preferred Stock ranks, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, (1) senior with respect to dividends and pari passu in right of liquidation to our common stock, (2) junior in right of dividends and liquidation with respect to the Series C Preferred Stock, and (3) junior to our existing and future indebtedness. Holders of Series F Preferred Stock have no voting rights and no preemptive rights. There are no sinking-fund provisions applicable to the Series F Preferred Stock.

Commencing on the date of issuance of any such shares of Series F Preferred Stock, holders of Series F Preferred Stock are entitled to receive dividends on each outstanding share of Series F Preferred Stock, which accrue in shares of Series F Preferred Stock at a rate equal to 7.65% per annum from the date of issuance.  Accrued dividends are payable upon redemption of the Series F Preferred Stock.

Upon any liquidation, dissolution or winding up after payment or provision for payment of our debts and other liabilities and any liquidation preferences to the senior securities, before any distribution or payment is made to the holders of any junior securities, the holders of Series F Preferred Stock shall first be entitled to be paid out of our assets available for distribution to our stockholders an amount with respect to the Series F Liquidation Value, as defined below, after which any of our remaining assets will be distributed among the holders of our other class or series of stock in accordance with our Certificates of Designations and Second Amended and Restated Certificate of Incorporation, as amended.

We may redeem the Series F Preferred Stock, for cash or by an offset against any outstanding note payable from Ironridge to us that Ironridge issued, as follows.  We may redeem any or all of the Series F Preferred Stock at any time after the seventh anniversary of the issuance date at the redemption price per share equal to $1,000 per share of Series F Preferred Stock, which we refer to as the Series F Liquidation Value, plus any accrued but unpaid dividends with respect to such shares of Series F Preferred Stock, which we refer to as the Redemption Price.  Prior to the seventh anniversary of the issuance of the Series F Preferred Stock, we may, at our option, redeem the shares at any time after the six-month anniversary of the issuance date at a make-whole price per share equal to the following with respect to such redeemed Series F Preferred Stock:

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149.99% of the Series F Liquidation Value if redeemed prior to the first anniversary of the issuance date,

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141.6% of the Series F Liquidation Value if redeemed on or after the first anniversary but prior to the second anniversary of the issuance date,

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133.6% of the Series F Liquidation Value if redeemed on or after the second anniversary but prior to the third anniversary of the issuance date,

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126.1% of the Series F Liquidation Value if redeemed on or after the third anniversary but prior to the fourth anniversary of the issuance date,

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119.0% of the Series F Liquidation Value if redeemed on or after the fourth anniversary but prior to the fifth anniversary of the issuance date,

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112.3% of the Series F Liquidation Value if redeemed on or after the fifth anniversary but prior to the sixth anniversary of the issuance date, and

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106.0% of the Series F Liquidation Value if redeemed on or after the sixth anniversary but prior to the seventh anniversary of the issuance date.

In addition, if we determine to liquidate, dissolve or wind-up our business, or engage in any liquidation event, we must redeem the Series F Preferred Stock at the applicable early redemption price set forth above.

We cannot issue any shares of common stock upon conversion of the Series F Preferred Stock if it would result in Ironridge Global being deemed to beneficially own, within the meaning of Section 13(d) of the Securities Exchange Act, more than 9.99% of the total shares of our common stock then outstanding.  In addition, prior to obtaining stockholder approval, shares of Series F Preferred Stock may not be converted if the shares of common stock issuable upon conversion of the Series F Preferred Stock, plus any shares previously issued to Ironridge Global or its affiliates, would exceed 19.99% of the common stock outstanding on the date of the Preferred Stock Purchase Agreement.

Series H Preferred Stock

On January 12, 2012, we filed a certificate of designations of preferences, rights and limitations of Series H Preferred Stock with the Secretary of State of the State of Delaware and the number of shares so designated is 500, par value $0.001 per share, which shall not be subject to increase without the consent of the holders of the Series H Preferred Stock.  As of February 1, 2012, 350 shares of Series H Preferred Stock were outstanding.

The Series H Preferred Stock is convertible into shares of our common stock at the holder’s option at any time from the date of issuance of the Series H Preferred Stock.  If the holder elects to convert, we will issue that number of shares of our common stock equal to the Early Redemption Price, as defined below, multiplied by the number of shares subject to conversion, divided by the conversion price of $0.15, which we refer to as the Series H Conversion Price.  There are no resets, ratchets or anti-dilution provisions that adjust the Series H Conversion Price other than the customary adjustments for stock splits.

We may convert the Series H Preferred Stock into common stock if the closing price of our common stock exceeds 200% of the Series H Conversion Price for any consecutive 20 trading days and the following equity conditions are met:

•

on each day during the period beginning 30 trading days before the date we give the holder notice of conversion and ending 30 trading days after the date of the conversion notice, which we refer to as the Equity Conditions Measuring Period, our common stock is designated for quotation on a trading market and has not been suspended from trading on such exchange or market nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the then effective minimum listing maintenance requirements of such exchange or market;

•

during the Equity Conditions Measuring Period, we  have delivered shares issuable upon all conversions or redemptions of the Series H Preferred Stock in accordance with their terms to the holder on a timely basis;

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we have no knowledge of any fact that would cause both the registration statement not to be effective and available for the issuance of the conversion shares, Section 3(a)(9) of the Securities Act not to be available for the issuance of the conversion shares and Securities Act Rule 144 not to be available for the resale of all the conversion shares underlying the Series H Preferred Stock;

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a minimum of $500,000 in aggregate trading volume has traded on the trading market during the 20 trading dates prior to the date of determination; and

•

we are otherwise in compliance with and shall not have breached any provision, covenant, representation or warranty of any transaction document.

Upon such conversion, we will issue that number of shares of our common stock equal to the Early Redemption Price, as defined below, multiplied by the number of shares subject to conversion, divided by the Series H Conversion Price.

The Series H Preferred Stock ranks, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, (1) senior with respect to dividends and pari passu in right of liquidation to our common stock, (2) junior in right of dividends and liquidation with respect to the Series C Preferred Stock, (3) pari passu in right of dividends and liquidation with respect to the Series F Preferred Stock and (4) junior to our existing and future indebtedness.  Shares of Series H Preferred Stock will generally have no voting rights, except as required by law and except that the consent of holders of a majority of the outstanding Series H Preferred Stock will be required to amend the terms of the Series H Preferred Stock or to issue any new pari passu or senior equity securities.  There are no sinking-fund provisions applicable to the Series H Preferred Stock.

Commencing on the date of issuance of any such shares of Series H Preferred Stock, holders of Series H Preferred Stock are entitled to receive quarterly dividends on each outstanding share of Series H Preferred Stock, which are payable, at our option, in cash or shares of our common stock at a rate equal to 4.5% per annum from the date of issuance. If we opt to pay the dividends in shares of our common stock, the shares will be valued at the lower of the conversion price or a 15% discount to the closing price of our common stock on the trading day immediately preceding the dividend payment date.  Accrued dividends are payable on the last business day of each calendar quarter and upon redemption of the Series H Preferred Stock.  The dividend rate will adjust upward by 98.2350 basis points for each $0.01 that the price of our common stocks falls below $0.125 per share.  The dividend rate cannot, however, exceed 10% per annum.

Upon any liquidation, dissolution or winding up after payment or provision for payment of our debts and other liabilities and any liquidation preferences to the senior securities, before any distribution or payment is made to the holders of any junior securities, the holders of Series H Preferred Stock shall first be entitled to be paid out of our assets available for distribution to our stockholders an amount with respect to the Series H Liquidation Value, as defined below, after which any of our remaining assets will be distributed among the holders of our other class or series of stock in accordance with our Certificates of Designations and Second Amended and Restated Certificate of Incorporation, as amended.

We may redeem the Series H Preferred Stock, for cash, as follows.  We may redeem any or all of the Series H Preferred Stock at any time after the tenth anniversary of the issuance date at the redemption price per share, which we refer to as the Series H Redemption Price, equal to $1,000 per share of Series H Preferred Stock, plus any accrued but unpaid dividends with respect to such shares of Series H Preferred Stock, which we refer to as the Series H Liquidation Value.  Prior to the tenth anniversary of the issuance of the Series H Preferred Stock, we may, at our option, redeem the shares at any time after the issuance date at a price per share equal to the Series H Liquidation Value plus the total cumulative amount of dividends that otherwise would have been payable through the tenth anniversary of the issuance date, less any dividends that have been paid, which we refer to as the Early Redemption Price.

In addition, if we determine to liquidate, dissolve or wind-up our business, or engage in any liquidation event, we must redeem the Series H Preferred Stock at the applicable Early Redemption Price.

We cannot issue any shares of common stock upon conversion of the Series H Preferred Stock if it would result in Ironridge being deemed to beneficially own, within the meaning of Section 13(d) of the Exchange Act, more than 9.99% of the total shares of our common stock then outstanding.

Anti-Takeover Provisions

Delaware Anti-Takeover Law

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

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the corporation has elected in its certificate of incorporation not to be governed by Section 203;

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the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

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upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

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the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Provisions in our certificate of incorporation and by-laws.

Certain provisions of our certificate of incorporation and by-laws could make the acquisition of us by means of a tender offer, or the acquisition of control of us by means of a proxy contest or otherwise, more difficult. These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Our certificate of incorporation and by-laws provide other mechanisms that may help to delay, defer or prevent a change in control. For example, our certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting provides for a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock that such stockholder holds as it would if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence the board’s decision regarding a takeover.

Under our certificate of incorporation, 4,996,600 shares of preferred stock remain undesignated. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us.

Our by-laws contain advance-notice procedures that apply to stockholder proposals and the nomination of candidates for election as directors by stockholders, other than nominations made pursuant to the notice given by us with respect to such meetings or nominations made by or at the direction of the board of directors.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

OTC Bulletin Board

Our common stock is quoted on the OTC Bulletin Board under the symbol “PSID.OB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company, located at 10 Commerce Drive, Cranford, New Jersey 07016, and its telephone number is 800-368-5948.

LEGAL MATTERS

The validity of the securities offered hereby will be passed on for us by Holland & Knight LLP, 515 East Las Olas Boulevard, Suite 1200, Fort Lauderdale, Florida 33301.

EXPERTS

Our audited financial statements included in this prospectus as of and for the years ended December 31, 2010 and December 31, 2009 and the audited financial statements of MicroFluidic Systems included in this prospectus as of and for the years ended December 31, 2010 and December 31, 2009 have been audited by EisnerAmper LLP, an independent registered public accounting firm, as stated in their reports included in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Information concerning the operation of the SEC’s Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov). Quotations relating to our common stock appear on the OTC Bulletin Board, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

Website Access to Information and Disclosure of Web Access to Company Reports

Our website address is: http://www.positiveidcorp.com. We make available free of charge through our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, Forms 3, 4 and 5 and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.

INDEX TO FINANCIAL STATEMENTS

POSITIVEID CORPORATION

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of September 30, 2011 (unaudited) and December 31, 2010 and 2009	F-3

Consolidated Statements of Operations for the nine months ended September 30, 2011 and 2010 (unaudited) and the years ended December 31, 2010 and 2009	F-4

Consolidated Statements of Stockholders’ Equity (Deficit) for the nine months ended September 30, 2011 (unaudited) and the years ended December 31, 2010 and 2009	F-5

Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010 (unaudited) and the years ended December 31, 2010 and 2009	F-7

Notes to Consolidated Financial Statements	F-8

MICROFLUIDIC SYSTEMS

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2011	F-46

Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2010	F-47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
PositiveID Corporation

We have audited the accompanying consolidated balance sheets of PositiveID Corporation (the “Company”), formerly known as VeriChip Corporation, as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform audits of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of PositiveID Corporation, as of December 31, 2010 and 2009, and the consolidated results of its operations and its consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 2, the consolidated financial statements as of and for the years ended December 31, 2010 and 2009 have been restated for the presentation of the Company’s ID Security segment as a discontinued operation.

/s/ EisnerAmper LLP

New York, New York

January 23, 2012

POSITIVEID CORPORATION

Consolidated Balance Sheets

(In thousands, except share data)

	September 30,	December 31,	December 31,
	2011	2010	2009
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$472	$1,764	$6,423
Prepaid expenses and other current assets	186	173	193
Assets held for sale	—	1,305	4,292
Total Current Assets	658	3,242	10,908

Equipment, net	54	49	30
Goodwill	510	—	—
Intangibles, net	1,487	—	—
Other assets	258	24	34
Total Assets	$2,967	$3,315	$10,972

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities:
Accounts payable	$851	$490	$576
Accrued expenses and other current liabilities	1,094	1,067	775
Accrued preferred stock dividends payable	70	152	90
Total Current Liabilities	2,015	1,709	1,441

Contingent earn-out liability	750	—	—
Stock obligation to related party (see Note 9)	3,394	—	—

Commitments and contingencies

Stockholders’ Equity (Deficit):
Preferred stock, 5,000,000 shares authorized, $.001 par value; Series A Preferred – 462 shares issued and outstanding, liquidation preference of $4,620, at December 31, 2009; Series B Preferred - 230 shares issued and outstanding, liquidation preference of $2,300, at December 31, 2010; Series C Preferred – 140 shares issued and outstanding, liquidation preference of $1,400, at September 30, 2011; Series F Preferred - 630 shares issued and outstanding, liquidation preference of $630, at September 30, 2011	—	—	—
Common stock, 70,000,000 shares authorized, $.01 par value; 47,688,494, 33,047,405 and 21,840,433 shares issued and outstanding at September 30, 2011, December 31, 2010, and December 31, 2009, respectively	477	330	218
Additional paid-in capital	80,273	74,002	63,018
Accumulated deficit	(81,692)	(69,621))	(53,705)
	(942))	4,711	9,531
Note receivable for shares issued	(2,250))	(3,105))	—
Total Stockholders’ Equity (Deficit)	(3,192))	1,606	9,531
Total Liabilities and Stockholders’ Equity (Deficit)	$2,967	$3,315	$10,972

See accompanying notes to consolidated financial statements.

POSITIVEID CORPORATION

Consolidated Statements of Operations

(In thousands, except per share data)

	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009
	(unaudited)
Revenue	$—	$75	$75	$162
Cost of sales	—	45	45	54
Gross profit	—	30	30	108

Operating expenses:
Selling, general and administrative	8,082	7,192	9,722	5,355
Research and development	618	1,229	1,394	393
Stock compensation to related party (see Note 9)	3,394	—	—	—
Total operating expenses	12,094	8,421	11,116	5,748
Operating loss from continuing operations	(12,094)	(8,391)	(11,086)	(5,640)

Gain on sale of Xmark Corporation	—	—	—	4,385
Other income (expense), net	80	16	34	74
Loss from continuing operations	(12,014)	(8,375)	(11,052)	(1,181)

Discontinued operations:
Income (loss) from discontinued operations	498	(3,122)	(3,264)	(247)
Charge attributable to adjustment of goodwill	—	—	—	(10,170)
Impairment of goodwill	(555)	—	(1,600)	—
Total loss from discontinued operations	(57)	(3,122)	(4,864)	(10,417)
Net loss	(12,071)	(11,497)	(15,916)	(11,598)

Preferred stock dividends	(201)	(94)	(152)	(90)
Net loss attributable to common stockholders	$(12,272)	$(11,591)	$(16,068)	$(11,688)

Loss from continuing operations per common share attributable to common stockholders	$(0.35)	$(0.36)	$(0.47)	$(0.10)
Loss from discontinued operations per common share	—	(0.14)	(0.20)	(0.80)
Loss per common share attributable to common stockholders – basic and diluted	$(0.35)	$(0.50)	$(0.67)	$(0.90)
Weighted average shares outstanding – basic and diluted	35,117	23,292	24,053	13,020

See accompanying notes to consolidated financial statements.

POSITIVEID CORPORATION

Consolidated Statement of Stockholders’ Equity (Deficit)

For the Years Ended December 30, 2011 and 2009

(In thousands)

					Additional Paid-in Capital	Accumulated Deficit	Note Receivable For Shares Issued	Total Stockholders’ Equity (Deficit)

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount

Balance at January 1, 2009	—	$—	11,730	$117	$44,401	$(42,107)	$—	$2,420
Net loss	—	—	—	—	—	(11,598)	—	(11,598)
Stock based compensation	—	—	4,395	44	1,505	—	—	1,549
Issuance of Common Stock from option exercises	—	—	138	1	59	—	—	60
Issuance of Series A Preferred shares, net of costs	462	—	—	—	3,806	—	—	3,806
Issuance of Common Stock for settlement of litigation	—	—	510	5	245	—	—	250
Issuance of Common Stock pursuant to Steel Vault merger	—	—	5,067	51	13,083	—	—	13,134
Accrual of preferred stock dividends	—	—	—	—	(90)	—	—	(90)

Balance at December 31, 2009	462	—	21,840	218	63,018	(53,075)	—	9,531

Net loss	—	—	—	—	—	(15,916)	—	(15,916)
Stock based compensation	—	—	5,142	52	5,067	—	—	5,119
Issuance of Preferred Series B shares, net of costs	230	—	—	—	2,190	—	—	2,190
Issuance of Common Stock from option exercises	—	—	719	7	352	—	—	359
Reversal of accrued dividends for Series A Preferred shares on conversion	—	—	—	—	89	—	—	89
Common Stock issued for Series A Preferred conversion	(462)	—	2,700	27	(27)	—	—	—
Common Stock issued in connection with interest expense on Series A Preferred conversion	—	—	29	—	35	—	—	35
Issuance of Common Stock for note receivable	—	—	1,717	17	2,283	—	(2,300)	—
Issuance of Common Stock for note receivable upon warrant exercise	—	—	600	6	799	—	(805)	—
Common Stock issued pursuant to acquisition of Easy Check assets	—	—	300	3	348	—	—	351
Accrual of preferred stock dividends	—	—	—	—	(152)	—	—	(152)

Balance at December 31, 2010	230	$—	33,047	$330	$74,002	$(69,621)	$(3,105)	$1,606

See accompanying notes to consolidated financial statements.

POSITIVEID CORPORATION

Consolidated Statement of Stockholders’ Equity (Deficit)

For the Nine Months Ended September 30, 2011

(In thousands)

(Unaudited)

					Additional Paid-in Capital		Note Receivable For Shares Issued	Total Stockholders’ Equity (Deficit)
	Preferred Stock		Common Stock			Accumulated Deficit
	Shares	Amount	Shares	Amount

Balance at January 1, 2011	230	$—	33,047	$330	$74,002	$(69,621)	$(3,105)	$1,606

Issuance of Series B Preferred shares	190	—	—	—	1,900	—	—	1,900
Issuance of Common Stock for note receivable	—	—	2,721	27	1,873	—	(1,900)	—
Issuance of Common Stock for note receivable upon warrant exercise	—	—	952	10	655	—	(665)	—
Issuance of Common Stock pursuant to acquisition of Easy Check assets	—	—	200	2	112	—	—	114
Issuance of Series C Preferred shares, net of costs	140	—	—	—	1,228	—	—	1,228
Redemption of Series B Preferred shares	(420)	—	—	—	(5,465)	—	5,670	205
Issuance of Common Stock pursuant to acquisition of MicroFluidic Systems	—	—	3,346	34	1,211	—	—	1,245
Issuance of Series F Preferred shares, net of costs	630	—	—	—	313	—	—	313
Issuance of Common Stock for cash and note receivable	—	—	6,812	68	2,432	—	(2,250)	250
Accrual of preferred stock dividends	—	—	—	—	(201)	—	—	(201)
Stock-based compensation	—	—	610	6	2,213	—	—	2,219
Net loss	—	—	—	—	—	(12,071)	—	(12,071)

Balance at September 30, 2011	770	$—	47,688	$477	$80,273	$(81,692)	$(2,250)	$(3,192)

See accompanying notes to consolidated financial statements.

POSITIVEID CORPORATION

Consolidated Statements of Cash Flows

(In thousands)

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2011	2010	2010	2009
	(unaudited)

Cash flows from operating activities:
Net loss	$(12,071)	$(11,497)	$(15,916)	$(11,598)
Add: Loss from discontinued operations	57	3,122	4,864	10,417
Loss from continuing operations	(12,014)	(8,375)	(11,052)	(1,181)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	163	19	25	28
Stock-based compensation	2,219	3,732	5,119	1,549
Stock issued for settlement of litigation	—	—	—	250
Stock issued to advisor for acquisition	365	—	—	—
Stock compensation to related party (see Note 9)	3,394	—	—	—
In-process research and development allocation from asset purchase	114	350	350	—
Impairment of goodwill	555	—	1,600	—
Gain on sale of Xmark Corporation	—	—	—	(4,385)
Non-cash interest (income) expense, net	—	9	(7)	(7)
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets	(202)	(78)	51	147
Increase in accounts payable and accrued expenses	284	61	(34)	(1,235)
Net cash used in discontinued operations	(540)	(1,361)	(3,231)	(140)
Net cash used in operating activities	(5,662)	(5,643)	(7,179)	(4,974)
Cash flows from investing activities:
Acquisition of MicroFluidic Systems	(24)	—	—	—
Cash acquired in Steel Vault merger, net	—	—	—	72
Proceeds from sale of Xmark Corporation	—	—	—	4,434
Proceeds from sale of NationalCreditReport.com	675	—	—	—
Proceeds from sale of equipment	46	—	—	3
Purchase of equipment	(18)	(28)	(29)	(11)
Net cash provided by (used in) investing activities	679	(28)	(29)	4,498
Cash flows from financing activities:
Proceeds from equity financings, net of fees	3,691	2,190	2,190	3,806
Proceeds from exercise of stock options	—	359	359	60
Repayment of debt financing, net	—	—	—	(196)
Net cash provided by financing activities	3,691	2,549	2,549	3,670
Net (decrease) increase in cash and cash equivalents	(1,292)	(3,122)	(4,659)	3,194
Cash and cash equivalents, beginning of period	1,764	6,423	6,423	3,229
Cash and cash equivalents, end of period	$472	$3,301	$1,764	$6,423

See accompanying notes to consolidated financial statements.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

1.   Organization and Basis of Presentation

PositiveID Corporation (the “Company” or “PositiveID”) is a Delaware corporation formed in 2001. The Company commenced operations in 2002 as VeriChip Corporation. In 2007, the Company completed an initial public offering of its common stock.

In July 2008, the Company completed the sale of all of the outstanding capital stock of Xmark, which at the time was principally all of the Company’s operations. The sale transaction was closed for $47.9 million in cash, which consisted of the $45 million purchase price plus a balance sheet adjustment of approximately $2.9 million, which was adjusted to $2.8 million at settlement of the escrow. Under the terms of the stock purchase agreement, $43.4 million of the proceeds were paid at closing and $4.4 million was released from escrow in July 2009. As a result, the Company  recorded a gain on the sale of Xmark of $6.2 million, with $4.5 million of that gain deferred until the escrow was settled in 2009.

Following the completion of the sale, the Company  retired all of its outstanding debt for a combined payment of $13.5 million and settled all contractual payments to Xmark’s and the Company’s officers and management for $9.1 million. In August 2008, the Company  paid a special dividend to its stockholders of $15.8 million.

In November 2008, the Company entered into an Asset Purchase Agreement (“APA”) with Digital Angel Corporation and Destron Fearing Corporation, a wholly-owned subsidiary of Digital Angel Corporation, which collectively are referred to as “Digital Angel.” The terms of the APA included the Company’s purchase of patents related to an embedded bio-sensor system for use in humans, and the assignment of any rights of Digital Angel under a development agreement associated with the development of an implantable glucose sensing microchip. The Company also received covenants from Digital Angel and Destron Fearing that will permit the use of intellectual property of Digital Angel related to the Company’s health care business without payment of ongoing royalties, as well as inventory and a limited period of technology support by Digital Angel. The Company paid Digital Angel $500,000 at the closing of the APA, which was recorded in the financials as research and development expense.

Also, in November 2008, R & R Consulting Partners LLC, a company controlled by the Company’s then chairman and chief executive officer, purchased 5,355,556 shares of common stock from Digital Angel, at which point in time Digital Angel ceased being a stockholder.

On September 4, 2009, the Company, VeriChip Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (the “Acquisition Subsidiary”), and Steel Vault Corporation, a Delaware corporation (“Steel Vault”), signed an Agreement and Plan of Reorganization (the “Merger Agreement”), dated September 4, 2009, as amended, pursuant to which the Acquisition Subsidiary was merged with and into Steel Vault on November 10, 2009, with Steel Vault surviving and becoming a wholly-owned subsidiary of the Company (the “Merger”). Upon the consummation of the Merger, all outstanding shares, options and warrants of Steel Vault’s common stock were converted into approximately 5.1 million shares of common stock, 3.3 million options, and 0.5 million warrants of the Company. At the closing of the Merger, the Company changed its name to PositiveID Corporation. (See Note 3)

The Company has historically developed, marketed and sold radio frequency identification, frequently referred to as RFID, systems used for the identification of people in the healthcare market. Beginning in the fourth quarter of 2009, with the acquisition of Steel Vault, the Company focused its strategy to provide unique health and security identification tools to protect consumers and businesses, operating in two key segments: HealthID and ID Security.  Beginning in early 2011 the Company further focused its strategy on the growth of its HealthID segment, including the continued successful development of its GlucoChip, its Easy Check breath glucose measurement device, its iglucose wireless system, and potential strategic acquisition opportunities of businesses that are complimentary to its HealthID business.

In February 2010 the Company acquired the assets of Easy Check Medical Diagnostics, LLC (“Easy Check”), which included the Easy Check breath analysis system and the iglucose wireless communication system. The Company issued 300,000 shares of common stock in February 2010, with a fair value of $351,000, which was expensed as in process research and development as these products are currently under development.  The purchase agreement also included certain contingent stock payments and cash royalties based on future revenues.

In May 2011, the Company entered into a Stock Purchase Agreement to acquire MicroFluidic Systems, a California corporation (“MicroFluidic”), pursuant to which MicroFluidic became a wholly-owned subsidiary of the Company. MicroFluidic specializes in the production of automated instruments for a wide range of applications in the detection and processing of biological samples, ranging from rapid medical testing to airborne pathogen detection for homeland security. (See Note 3)

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

The Company’s ID Security segment includes its Identity Security suite of products, sold through its NationalCreditReport.com brand and its Health Link personal health record. The Company’s NationalCreditReport.com business was acquired in conjunction with its merger with Steel Vault in November 2009. NationalCreditReport.com offers consumers a variety of identity security products and services primarily on a subscription basis. In the first quarter of 2010, the Company re-launched its Health Link personal health record (“PHR”) business. The Company focuses its marketing efforts on partnering with health care providers and exchanges, physician groups, Electronic Medical Record (“EMR”) system vendors, and insurers to use Health Link as a PHR provided to their patients.

Beginning in early 2011, in conjunction with its focus on our HealthID businesses, including the development of the GlucoChip, the Easy Check breath glucose detection system, and iglucose wireless communication system, the Company has limited its activities in its ID Security segment.  In early 2011, the Company ceased acquiring new subscribers to its identity security and credit reporting businesses, and in July 2011, the Company completed the sale of substantially all of the assets of NationalCreditReport.com. (See Note 2)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Interim Financial Information

The accompanying unaudited consolidated financial statements as of September 30, 2011 and for the nine months ended September 30, 2011 and 2010 have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). In the opinion of the Company’s management, all adjustments (including normal recurring adjustments) necessary for a fair presentation for the periods presented have been reflected as required by Regulation S-X, Rule 10-01. The unaudited consolidated statements of operations for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the entire year.

Going Concern

The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern. As of September 30, 2011, the Company had a working capital deficiency of approximately $1.4 million and an accumulated deficit of approximately $82 million. The Company has incurred operating losses prior to and since the merger that created PositiveID. The current operating losses are the result of selling, general and administrative expenses and the Company's funding of its development projects and products. The Company expects its operating losses to continue through 2012.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain financing to fund the continued development of its HealthID products, the operations of MicroFluidic, and working capital requirements. Until the Company is able to achieve operating profits, it will continue to seek to access the capital markets.  Since December 31, 2010, the Company raised approximately $3.3 million under its Socius and Optimus financing facilities. In July 2011, the Company executed an equity financing with Ironridge that provided the Company with funding of approximately $1.4 million. On August 31, 2011 the Company received notification that their stock was being delisted from the NASDAQ Capital market and on September 1, 2011 the stock began trading on the OTC Bulletin Board. The delisting from Nasdaq could adversely affect the market liquidity of the Company’s common stock and harm the business and may hinder or delay the Company’s ability to consummate potential strategic transactions or investments. Such delisting could also adversely affect the Company’s ability to obtain financing for the continuation of its operations and could result in the loss of confidence by investors, suppliers and employees. In January 2012, the Company raised approximately $0.5 million from the sale of preferred stock to Ironridge and entered into financing facility with Ironridge that, subject to certain conditions, may provide the Company with funding of up to $10 million. The Ironridge financing facility is, among other things, subject to the effectiveness of a registration statement to be filed with the SEC, and the amount of funding available under the facility overall is largely dependent upon the Company’s stock price and trading volume. (See Note 4) These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans to access capital under the Ironridge financing facility. In addition and if necessary, the Company could reduce and/or delay certain discretionary research, development and related activities and costs. However, there can be no assurances that the Company will be able to derive sufficient funding under the Ironridge facility or be successful in negotiating additional sources of equity or credit for its long-term capital needs.  The Company’s inability to have continuous access to such financing at reasonable costs could materially and adversely impact its financial condition, results of operations and cash flows, and result in significant dilution to the Company’s existing stockholders. The Company’s consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on the knowledge of current events and actions the Company may undertake in the future, they may ultimately differ from actual results. Included in these estimates are assumptions about allowances for excess inventory and obsolescence, lives of long- lived assets, lives of intangible assets, assumptions used in Black-Scholes valuation models, estimates of the fair value of acquired assets and assumed liabilities and the determination of whether any impairment is to be recognized on intangibles, among others.

Discontinued Operations

In connection with the Company’s sale of its NationalCreditReport.com business in July 2011, certain assets of the subsidiary have been classified as held for sale in the accompanying consolidated balance sheets, and its results of operations have been presented as discontinued operations in the accompanying consolidated statements of operations (see Note 2). Related amounts for prior periods presented have been reclassified to conform to the current period presentation. The Company currently operates in one business segment and has generated no revenue from this segment in 2010 and for the nine-month period ended September 30, 2011.

Concentration of Credit Risk

The Company maintained its cash in one financial institution during the years ended December 31, 2010 and 2009. Balances were insured up to Federal Deposit Insurance Corporation (“FDIC”) limits of $250,000 per institution. Cash exceeded the federally insured limits.

The Company’s trade receivables are potentially subject to credit risk. The Company extends credit to its customers based upon an evaluation of the customers’ financial condition and credit history. The Company generally does not require collateral.

Equipment

Equipment is carried at cost less accumulated depreciation, computed using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or useful life, software is depreciated over 2 years, and equipment is depreciated over periods ranging from 3 to 5 years. Repairs and maintenance, which do not extend the useful life of the asset, are charged to expense as incurred. Gains and losses on sales and retirements are reflected in the consolidated statements of operations.

Intangible Assets

The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated useful lives of its definite-lived intangible assets may warrant revision or that the remaining balance of such assets may not be recoverable. The Company uses an estimate of the related undiscounted cash flows attributable to such asset over the remaining life of the asset in measuring whether the asset is recoverable.

The Company records goodwill as the excess of purchase price over the fair values assigned to the net assets acquired in business combinations. Goodwill is allocated to reporting units as of the acquisition date for the purpose of goodwill impairment testing. The Company’s reporting units are those businesses for which discrete financial information is available and upon which segment management makes operating decisions. Goodwill of a reporting unit is tested for impairment at least once a year, or between testing dates if an impairment condition or event is determined to have occurred.

Revenue Recognition

The Company’s revenue recognition policy related to the discontinued ID Security segment was as follows:

Revenue is recognized when persuasive evidence of an arrangement exists, collectability of arrangement consideration is reasonably assured, the arrangement fees are fixed or determinable and delivery of the product or service has been completed. A significant portion of the Company’s revenue is derived from the Company’s processing of transactions related to the provision of information services to customers, in which case revenue is recognized, assuming all other revenue recognition criteria are met, when the services are provided. Another portion of the Company’s revenues relate substantially to monthly subscription fee-based credit monitoring contracts under which a customer pays a preset fee for a predetermined or unlimited number of transactions or services provided during the subscription period. Revenue related to subscription fee-based contracts having an unlimited volume is recognized ratably during the contract term.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

If at the outset of an arrangement, the Company determines that collectability is not reasonably assured, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment. If there is uncertainty as to the customer’s acceptance of the Company’s deliverables, revenue is not recognized until the earlier of receipt of customer acceptance or expiration of the acceptance period. If at the outset of an arrangement, the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes estimable, assuming all other revenue recognition criteria have been met.

In October 2009, the Financial Accounting Standard Board (“FASB”) issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance requires the use of management’s best estimate of selling price for the deliverables in an arrangement when vendor specific objective evidence, vendor objective evidence or third party evidence of the selling price is not available. In addition, excluding specific software revenue guidance, the residual method of allocating arrangement consideration is no longer permitted, and an entity is required to allocate arrangement consideration using the relative selling price method. In accordance with the guidance, the Company elected to early adopt its provisions as of January 1, 2010 on a prospective basis for all new or materially modified arrangements entered into on or after that date. The adoption of this guidance did not have a material impact on the consolidated financial statements.

As discussed above, effective January 1, 2010 the Company adopted, on a prospective basis for all new or materially modified arrangements entered into on or after that date, the amended accounting guidance for multiple-deliverable revenue arrangements and the amended guidance related to the scope of existing software revenue recognition guidance. The amended guidance does not generally change the units of accounting for the Company’s revenue transactions. Most of the Company’s products and services qualify as separate units of accounting.

To the extent the Company sells products that may consist of multiple deliverables the revenue recognition is subject to specific guidance. A multiple-deliverable arrangement is separated into more than one unit of accounting if the following criteria are met:

•

The delivered item(s) has value to the client on a stand-alone basis; and

•

If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the Company’s control.

If these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is a relative selling price for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative selling price.

Deferred revenue consists of amounts billed in excess of revenue recognized on sales of information services, relating generally to subscription fees.

Stock-Based Compensation

Stock-based compensation expenses are reflected in the Company’s consolidated statements of operations under selling, general and administrative expenses and research and development expenses.

Income Taxes

The Company accounts for income taxes under the asset and liability approach for the financial accounting and reporting of income taxes. Deferred taxes are recorded based upon the tax impact of items affecting financial reporting and tax filings in different periods. A valuation allowance is provided against net deferred tax assets when the Company determines realization is not currently judged to be more likely than not.

The Company follows the provisions of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) No. 740, Income Taxes (“ASC 740”). ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition purposes by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.  Accordingly, the Company reports a liability for unrecognized tax benefits resulting from the uncertain tax positions taken or expected to be taken on a tax return and recognizes interest and penalties, if any, related to uncertain tax positions as an as interest expense.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

Research and Development

Research and development costs are expensed as incurred and consist of development work associated with the Company’s existing and potential products. The Company’s research and development expenses relate primarily to share based compensation to our project partner, payroll costs for engineering personnel and costs associated with various projects, including testing, developing prototypes and related expenses.

Loss Per Common Share

The Company presents “basic” income (loss) per common share and, if applicable “diluted” income (loss) per share, pursuant to the provisions of ASC 260 “Earnings Per Share”. Basic income (loss) per common share is based on the weighted average number of common shares outstanding in each year and after preferred stock dividend requirements. The calculation of diluted income (loss) per common share assumes that any dilutive convertible preferred shares outstanding at the beginning of each year or the date issued were convertible at those dates, with preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options and warrants for which average period market price exceeds exercise price, less shares that could have been purchased by the Company with related proceeds.

The following potentially dilutive securities were outstanding as of September 30, 2011 and 2010 and December 31, 2010 and 2009 and were not included in the computation of dilutive loss per common share because the effect would have been anti-dilutive (in thousands):

	September 30, 2011	September 30, 2010	December 31, 2010	December 31, 2009
	(unaudited)	(unaudited)
Convertible preferred stock	4,760	1,735	2,729	2,038
Stock options	4,474	3,541	3,216	4,215
Warrants	304	454	304	454
Unvested restricted common stock	4,385	3,995	6,623	4,191
	13,923	9,725	12,872	10,898

2. Discontinued Operations

Beginning at the end of 2010, in conjunction with the Company’s focus on its HealthID businesses, including the development of the GlucoChip, the Easy Check breath glucose detection system, and iglucose wireless communication system, the Company began to limit the activities of its ID Security segment, which included its wholly-owned NationalCreditReport.com subsidiary. In connection with the Company’s decision at the end of 2010 to cease acquiring new customers, it evaluated the Steel Vault business model and recoverability of its intangible assets by estimating the projected operating cash flows and estimated residual value of the NationalCreditReport.com business. As a result, the Company recorded a charge for the impairment of its goodwill of $1.6 million in the fourth quarter of 2010.  Effective December 31, 2010, the Company also adjusted the rate of amortization of its trademarks and domain names to reflect the estimated residual value over its estimated remaining economic life.

In early 2011, the Company ceased acquiring new subscribers for its NationalCreditReport.com business, and in the second quarter of 2011 the Company began actively marketing the business for sale. On July 22, 2011, the Company completed the sale of substantially all of the assets of NationalCreditReport.com for $750,000 in cash. The buyer retained $75,000 from the purchase price pending the final determination of indemnification obligations for a period of eighteen months from the closing date.

The transferred assets of NationalCreditReport.com have been classified as held for sale in the accompanying consolidated balance sheets, and consist of the following (in thousands):

	December 31, 2010	December 31, 2009
Equipment, net	$70	$92
Intangible assets, net	385	-
Goodwill	850	4,200
Total	$1,305	$4,292

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

In connection with the decision to sell the NationalCreditReport.com business, the carrying value of the subsidiary’s net assets was written down to their estimated fair value, determined based upon the proceeds realized upon the sale in July 2011. As a result, an impairment of the carrying value of goodwill of approximately $555,000 was recognized during the second quarter of 2011 and is included in the loss from discontinued operations in the accompanying consolidated statements of operations for the nine months ended September 30, 2011.

Historical revenue related to the NationalCreditReport.com business and included in the income (loss) from discontinued operations in the accompanying consolidated statements of operations totaled approximately $3,018,000 and $191,000 for the years ended December 31, 2010 and 2009, respectively, $988,000 for the nine months ended September 30, 2011, and approximately $2,249,000 for the nine months ended September 30, 2010.

3.   Acquisitions

Merger with Steel Vault

On September 4, 2009, the Company, the Acquisition Subsidiary, and Steel Vault signed the Merger Agreement, pursuant to which the Acquisition Subsidiary was merged with and into Steel Vault on November 10, 2009, with Steel Vault surviving and becoming a wholly-owned subsidiary of the Company. The Merger Agreement provided for the Company’s conversion of each outstanding share of Steel Vault’s common stock into 0.5 shares of common stock of the Company. At the time the Merger Agreement was signed in September 2009, the value of the transaction was $3.5 million.  At the time the Merger was consummated, the stock price of the Company was $1.71 per share as compared to $0.65 during September 2009 when the Merger Agreement was executed. As a result, at the time the transaction closed, in November 2009, the recorded value of the transaction amounted to $13.7 million as compared to approximately $3.5 million at the time the Merger Agreement was signed in September 2009. The purchase price included Steel Vault’s approximately 6,696,000 stock options and 908,000 warrants outstanding which were converted into 3,349,000 options and 454,000 warrants to acquire shares of the Company’s common stock at the effective exchange date rate, and which were measured at the fair value using the Black-Scholes model on the date the transaction closed.

Based on an assessment underlying the preliminary purchase price allocation the Company performed as of December 31, 2009, the determination was made that the estimated fair value of Steel Vault was approximately $3.5 million as of December 31, 2009. Accordingly, the Company recognized a charge in the fourth quarter of 2009 attributable to the reduced carrying amount of goodwill by approximately $10.2 million. The total purchase price of the business acquired was allocated based on a final valuation as follows:

Cash	$72
Equipment and other assets	142
Trademarks and domain names	500
Subscriber base	1,250
Goodwill	2,450
Current liabilities	(910)

Total	3,504
Charge attributable to adjustment of goodwill	10,170

Total purchase price	$13,674

The primary reasons the purchase price of the acquisition exceeded the fair value of the net assets acquired, which resulted in the recognition of goodwill of approximately $2.5 million at the time the agreement was executed, were to provide entry into the industry and growth opportunities from new or enhanced product offerings, as well as the acquisition of the existing workforce that are not recognized as assets apart from goodwill. In addition, the Company identified intangible assets for trademarks and domain names of $500,000 with a life of 5 years, and a subscriber base of $1,250,000 with a life of 12 months. Amortization expense of approximately $1.4 million was recorded for the year ended December 31, 2010 associated with the finite lived intangible assets.

The results of Steel Vault have been included in the Company’s consolidated statements of operations since the date of acquisition, which was November 10, 2009, and are reflected as discontinued operations as discussed in Note 2. Unaudited pro forma results of operations for the year ended December 31, 2009 are included below. Such pro forma information assumes that the Steel Vault acquisition occurred as of January 1, 2009, and revenue is presented in accordance with the Company’s accounting policies. This summary is not necessarily indicative of what the Company’s results of operations would have been had the Company and Steel Vault been combined entities during such period, nor does it purport to represent results of operations for any future periods (in thousands except per share data):

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

Year Ended
December 31, 2009

Revenue from discontinued operations	$1,581
Net income (loss) attributable to common shareholders	$(14,454)
Net income (loss) attributable to common shareholders per common share — basic and diluted	$(0.83)

Easy Check Asset Purchase

On February 11, 2010, the Company purchased the assets of Easy Check, which was comprised of the intellectual property related to the Easy Check breath analysis system and the iglucose wireless communication system. The Company issued 300,000 shares of common stock in connection with the purchase with a fair value of $351,000 based on a stock price of $1.17 per share. The entire purchase price was expensed as in-process research and development as the development of these projects had not yet reached technological feasibility and had no alternative future uses.  The Company did not purchase any tangible assets from Easy Check.

In February 2011 the Company amended the purchase agreement, paying the seller of the assets an additional 200,000 shares of its common stock valued at $114,000, based on a stock price of $0.57 per share, and lowering the potential royalty on future income from these products from 25% to 10%. The value transferred was expensed as in-process research and development as the related projects had not yet reached technological feasibility at the time of the amendment.

MicroFluidic Acquisition

On May 23, 2011, the Company acquired all of the outstanding capital stock of MicroFluidic in a transaction accounted for using the purchase method of accounting (the “Acquisition”). Since MicroFluidic's inception, its key personnel have had an important role in developing technologies to automate the process of biological pathogen detection. MicroFluidic’s substantial portfolio of intellectual property related to sample preparation and rapid medical testing applications are complementary to the Company’s portfolio of virus detection and diabetes management products.

As consideration for the consummation of the Acquisition, the Company paid $250,000 to fund certain accounts payable of MicroFluidic (of which approximately $24,000 was paid to selling shareholders) and issued 2,375,000 shares of common stock of the Company (the “Stock Consideration”). Additionally, the Company issued a total of 971,429 shares of common stock to its advisors for brokerage services rendered in conjunction with the Acquisition. The Company incurred a nonrecurring charge of approximately $550,000 related to the direct costs of the Acquisition, consisting of the $365,000 value of the shares of common stock issued to its advisors and $185,000 of cash costs, which is recorded in operating expenses in the accompanying consolidated statement of operations for the nine months ended September 30, 2011.

In connection with the Acquisition, the Company is also required to make certain earn-out payments, up to a maximum of $7,000,000 payable in shares of the Company’s common stock, upon certain conditions over the next three years (the “Earn-Out Payment”). The earn-out for 2011 is based upon the value of contracts secured by MicroFluidic through December 31, 2011, subject to a maximum Earn-Out Payment of $2,000,000. The earn-out for years 2012-2014 is based on MicroFluidic achieving certain earnings targets for the respective year, subject to a maximum Earn-Out Payment of $2,000,000 per year and an overall cumulative maximum Earn-Out Payment of $7,000,000. However, the Company is prohibited from making any Earn-Out Payment until stockholder approval is obtained if the aggregate number of shares to be issued exceeds 19.99% of the Company’s common stock outstanding immediately prior to the closing. In the event the Company is unable to obtain any required stockholder approval, the Company is obligated to pay the applicable Earn-Out Payment in cash to the sellers. In addition, the Company may pay any applicable Earn-Out Payment in cash at its option.

The estimated purchase price of the Acquisition totaled approximately $1,653,000, comprised of (i) $24,000 in cash, (ii) Stock Consideration of $879,000 based on a stock price of $0.37 per share, and (iii) contingent consideration of approximately $750,000. The fair value of the contingent consideration was estimated based upon the present value of the probability-weighted expected future payouts under the earn-out arrangement.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

The purchase agreement provided for a purchase price adjustment based on the closing balance sheet working capital of MicroFluidic. As the working capital shortfall and amount of any resulting downward adjustment to the purchase price was undetermined at the time, no related amounts were recorded in the initial purchase accounting reflected in the Company’s June 30, 2011 unaudited financial statements. Management subsequently estimated the working capital shortfall to be approximately $350,000. On October 31, 2011, the Company entered into an agreement with two of the selling MicroFluidic shareholders pursuant to which the two individuals waived their right to any earn-out compensation for 2011 in settlement of the closing working capital adjustment provisions of the purchase agreement. The two individuals represent approximately 68% of the selling shareholder interests, and thus any earn-out for 2011 would be reduced by such percentage. As a result, the Company reduced its estimate of the fair value of the contingent consideration by $650,000 from the preliminary liability reflected in the Company’s June 30, 2011 unaudited balance sheet, with a corresponding reduction in goodwill.

Under the purchase method of accounting, the estimated purchase price of the Acquisition was allocated to MicroFluidic’s net tangible and identifiable intangible assets and liabilities assumed based on their estimated fair values as of the date of the completion of the Acquisition, as follows (in thousands):

Assets acquired:
Net tangible assets	$125
Customer contracts and relationships	230
Patents	1,223
Non-compete agreement	169
Goodwill	510
2,257
Liabilities assumed:
Current liabilities	(604)
Total estimated purchase price	$1,653

The estimated fair values of certain assets and liabilities were determined by management based upon a third-party valuation. The goodwill recorded in connection with the Acquisition is allocated to the Company’s HealthID segment, and no portion of the intangible assets, including goodwill, is expected to be deductible for tax purposes.

The results of operations of MicroFluidic are included in the Company’s consolidated statements of operations from the date of the acquisition of May 23, 2011, including $0 of revenue and approximately $450,000 of net loss. The following supplemental pro forma information assumes that the Acquisition had occurred as of January 1 for each period presented (in thousands except per share data):

	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009
	(unaudited)
Revenue	$235	$5,291	$5,583	$8,836
Net loss	$(12,678)	$(12,333)	$(17,886)	$(12,616)
Loss per common share – basic and diluted	$(0.35)	$(0.47)	$(0.66)	$(0.78)

The pro forma financial information is not necessarily indicative of the results that would have occurred if the Acquisition had occurred on the dates indicated or that may result in the future. The pro forma revenue reflected primarily relates to revenue reported by MicroFluidic, substantially all of which was generated under two contracts with an agency of the U.S. Government. The two contracts were completed by March 31, 2011 and as of September 30, 2011 MicroFluidic had no active revenue-generating contracts. The pro forma results for the nine months ended September 30, 2010 and the years ended December 31, 2010 and 2009 exclude a charge of approximately $550,000 related to the direct costs of the Acquisition, which is included in the Company’s results of operations for the period after the date of the Acquisition and thus in the pro forma results for the nine months ended September 30, 2011.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

4.   Financing Agreements

Optimus Financing

On September 29, 2009, the Company entered into a Convertible Preferred Stock Purchase Agreement (the “Optimus Purchase Agreement”) with Optimus Technology Capital Partners, LLC (“Optimus”) under which Optimus was committed to purchase up to $10 million shares of convertible Series A Preferred Stock of the Company in one or more tranches.

To facilitate the transactions contemplated by the Optimus Purchase Agreement, R & R Consulting Partners, LLC (“R&R”), a company controlled by Scott R. Silverman, the Company’s former chairman and chief executive officer, loaned shares of common stock of the Company to Optimus equal to 135% of the aggregate purchase price for each tranche pursuant to stock loan agreements between R & R and Optimus. R & R was paid a $100,000 fee in October 2009 plus will be paid 2% as interest for the fair value of the loaned shares for entering into the stock loan arrangement.  R & R may demand return of some or all of the borrowed shares (or an equal number of freely tradable shares of common stock) at any time on or after the six-month anniversary date such borrowed shares were loaned to Optimus, but no such demand may be made if there are any shares of Series A Preferred Stock then outstanding. If a permitted return demand is made, Optimus is required to return the borrowed shares (or an equal number of freely tradable shares of common stock) within three trading days after such demand. Optimus may return the borrowed shares in whole or in part, at any time or from time to time, without penalty or premium. On September 29, 2009, October 8, 2009, and October 21, 2009, R & R loaned Optimus 1.3 million, 800,000 and 600,000 shares, respectively, of Company common stock.

On September 29, 2009, the Company exercised the first tranche of the Optimus financing, pursuant to which it issued 296 shares of Series A Preferred Stock, for a purchase price of approximately $3.0 million. In support of this tranche, R & R loaned Optimus 1.3 million shares of common stock. The tranche closed on October 13, 2009, and the Company received proceeds of approximately $3.0 million, less the fees due on the entire financing commitment of $800,000. On November 5, 2009, the Company closed the second tranche of this financing, issuing 166 shares of Series A Preferred Stock, for a purchase price of approximately $1.7 million. In support of this tranche, R & R loaned Optimus approximately 1.4 million shares of common stock.

On May 12, 2010, R & R demanded the return of 2.7 million shares loaned to Optimus.  Also on May 12, 2010, the Company sent Optimus a notice of its election to convert all of the outstanding shares of Series A Preferred Stock into 2,729,452 shares of Company common stock.  Optimus returned these shares to R & R in repayment of the loan. The conversion of the Series A Preferred Stock was determined by a fixed conversion price that was determined at the time of the two tranche closings, which were approximately $3.07 and $1.60 per share, respectively. The Company was required to issue make-whole shares to Optimus equal to 35% of the Series A Liquidation Value ($10,000 per share of Series A Preferred Stock) because the Series A Preferred Stock was redeemed prior the first anniversary of the issuance date.  On October 13, 2010, the Company filed a Certificate of Elimination with the Secretary of State of the State of Delaware effecting the elimination of the Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock.  No shares of the Series A Preferred Stock remained outstanding as of December 31, 2010.

On March 14, 2011, the Company entered into an Amended and Restated Convertible Preferred Stock Purchase Agreement (the “Amended Optimus Purchase Agreement”) with Optimus. The Amended Optimus Purchase Agreement amended and restated the Optimus Purchase Agreement, and, among other things, specifically (i) replaced the Series A Preferred Stock issuable under the Purchase Agreement with Series C Preferred Stock with substantially similar terms, and (ii) reduced the maximum amount of preferred stock issuable to Optimus under the Optimus Purchase Agreement from $10 million to $8.7 million, of which $4.7 million was previously issued in 2009) as described above.

Under the terms of the Amended Optimus Purchase Agreement, from time to time and at the Company’s sole discretion, the Company can present Optimus with a notice to purchase shares of Series C Preferred Stock (the “Notice”).   Optimus is obligated to purchase such Series C Preferred Stock on the twentieth trading day after any Notice date, subject to satisfaction of certain closing conditions, including (i) that the Company is listed for and trading on a trading market, such as the Nasdaq or the over the counter bulletin board, (ii) the representations and warranties of the Company set forth in the Amended Optimus Purchase Agreement are true and correct as if made on each tranche date, and (iii) that no such purchase would result in Optimus and its affiliates beneficially owning more than 9.99% of the Company’s common stock. In the event the closing bid price of the Company’s common stock during any one or more of the nineteen trading days following the delivery of a Notice falls below 75% of the closing bid price on the trading day prior to the Notice date and Optimus determines not to complete the tranche closing, then the Company may, at its option, proceed to issue some or all of the applicable shares, provided that the conversion price for the Preferred Stock that is issued shall reset at the lowest closing bid price for such nineteen trading day period.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

On March 14, 2011, the Company delivered a Notice to Optimus to sell 140 shares of Series C Preferred Stock for a purchase price of approximately $1.4 million.   In support of this tranche, R & R loaned 2,729,452 shares, Mr. Silverman loaned 70,548 shares and William Caragol, the Company’s current chairman and chief executive officer, loaned 700,000 shares of Company common stock to Optimus (the “Loaned Shares”). On April 12, 2011, the tranche closed and the Company received proceeds of approximately $1.4 million, less $100,000 paid to Optimus to waive the requirement under the Amended Optimus Purchase Agreement that the conversion price of the Series C Preferred Stock issued in the tranche be reset at the lowest closing bid price for the nineteen trading days following the tranche notice date, which was March 14, 2011, due to the closing bid price of a share of the Company’s common stock falling below 75% during such nineteen trading day period.

On October 12, 2011, R & R, Mr. Caragol and Mr. Silverman demanded the return of the Loaned Shares from Optimus. Also on October 12, 2011, the Company sent Optimus a notice of its election to convert all of the outstanding shares of Series C Preferred Stock into 3,500,000 shares of common stock. The conversion of the Series C Preferred Stock was determined by a fixed conversion price that was determined at the time of the tranche closing, which was approximately $0.40 per share. On October 17, 2011, Optimus failed to return the Loaned Shares within three trading days of the demand by R & R, Mr. Caragol and Mr. Silverman as required under the terms of the Amended Optimus Purchase Agreement. R&R, Mr. Caragol and Mr. Silverman are currently in possession of the stock certificates representing the shares underlying the Series C Preferred Stock since such shares were pledged to them as collateral under the stock loan agreements.

Certificate of Designations for Series C Preferred Stock

On March 14, 2011, pursuant to the Amended Optimus Purchase Agreement, the Company filed a Certificate of Designations of Preferences, Rights and Limitations of Series C Preferred Stock with the Secretary of State of the State of Delaware.  The Company is authorized to issue 400 shares of Series C Preferred Stock and the shares of Preferred Stock may not be converted if the shares of common stock issuable upon conversion of the Series C Preferred Stock plus any shares previously issued to Optimus or its affiliates would exceed 19.99% of the common stock outstanding as calculated and determined in accordance with Nasdaq Marketplace rules.

Ranking and Voting. The Series C Preferred Stock ranks, with respect to rights upon liquidation, winding-up or dissolution, senior to the Company’s Common Stock and any other classes of stock or series of preferred stock of the Company, including the Series B Preferred Stock, and junior to existing and future indebtedness of the Company. Otherwise, holders of the Preferred Stock will not be entitled to receive dividends and will have no right to vote on any matters, questions or proceedings, including, without limitation, the election of directors.

Conversion. One or more shares of the Series C Preferred Stock may be converted into shares of Common Stock of the Company, on or after the six month anniversary of the issuance date, at a conversion price equal to the closing bid price on the trading day immediately preceding the Notice date (the “Conversion Price”) by the Company or Optimus. If the Company or Optimus exercises this conversion option with respect to any Series C Preferred Stock, the Company will issue to Optimus the number of shares of Common Stock equal to (x) $10,000 per share of Series C Preferred Stock multiplied by (y) the number of shares of Series C Preferred Stock subject to the Notice divided by (z) the Conversion Price with respect to such shares. If the Company exercises the conversion prior to the fourth anniversary of the issuance of such shares, then in addition to the conversion shares, the Company must pay to the holder additional shares with respect to such converted shares: (i) 35% of the conversion shares if converted after the six-month anniversary of the issuance date but prior to the first anniversary of the issuance date, (ii) 27% of the converted shares if converted on or after the first anniversary but prior to the second anniversary of the issuance date, (iii) 18% of the converted shares if converted on or after the second anniversary but prior to the third anniversary of the issuance date, and (iv) 9% of the converted shares if converted on or after the third anniversary but prior to the fourth anniversary of the issuance date.

Dividends and Other Distributions. Commencing on the first anniversary of the date of issuance of any such shares of Series C Preferred Stock, holders of Series C Preferred Stock shall be entitled to receive dividends on each outstanding share of Series C Preferred Stock, which shall accrue in shares of Series C Preferred Stock at a rate equal to 10% per annum from the date of issuance. Accrued dividends shall be payable annually on the anniversary of the issuance date. No dividend shall be payable with respect to shares of Series C Preferred Stock that are redeemed for cash or converted into shares of Common Stock prior to the first anniversary of the issuance date with respect to such shares.

Liquidation. Upon any liquidation, dissolution or winding up of the Company after payment or provision for payment of debts and other liabilities of the Company, before any distribution or payment is made to the holders of any other class or series of stock, the holders of Series C Preferred Stock shall first be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount with respect to the Series C Liquidation Value, after which any remaining assets of the Company shall be distributed among the holders of the other class or series of stock in accordance with the Company’s Certificates of Designations and Certificate of Incorporation.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

Redemption. The Company may redeem, for cash, any or all of the Series C Preferred Stock at any time at the redemption price per share equal to $10,000 per share of Series C Preferred Stock (the “Series C Liquidation Value”), plus any accrued but unpaid dividends with respect to such shares of Series C Preferred Stock (the “Redemption Price”). If the Company exercises this redemption option with respect to any Series C Preferred Stock prior to the fourth anniversary of the issuance of such Series C Preferred Stock, then in addition to the Redemption Price, the Company must pay to Optimus a make-whole price per share equal to the following with respect to such redeemed Series C Preferred Stock: (i) 35% of the Series C Liquidation Value if redeemed prior to the first anniversary of the issuance date, (ii) 27% of the Series C Liquidation Value if redeemed on or after the first anniversary but prior to the second anniversary of the issuance date, (iii) 18% of the Series C Liquidation Value if redeemed on or after the second anniversary but prior to the third anniversary of the issuance date, and (iv) 9% of the Series C Liquidation Value if redeemed on or after the third anniversary but prior to the fourth anniversary of the issuance date.

The Common Stock issuable upon conversion of the Series C Preferred Stock, if any, will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Socius Financing

On April 28, 2010, the Company entered into a Preferred Stock Purchase Agreement (the “Socius Preferred Purchase Agreement”) with Socius Capital Group, LLC doing business as Socius Technology Capital Group, LLC (“Socius Technology”) under which Socius Technology was committed to purchase up to $4.2 million in shares of non-convertible Series B Preferred Stock of the Company (the “Series B Preferred Stock”) in one or more tranches (each a “Preferred Tranche”), at $10,000 per share of Preferred Stock. Under the terms of the Socius Preferred Purchase Agreement, from time to time and at the Company’s sole discretion, the Company could present Socius Technology with a notice to purchase such Preferred Stock (“Preferred Notice”). Socius Technology was obligated to purchase such Series B Preferred Stock on the third trading day after the Preferred Notice date, subject to satisfaction of certain closing conditions, including (i) that the Company’s common stock is listed for and trading on a trading market, (ii) the representations and warranties of the Company set forth in the Socius Preferred Purchase Agreement are true and correct as if made on each Preferred Tranche date, and (iii) Socius Technology shall have received a commitment fee of $105,000 payable on the first tranche closing date (collectively, the “Closing Conditions”).

Commencing on the date of issuance of any such shares of Series B Preferred Stock, holders of Series B Preferred Stock were entitled to receive dividends on each outstanding share of Series B Preferred Stock, which accrues in shares of Series B Preferred Stock at a rate equal to 10% per annum from the date of issuance. Accrued dividends were to be payable upon redemption of the Series B Preferred Stock. As of December 31, 2010, the Company had accrued dividends of $152,000. On April 28, 2010, the Company entered into a Stock Purchase Agreement (the “Socius Stock Agreement”) with Socius CG II, Ltd., a Bermuda exempted company (“Socius”) under which Socius was committed to purchase in connection with any Preferred Tranche, up to that number of shares of common stock equal in dollar amount to 100% of the applicable Preferred Tranche amount (the “Common Tranche”), at a per share price equal to the average of the individual daily volume weighted average price calculated over the ten trading days preceding the applicable tranche notice of the common stock on the date the Company provides notice of such tranche (the “Investment Price”). Under the Agreement, the Company also agreed to issue in connection with any Common Tranche, two-year warrants to purchase shares of common stock equal in dollar amount to 35% of the applicable Common Tranche, at an exercise price per share equal to the Investment Price.

Socius could pay the Investment Price for the common stock, at Socius’ option, in cash or a secured promissory note. Socius could pay the warrant exercise price, at Socius’ option, in cash, a secured promissory note, or, if applicable, by cashless exercise. The promissory note bears interest at 2.0% per year calculated on a simple interest basis. The entire principal balance and interest thereon was due and payable on the fourth anniversary of the date of the promissory note, but no payments were due so long as the Company was in default under the Socius Preferred Purchase Agreement or the warrants or if there were any shares of Series B Preferred Stock issued or outstanding. The promissory note was secured by the borrower’s right, title and interest in all outstanding shares of the Company’s common stock and other securities with a fair market value equal to the principal amount of the promissory note. The Company’s right to deliver a tranche notice to Socius pursuant to the Agreement was subject to the Closing Conditions and also that no purchase would result in Socius and its affiliates beneficially owning more than 9.99% of the Company’s common stock. Unless the Company obtained stockholder approval or Socius obtained an opinion of counsel that stockholder approval was not required, Socius could not exercise a warrant if, as a result of such exercise, the aggregate number of shares of common stock issued upon exercise of all warrants it held plus the aggregate number of shares of common stock issued under the Socius Stock Agreement would exceed 19.99% of the Company’s common stock outstanding.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

On April 29, 2010, the Company presented Socius Technology with a Preferred Notice to purchase $2.3 million of Series B Preferred Stock in a Preferred Tranche. Upon the closing of the Preferred Tranche, which occurred on May 4, 2010, the Company issued 230 shares of Series B Preferred Stock. In connection with the Preferred Notice, the Company also presented Socius with a notice to purchase $2.3 million of common stock and warrants to purchase 600,746 shares of common stock. The Company issued 1,716,417 shares of common stock at an Investment Price of $1.34 per share, paid in the form a secured promissory note, and warrants to purchase 600,746 shares of common stock to Socius, at an exercise price equal to the Investment Price of $1.34 per share, which warrants Socius exercised on April 29, 2010 and paid in the form of a secured promissory note.  There was no beneficial conversion feature as the fair value of the secured promissory notes approximated the fair value of the common stock and warrants issued on the date of issuance.  The promissory note was secured by the shares of Series B Preferred Stock issued to Socius.

On January 13, 2011, the Company presented Socius Technology with a Preferred Notice to purchase approximately $1.7 million of Series B Preferred Stock in a Preferred Tranche.  Upon the closing of the Preferred Tranche, the Company issued 168 shares of Series B Preferred Stock. In connection with the Preferred Notice the Company also presented Socius with a notice to purchase $1.7 million of common stock. The Company issued 2,434,783 shares of common stock at an Investment Price of $0.69 per share, paid in the form of a secured promissory note, and warrants to purchase 852,174 shares of common stock to Socius, at an exercise price equal to the Investment Price of $0.69 per share, which warrants Socius exercised on January 13, 2011 and paid in the form of a secured promissory note. The promissory note was secured by the shares of Series B Preferred Stock issued to Socius.

On January 28, 2011, the Company presented Socius Technology with a Preferred Notice to purchase approximately $0.2 million of Series B Preferred Stock in a Preferred Tranche.  Upon the closing of the Preferred Tranche, the Company issued 22 shares of Series B Preferred Stock. In connection with the Preferred Notice, the Company also presented Socius with a notice to purchase $0.2 million of common stock. The Company issued 285,714 shares of common stock at an Investment Price of $0.77 per share, paid in the form of a secured promissory note, and warrants to purchase 100,000 shares of common stock to Socius, at an exercise price equal to the Investment Price of $0.77 per share, which warrants Socius exercised on January 28, 2011 and paid in the form of a secured promissory note. The promissory note was secured by the shares of Series B Preferred Stock issued to Socius.

On May 11, 2011, the Company presented Socius with a notice of redemption of the 420 shares of Series B Preferred Stock held by Socius for a redemption price of $4.2 million and a premium for early redemption of $1.3 million. The consideration for the redemption was the cancelation of the promissory notes which were equal to the value of the Series B Preferred Stock held by Socius and any accrued dividends due and owing on the shares redeemed.

Certificate of Designations for Series B Preferred Stock

On April 28, 2010, the Company filed a Certificate of Designations of Preferences, Rights and Limitations of Series B Preferred Stock with the Secretary of State of the State of Delaware. A summary of the Certificate of Designations is set forth below:

Ranking and Voting. The Series B Preferred Stock ranks, with respect to rights upon liquidation, winding-up or dissolution, (i) senior to the Company’s Common Stock, and any other classes of stock or series of preferred stock of the Company except as set forth in clause (ii), and (ii) junior to the Company’s Series A Preferred Stock and all existing and future indebtedness of the Company. Holders of the Series B Preferred Stock will not have rights to vote on any matters, questions or proceedings, including, without limitation, the election of directors.

Conversion. The Series B Preferred Stock is not convertible into Common Stock.

Dividends and Other Distributions. Commencing on the date of issuance of any such shares of Series B Preferred Stock, holders of Series B Preferred Stock shall be entitled to receive dividends on each outstanding share of Series B Preferred Stock, which shall accrue in shares of Series B Preferred Stock at a rate equal to 10% per annum from the date of issuance. Accrued dividends shall be payable upon redemption of the Series B Preferred Stock. However, so long as any shares of Series A Preferred Stock are outstanding, no dividends or other distributions may be paid, declared or set apart with respect to the Series B Preferred Stock.

Liquidation. Upon any liquidation, dissolution or winding up of the Company after payment or provision for payment of debts and other liabilities of the Company and any liquidation preferences to the senior securities, before any distribution or payment is made to the holders of any junior securities, the holders of Series B Preferred Stock shall first be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount with respect to the Series B Liquidation Value, as defined below, after which any remaining assets of the Company shall be distributed among the holders of the other class or series of stock in accordance with the Company’s Certificates of Designations and Certificate of Incorporation.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

Redemption. The Company may redeem, for cash or by an offset against any outstanding note payable from Socius to the Company that was issued by Socius, any or all of the Series B Preferred Stock at any time at the redemption price per share equal to $10,000 per share of Series B Preferred Stock (the “Series B Liquidation Value”), plus any accrued but unpaid dividends with respect to such shares of Series B Preferred Stock (the “Redemption Price”). If the Company exercises this redemption option with respect to any Series B Preferred Stock prior to the fourth anniversary of the issuance of such Series B Preferred Stock, then in addition to the Redemption Price, the Company must pay to Socius a make-whole price per share equal to the following with respect to such redeemed Series B Preferred Stock: (i) 35% of the Series B Liquidation Value if redeemed prior to the first anniversary of the issuance date, (ii) 27% of the Series B Liquidation Value if redeemed on or after the first anniversary but prior to the second anniversary of the issuance date, (iii) 18% of the Series B Liquidation Value if redeemed on or after the second anniversary but prior to the third anniversary of the issuance date, and (iv) 9% of the Series B Liquidation Value if redeemed on or after the third anniversary but prior to the fourth anniversary of the issuance date.

On August 11, 2011, the Company filed a Certificate of Elimination with the Secretary of State of the State of Delaware effecting the elimination of the Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock.

2011 Ironridge Financings

On July 27, 2011, the Company entered into a Preferred Stock Purchase Agreement (the “Series F Agreement”) with Ironridge Global III, LLC, a Delaware limited liability company (“Ironridge Global”), under which Ironridge Global was committed to purchase for cash up to $1.5 million in shares of the Company’s redeemable, convertible Series F Preferred Stock (the “Series F Preferred Stock”) at $1,000 per share of Series F Preferred Stock.  The Series F Preferred Stock is convertible into shares of the Company’s common stock at the option of the holder at a fixed conversion price of $0.50 per common share. The conversion price if the Company elects to convert the Series F Preferred Stock is subject to adjustment based on the market price of the Company's common stock and any applicable early redemption price at the time the Company converts.

Ironridge Global's obligation to purchase the Series F Preferred Stock was subject to satisfaction of certain closing conditions, including (i) that the Company’s common stock is listed and trading on a trading market, (ii) no uncured default exists under the Series F Agreement, (iii) the Company’s representations and warranties set forth in the Series F Agreement are true and correct in all material respects; and (iv) the trading price of the Company’s common stock has not fallen below 70% of the closing price on the trading day immediately before the date it announced that it entered into the Series F Agreement (the “Condition”).

Under the terms of the Series F Agreement, as amended on August 12, 2011 pursuant to that certain Waiver between the parties (the “Waiver”), and from time to time and at the Company’s sole discretion, the Company may present Ironridge Global with a notice to purchase such Series F Preferred Stock.  Upon receipt of a notice, Ironridge Global was obligated to purchase the Series F Preferred Stock in installments as follows: (i) $500,000 on August 15, 2011; (ii) $500,000 on the earlier of (1) 20 trading days after August 15, 2011 and (2) the number of trading days necessary for an aggregate of $2.0 million of the Company’s common stock to trade on the Nasdaq Capital Market; and (iii) $500,000 on the earlier of (1) 20 trading days after the closing of the second tranche above, (2) the number of trading days necessary for an aggregate of $2.0 million of the Company’s common stock to trade on the Nasdaq Capital Market subsequent to the closing of the second tranche above, and (3) September 26, 2011, with the requirement that cash for that tranche be received by the Company on or before September 30, 2011. On August 15, 2011, Ironridge funded the first $500,000 installment, pursuant to which the Company issued 500 shares of Series F Preferred Stock to Ironridge.

On September 16, 2011, the Company entered into a First Amendment to Preferred Stock Purchase Agreement (the “First Amendment”) with Ironridge Global, which superseded the Waiver. Pursuant to the First Amendment, Ironridge was obligated to purchase the Series F Preferred Stock in installments as follows: (1) 130 preferred shares on the trading day (“First Closing”) following the later of (i) 10 trading days after September 7, 2011 and (ii) the trading day that aggregate trading volume of the Company's common stock after September 7, 2011, as reported by Bloomberg, equals or exceeds $500,000; (2) 290 preferred shares on the trading day (“Second Closing”) the earlier of (i) 10 trading days after the First Closing and (ii) the trading day that aggregate trading volume of the Company's common stock after the First Closing, as reported by Bloomberg, equals or exceeds $1 million; (3) 290 preferred shares on the trading day (“Third Closing”) following the earlier of (i) 10 trading days after the Second Closing and (ii) the trading day that aggregate trading volume of the Company's common stock after the Second Closing, as reported by Bloomberg, equals or exceeds $1 million; and (4) 290 preferred shares on the trading day (“Fourth Closing”) following the earlier of (i) 10 trading days after the Third Closing and (ii) the trading day that aggregate trading volume of the Company's common stock after the Third Closing, as reported by Bloomberg, equals or exceeds $1 million (each of the First, Second, Third and Fourth Closings, a “Purchase Closing”). Each of the respective time periods between each Purchase Closing and the prior Purchase Closing shall be the respective “Calculation Period.”

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

If the sole condition precedent to a Purchase Closing not satisfied is that the Condition is not met, the Company may, at its sole option, elect at any time to proceed with an alternate Purchase Closing, in which case, with respect to such Purchase Closing:

•

The Condition will not apply with respect to that Purchase Closing;

•

The Calculation Period will (i) commence on the trading day after Ironridge Global receives written notice of Company’s election, and (ii) exclude any trading day on which the Company’s common stock trades below $0.20 per share; and

•

The price per preferred share will be equal to the lesser of (a) $1,000, and (b) an amount equal to (i) $1,000, multiplied by (ii) 85% of the average of the daily volume-weighted average prices (the “VWAP”) during the Calculation Period, divided by (iii) $0.257.

Pursuant to the First Amendment, the price per preferred share with respect to the First Closing was equal to the lesser of: (a) $1,000; and (b) an amount, not below zero, equal to (i) $1,000, multiplied by (ii) 85% of the average of the VWAPs during the period between September 7, 2011 through the First Closing minus $0.20, divided by (iii) $0.057. The First Closing occurred on September 20, 2011, pursuant to which the Company issued 130 shares of Series F Preferred Stock to Ironridge for a nominal purchase price.

On November 14, 2011, the Second Closing occurred, pursuant to which the Company issued 290 shares of Series F Preferred Stock to Ironridge for a purchase price of approximately $193,000. On November 18, 2011, the Third Closing occurred, pursuant to which the Company issued 290 shares of Series F Preferred Stock to Ironridge for a purchase price of approximately $243,000. On December 5, 2011, the Fourth Closing occurred, pursuant to which the Company issued 290 shares of Series F Preferred Stock to Ironridge for a purchase price of approximately $188,000. Overall, the Company issued a total of 1,500 shares of Series F Preferred Stock to Ironridge under the Series F Agreement.

On July 27, 2011, the Company also entered into a Common Stock Purchase Agreement (the “Common Stock Agreement”) with Ironridge Global Technology, a division of Ironridge Global IV, Ltd. (“Ironridge”), under which the Company could deliver a notice to Ironridge exercising its right to require Ironridge to purchase shares up to $2.5 million of its common stock at a price per share equal to $0.367.  The purchase price was equal to 102% of the per share closing bid price of the Company’s common stock as reported on the Nasdaq Capital Market on the trading day immediately before the date the Company announced that it entered into the Common Stock Agreement, which was July 27, 2011.

Ironridge could pay the purchase price for the shares, at Ironridge's option, in cash or a secured promissory note, except that at least $250,000 of the purchase price was required to be paid in cash. The promissory note bears interest at 1.6% per year calculated on a simple interest basis. The entire principal balance and interest thereon is due and payable seven and one-half years from the date of the promissory note, but no payments are due so long as the Company is in default under the Common Stock Agreement or the Series F Agreement or if there are any shares of Series F Preferred Stock issued or outstanding. The promissory note is secured by Ironridge's right, title and interest in all shares legally or beneficially owned by Ironridge or an affiliate, common stock and other securities with a fair market value equal to the principal amount of the promissory note.

The Company’s right to deliver a tranche notice to Ironridge pursuant to the Common Stock Agreement was subject to satisfaction of certain closing conditions, including (i) that the Company’s common stock is listed and trading on a trading market, (ii) no uncured default exists under the Common Stock Agreement, and (iii) the Company’s representations and warranties set forth in the Common Stock Agreement are true and correct in all material respects.  The Company may not deliver a notice to Ironridge to purchase shares of its common stock if the total number of shares of common stock owned or deemed beneficially owned by Ironridge and its affiliates would result in Ironridge owning or being deemed to beneficially own more than 9.99% of all such common stock and other voting securities as would be outstanding on the date of exercise.

On July 28, 2011, the Company presented Ironridge with a notice to purchase $2.5 million of its common stock under the Common Stock Agreement.  Ironridge Global paid $250,000 in cash and the remaining $2.25 million in a promissory note, the terms of which are described above.  The Company issued an aggregate of 6,811,989 shares of its common stock to Ironridge in connection with the July 28, 2011 notice. No further shares may be sold under the Common Stock Agreement.

Certificate of Designations for Series F Preferred Stock

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

On July 27, 2011, the Company filed a Certificate of Designations of Preferences, Rights and Limitations of Series F Preferred Stock with the Secretary of State of the State of Delaware. A summary of the Certificate of Designations is set forth below:

Ranking and Voting. The Series F Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior with respect to dividends and pari passu in right of liquidation with the Company’s common stock; (b) junior in right of dividends and liquidation with respect to the Series C Preferred Stock; and (c) junior to all existing and future indebtedness of the Company. Holders of Series F Preferred Stock have no voting rights and no preemptive rights. There are no sinking-fund provisions applicable to the Series F Preferred Stock.

Dividends and Other Distributions. Commencing on the date of issuance of any such shares of Series F Preferred Stock, holders of Series F Preferred Stock are entitled to receive dividends on each outstanding share of Series F Preferred Stock, which accrue in shares of Series F Preferred Stock at a rate equal to 7.65% per annum from the date of issuance.  Accrued dividends are payable upon redemption of the Series F Preferred Stock.

Liquidation. Upon any liquidation, dissolution or winding up after payment or provision for payment of the Company’s debts and other liabilities, pari passu with any distribution or payment made to the holders of the Company’s common stock, the holders of Series F Preferred Stock shall be entitled to be paid out of the Company’s assets available for distribution to the Company’s stockholders an amount with respect to the Series F Liquidation Value, as defined below, after which any of the Company’s remaining assets will be distributed among the holders of the Company’s other classes or series of stock in accordance with its Certificates of Designations and Second Amended and Restated Certificate of Incorporation, as amended.

Redemption. The Company may redeem the Series F Preferred Stock, for cash or by an offset against any outstanding note payable from Ironridge Global to the Company that Ironridge Global issued, as follows.  The Company may redeem any or all of the Series F Preferred Stock at any time after the seventh anniversary of the issuance date at the redemption price per share equal to $1,000 per share of Series F Preferred Stock, plus any accrued but unpaid dividends with respect to such shares of Series F Preferred Stock (the “Series F Liquidation Value”).  Prior to the seventh anniversary of the issuance of the Series F Preferred Stock, the Company may redeem the shares at any time after six months from the issuance date at a make-whole price per share equal to the following with respect to such redeemed Series F Preferred Stock: (i) 149.99% of the Series F Liquidation Value if redeemed prior to the first anniversary of the issuance date, (ii) 141.6% of the Series F Liquidation Value if redeemed on or after the first anniversary but prior to the second anniversary of the issuance date, (iii) 133.6% of the Series F Liquidation Value if redeemed on or after the second anniversary but prior to the third anniversary of the issuance date,  (iv) 126.1% of the Series F Liquidation Value if redeemed on or after the third anniversary but prior to the fourth anniversary of the issuance date, (v) 119.0% of the Series F Liquidation Value if redeemed on or after the fourth anniversary but prior to the fifth anniversary of the issuance date, (vi) 112.3% of the Series F Liquidation Value if redeemed on or after the fifth anniversary but prior to the sixth anniversary of the issuance date, and  (vii) 106.0% of the Series F Liquidation Value if redeemed on or after the sixth anniversary but prior to the seventh anniversary of the issuance date.

In addition, if the Company determines to liquidate, dissolve or wind-up its business, or engage in any deemed liquidation event, it must redeem the Series F Preferred Stock at the applicable early redemption price set forth above.

Conversion.   The Series F Preferred Stock is convertible into shares of the Company’s common stock at Ironridge Global's option or at the Company’s option at any time after six months from the date of issuance of the Series F Preferred Stock.  The fixed conversion price is equal to $0.50 per share which represented a premium of 32% over the closing price of the Company’s common stock on the trading day immediately before the date the Company announced the entry into the Series F Agreement (the “Series F Conversion Price”).

If Ironridge Global elects to convert, the Company will issue that number of shares of its common stock equal to the Series F Liquidation Value multiplied by the number of shares subject to conversion, divided by the Series F Conversion Price.

If the Company elects to convert the Series F Preferred Stock into common stock and the closing bid price of the Company’s common stock exceeds 150% of the Series F Conversion Price for any 20 consecutive trading days, the Company will issue that number of shares of its common stock equal to the early redemption price set forth above multiplied by the number of shares subject to conversion, divided by the Series F Conversion Price.  If the Company elects to convert the Series F Preferred Stock into common stock and the closing bid price of the Company’s common stock is less than 150% of the Series F Conversion Price, the Company will issue an initial number of shares of its common stock equal to 130% of the early redemption price set forth above multiplied by the number of shares subject to conversion, divided by the lower of (i) the Series F Conversion Price and (ii) 100% of the closing bid price of a share of the Company’s common stock on the trading day immediately before the date of the conversion notice.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

After 20 trading days, Ironridge Global shall return, or the Company shall issue, a number of conversion shares (the “Series F Reconciling Conversion Shares”), so that the total number of conversion shares under the conversion notice equals the early redemption price set forth above multiplied by the number of shares of subject to conversion, divided by the lower of (i) the Series F Conversion Price and (ii) 85% of the average of the daily volume-weighted average prices of the Company’s common stock for the 20 trading days following Ironridge Global's receipt of the conversion notice.  However, if the trading price of the Company’s common stock during any one or more of the 20 trading days following Ironridge Global's receipt of the conversion notice falls below 70% of the closing bid price on the day prior to the date the Company gives notice of its intent to convert, Ironridge Global will return the Series F Reconciling Conversion Shares to the Company and the pro rata amount of the conversion notice will be deemed canceled.

The Company cannot issue any shares of common stock upon conversion of the Series F Preferred Stock if it would result in Ironridge Global being deemed to beneficially own, within the meaning of Section 13(d) of the Securities Exchange Act, more than 9.99% of the total shares of common stock then outstanding.  Furthermore, until stockholder approval is obtained or the holder obtains an opinion of counsel reasonably satisfactory to the Company and its counsel that such approval is not required, both the holder and the Company are prohibited from delivering a conversion notice if, as a result of such exercise, the aggregate number of shares of common stock to be issued, when aggregated with any common stock issued to holder or any affiliate of holder under any other agreements or arrangements between the Company and the holder or any applicable affiliate of the holder, such aggregate number would, under NASDAQ Marketplace rules (or the rules of any other exchange where the common stock is listed), exceed the Cap Amount (meaning 19.99% of the common stock outstanding on the date of the Series F Agreement). If delivery of a conversion notice is prohibited by the preceding sentence because the Cap Amount would be exceeded, the Company must, upon the written request of the holder, hold a meeting of its stockholders within sixty (60) days following such request, and use its best efforts to obtain the approval of its stockholders for the transactions described herein.

2012 Ironridge Financings

On January 13, 2012, the Company, entered into a Preferred Stock Purchase Agreement (the “Series H Agreement”) with Ironridge, under which Ironridge was committed to purchase for cash $500,000 in shares of the Company’s redeemable, convertible Series H Preferred Stock (the “Series H Preferred Stock”) at $1,000 per share of Series H Preferred Stock.

Each share of Series H Preferred Stock is convertible into shares of the Company’s common stock at any time by the holder at a conversion price of $0.15. The Series H Preferred Stock will accrue dividends in the amount of 4.5% per annum, subject to increase if the closing price of the Company’s common stock falls below $0.125 per share, up to a maximum rate of 10% per annum. The dividends are payable quarterly, at the Company’s option, in cash or shares of the Company’s common stock. The holder of the Series H Preferred Stock may convert the Series H Preferred Stock into shares of the Company’s common stock at any time at an initial conversion price of $0.15 per common share plus a make-whole adjustment equal to accrued but unpaid dividends and dividends that otherwise would be due through the 10 th anniversary of the Series H Preferred Stock. The Company may convert the Series H Preferred Stock if the closing price of the Company’s common stock exceeds 200% of the conversion price, and certain other conditions are met. The holder will be prohibited, however, from converting the Series H Preferred Stock into shares of the Company’s common stock if, as a result of such conversion, the holder together with its affiliates, would own more than 9.99% of the total number of shares of the Company’s common stock then issued and outstanding.

Ironridge's obligation to purchase the Series H Preferred Stock was subject to satisfaction of certain closing conditions, including (i) that the Company’s common stock is listed for and trading on a trading market, (ii) no uncured default exists under the Series H Agreement, and (iii) the Company’s representations and warranties set forth in the Series H Agreement are true and correct in all material respects. On January 17, 2012, Ironridge funded the $500,000 purchase price, pursuant to which the Company issued 500 shares of Series H Preferred Stock to Ironridge.

On January 13, 2012, the Company also entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Ironridge whereby Ironridge agreed to purchase up to $10 million of shares of the Company’s common stock from time to time over a 24-month period. Under the terms of the Securities Purchase Agreement, Ironridge will not be obligated to purchase shares of the Company’s common stock unless and until certain conditions are met, including but not limited to the SEC declaring effective a Registration Statement (the “Registration Statement”) on Form S-1 and the Company maintaining an effective Registration Statement which registers Ironridge’s resale of any shares purchased by it under the facility, including the Commitment Fee Shares and Success Fee Shares (each as defined below). The customary terms and conditions associated with Ironridge’s registration rights are set forth in a Registration Rights Agreement that was also entered into by the parties on January 13, 2012 (the “Registration Rights Agreement”).

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

Fifteen (15) trading days after the Registration Statement is declared effective, the Company has the right to sell and issue to Ironridge, and Ironridge will be obligated to purchase from the Company, up to $10 million of shares of the Company’s common stock over a 24-month period beginning on such date (the “Commitment Period”). Ironridge will do continuous drawdowns of 1,000,000 shares under the facility until the Company sends a notice suspending the draw down notice. The draw down pricing period is the number of consecutive trading days necessary for 3 million shares of the Company’s stock to trade. Only one draw down will be allowed in each draw down pricing period. The purchase price for the shares will be 90% of the average of the daily volume-weighted average price (“VWAP”) on each trading day during the draw down pricing period preceding such current draw down pricing period, not to exceed the arithmetic average of any three daily VWAPs during the draw down pricing period preceding such current draw down pricing period. For purposes of a recommencement following a suspension, the purchase price shall mean the lower of the foregoing and the closing price of the Company’s common stock on the trading day prior to the recommencement date; and for purposes of the first draw down the purchase price shall mean the VWAP for the 15 consecutive trading days after the effective date of the Registration Statement. The Company will deliver the shares sold to Ironridge by the third trading day following the draw down pricing period. Ironridge is entitled to liquidated damages in connection with certain delays in the delivery of any draw down shares.

The Securities Purchase Agreement provides for a commitment fee to Ironridge of 1,500,000 shares of the Company’s common stock (the “Commitment Fee Shares”). In addition, on the earlier of (i) Ironridge purchasing more than $9,000,000 of the Company’s common stock, (ii) an aggregate of 60 trading days during which drawdowns have been suspended has elapsed, or (iii) the end of the term of the Securities Purchase Agreement, the Company is obligated to deliver to Ironridge shares of its common stock equal to $500,000 divided by the lesser of (x) the closing price on the trading day immediately prior to the effective date of the Registration Statement or (y) the closing price on the trading day prior to the date Ironridge receives the shares (the “Success Fee Shares”); provided, however, that in the case of subsection (iii), the $500,000 shall be prorated by the portion of $9,000,000 that was actually purchased by Ironridge.

Conditions to Ironridge’s obligation to purchase shares including the following: trading in the Company’s common stock must not be suspended by the SEC or other applicable trading market; the Company must not have experienced a material adverse effect; all liquidated damages and other amounts owing to Ironridge must be paid in full; the Registration Statement must be effective with respect to Ironridge’s resale of all shares purchased under the facility; there must be a sufficient number of authorized but unissued shares of the Company’s common stock; and the issuance must not cause Ironridge to own more than 9.99% of the then outstanding shares of the Company’s common stock.

The Securities Purchase Agreement will terminate if the Company’s common stock is not listed on one of several specified trading markets (which include the NYSE AMEX, OTC Bulletin Board and Pink Sheets, among others); if the Company files for protection from its creditors; or if the Registration Statement was not declared effective by the SEC by the 90th calendar day following stockholder approval of the Company’s amendment to its certificate of incorporation to increase its authorized shares of common stock to 175 million shares (“Stockholder Approval”). The Company may terminate the Securities Purchase Agreement with three days’ notice if Ironridge fails to fund any properly noticed draw down with five trading days.

Under the Registration Rights Agreement the Company granted to Ironridge certain registration rights related to the shares issuable in accordance with the Securities Purchase Agreement. Under the Registration Rights Agreement, the Company agreed to prepare and file with the SEC one or more registration statements for the purpose of registering the resale of the maximum shares of common stock issuable pursuant to the Securities Purchase Agreement (the “Registrable Securities”). The Company agreed to file the initial registration statement with the SEC by January 31, 2012 and to cause such registration statement to be declared effective within 90 days following Stockholder Approval. The Company is also required to amend such registration statement or file with the SEC such additional registration statement(s) as necessary to allow the continued registered resale of all of the Registrable Securities.

5.   Stockholders’ Equity

Stock Option Plans

On November 10, 2009, the Company adopted the VeriChip 2009 Stock Incentive Plan (the “VeriChip 2009 Plan”). Under the VeriChip 2009 Plan, the number of shares for which options, SARs or performance shares may be granted is 8.0 million. As of December 31, 2010, approximately 6.4 million options and shares have been granted under the VeriChip 2009 Plan. As of December 31, 2010, no SARs have been granted and 1.6 million shares may be granted under the VeriChip 2009 Plan.

On August 26, 2011, the Company’s stockholders approved and adopted the PositiveID Corporation 2011 Stock Incentive Plan (the “2011 Plan”). The 2011 Plan provides for awards of incentive stock options, nonqualified stock options, restricted stock awards, performance units, performance shares, SARs and other stock-based awards to employees and consultants. Under the 2011 Plan, up to 6.0 million shares of common stock may be granted pursuant to awards.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

In addition, as of December 31, 2010, 0.3 million options to purchase the Company’s common stock have been granted outside of the Company’s plans, which remain outstanding as of December 31, 2010. These options were granted at exercise prices ranging from $0.23 to $8.55 per share, are fully vested and are exercisable for a period from seven to nine years.

At the effective time of the Merger, the Company assumed all of Steel Vault’s obligations under the SysComm International Corporation 2001 Flexible Stock Plan, as amended and restated, and each option outstanding thereunder, provided that the obligation to issue shares of the Company’s stock, as adjusted to reflect the exchange ratio set forth in the Merger Agreement, was substituted for the obligation to issue shares of Steel Vault common stock.

On November 10, 2009, pursuant to the Steel Vault Merger, approximately 6.7 million outstanding Steel Vault options were converted into 3.3 million Company options. These options were granted at exercise prices ranging from $0.36 to $2.00 per share, are fully vested and are exercisable for a period up to ten years from the vesting date.

A summary of option activity under the Company’s option plans for the nine months ended September 30, 2011 and for the years ended December 31, 2010 and 2009 is as follows (in thousands, except per share amounts):

	Nine Months Ended September 30, 2011		2010		2009
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding on January 1	3,216	$2.03	4,215	$1.73	1,225	$4.52
Granted(1)	1,285	$0.24	85	$1.08	3,349	$0.58
Exercised	—	$—	(719)	$0.50	(138)	$0.44
Forfeited	(27)	$1.38	(365)	$1.37	(221)	$0.56
Outstanding at end of period(2)	4,474	$1.52	3,216	$2.03	4,215	$1.73
Exercisable at end of period	3,170	$2.03	3,103	$2.07	4,102	$1.77

Shares available for grant at end of period	5,986		1,614		3,312

(1)  Options granted in 2009 represent grants to former option holders of Steel Vault pursuant to the Merger in 2009. The total compensation expense associated with the options granted in 2010 and 2009 was $22,000 and nil, respectively. As of December 31, 2010 and 2009, the remaining amount of the compensation expense to be recorded over the remaining vesting period of the options was approximately $49,000 and nil, respectively.

(2)  The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. As of December 31, 2010 and 2009, the intrinsic value for all options outstanding was approximately $0.4 million and $1.9 million, respectively.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

The following table summarizes information about stock options at December 31, 2010 (in thousands, except weighted-average amounts):

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$0.00 to $0.36	829	8.19	$0.36	829	$0.36
$0.37 to $0.62	1,106	5.35	0.47	1,052	0.45
$0.68 to $1.99	503	3.07	0.87	444	0.70
$2.00 to $5.75	349	5.86	5.59	349	5.59
Above $5.75	429	3.34	7.78	429	7.78

	3,216	5.51	$2.03	3,103	$2.07

Vested options	3,103	5.37	$2.07

The weighted average per share fair value of grants made in 2010 and 2009 under the Company’s incentive plans were $1.10 and $1.19, respectively.

There are inherent uncertainties in making estimates about forecasts of future operating results and identifying comparable companies and transactions that may be indicative of the fair value of the Company’s securities. The Company believes that the estimates of the fair value of its common stock at each option grant date were reasonable under the circumstances.

The Black-Scholes model, which the Company used to determine compensation expense, required the Company to make several key judgments including:

•

the value of the Company’s common stock;

•

the expected life of issued stock options;

•

the expected volatility of the Company’s stock price;

•

the expected dividend yield to be realized over the life of the stock option; and

•

the risk-free interest rate over the expected life of the stock options.

The Company’s computation of the expected life of issued stock options was determined based on historical experience of similar awards giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations about employees’ future length of service. The interest rate was based on the U.S. Treasury yield curve in effect at the time of grant. The computation of volatility is based on the historical volatility of the Company’s common stock.

The fair values of the options granted were estimated on the grant date using the Black-Scholes valuation model based on the following weighted-average assumptions:

	2010	2009

Expected dividend yield	—	—
Expected stock price volatility	100%	100%
Risk-free interest rate	2.53%	0.36%
Expected term (in years)	6.0	1.0

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

A summary of restricted stock outstanding as of September 30, 2011 and December 31, 2010 and 2009 and changes during the periods then ended is presented below (in thousands):

	Nine Months Ended September 30, 2011	2010	2009
Unvested at January 1	6,623	4,191	100
Issued	370	5,142	4,445
Vested	(2,608)	(2,710)	(354)
Forfeited	—	—	—

Unvested at end of period	4,385	6,623	4,191

Warrants

On November 10, 2009, pursuant to the Steel Vault merger, all outstanding Steel Vault warrants were converted into approximately 0.3 million Company warrants. These warrants were granted at exercise prices ranging from $0.60 to $0.88 per share, are fully vested and are exercisable for a period of five years from the vest date. The warrants expire in 2014.

Stock-Based Compensation

Stock-based compensation expense is recognized using the fair-value based method for all awards granted. Compensation expense for awards granted is recognized over the requisite service period based on the grant-date fair value. Forfeitures are estimated at the time of grant and require the estimates to be revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recorded compensation expense related to stock options and restricted stock of approximately $669,000 and $2,219,000 for the three and nine months ended September 30, 2011, respectively and approximately$5,119,000 and $1,549,000 for the years ended December 31, 2010 and 2009, respectively.

In February 2009, the Company granted approximately 518,000 shares of its restricted common stock to Mr. Caragol in lieu of salary. The shares vested according to the following schedule: (i) 20% vested on the grant date, and (ii) 80% vested on January 1, 2010. Compensation expense of approximately nil and $213,000 was recorded for the years ended December 31, 2010 and 2009, respectively, for these shares.

In February 2009, the Company granted approximately 602,000 shares of its restricted common stock to Mr. Silverman in lieu of salary, which vested on January 1, 2010. Compensation expense of approximately $1,000 and $300,000 was recorded for the years ended December 31, 2010 and 2009, respectively, for these shares.

In February 2009 and August 2009, the Company issued 450,000 shares of its restricted common stock to members of the Board of Directors, which vested on January 1, 2010. The Company determined the value of the stock to be approximately $173,000 based on the value of its common stock on the date of grant. The value of the outstanding restricted stock was amortized as compensation expense over the vesting period. The Company recorded compensation expense of approximately $1,000 and $172,000 for the years ended December 31, 2010 and 2009, respectively, associated with this restricted stock.

In September and October 2009, the Company granted an aggregate of approximately 350,000 shares of its restricted common stock to a research and development partner. Such restricted shares vested over the periods of performance in the first quarter of 2010. The Company recorded research and development expense associated with the restricted stock using the variable accounting method that requires the Company to re-measure the compensation expense associated with the restricted stock at the end of each reporting period until the restricted stock is vested.  Research and development expense recorded in connection with the restricted stock for the years ended December 31, 2010 and 2009 was approximately $162,000 and $241,000, respectively.

In November and December 2009, the Company granted 475,000 shares of restricted common stock: 50,000 to an employee and 425,000 to consultants.  These shares vested between January 1, 2010 and January 1, 2011.

The Company determined the fair value of the 50,000 shares issued to the employee to be approximately $83,000 based on the closing price of the Company’s common stock on the date of grant. The fair value of the grant will be recognized as compensation expense over the vesting period. Accordingly, the Company recognized approximately $56,000 and $8,000 in compensation expense for the years ended December 31, 2010 and 2009, respectively, in connection with this grant.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

The Company recorded compensation expense associated with the 425,000 shares of restricted stock issued to consultants using the variable accounting method that requires the Company to re-measure the compensation expense associated with these shares at the end of each reporting period until the shares are vested. Compensation expense recorded in connection with the shares for the years ended December 31, 2010 and 2009 was approximately $97,000 and $300,000, respectively.

In November 2009, the Company granted 2.0 million shares of its restricted common stock to its executive officers which vest on a pro-rata basis through 2012. The Company determined the value of the stock to be $3.3 million based on the value of its common stock on the dates of grant. The value of the outstanding restricted stock is being recognized as compensation expense over the vesting period. The Company recorded compensation expense of approximately $2.2 million and $0.3 million the years ended December 31, 2010 and 2009, respectively, associated with this restricted stock.

In January 2010, the Company granted 50,000 shares of its common stock to a consultant. The Company determined the value of the stock to be approximately $56,000 based on the value of its common stock on the dates of grant. The Company recorded compensation expense of approximately $56,000 for the year ended December 31, 2010, associated with this stock.

In January 2010, the Company granted 100,000 shares of its common stock to an employee, 50% of which vested immediately and the other 50% of which vested on July 1, 2010. The Company determined the value of the stock to be approximately $109,000 based on the value of its common stock on the dates of grant. The Company recorded compensation expense of approximately $109,000 for the year ended December 31, 2010, associated with this restricted stock.

In January 2010, the Company granted 385,000 shares of its common stock to members of its Board of Directors of which 370,000 shares were restricted, vesting on January 1, 2011. The Company determined the value of the stock to be approximately $420,000 based on the value of its common stock on the dates of grant. The value of the outstanding restricted stock was amortized as compensation expense over the vesting period. The Company recorded compensation expense of approximately $418,000 for the year ended December 31, 2010, associated with this stock.

In February and April 2010, the Company granted an aggregate of approximately 290,000 shares of its restricted common stock to a research and development partner. Such restricted shares vested over the periods of performance between February and September 2010. The Company recorded research and development expense associated with the restricted stock using the variable accounting method that requires the Company to re-measure the compensation expense associated with the restricted stock at the end of each reporting period until the restricted stock is vested. The Company recorded compensation expense of approximately $310,000 for the year ended December 31, 2010, associated with this restricted stock.

In April 2010, the Company issued options exercisable for approximately 60,000 shares of common stock to employees, vesting between 2011 and 2012. The Company determined the fair value of the options to be $66,000 on the date of grant based on an estimate of the fair value using the Black-Scholes valuation model. The fair value of the grant is being recognized as compensation expense over the vesting period. Accordingly, the compensation expense recorded in connection with these options was approximately $22,000 for the year ended December 31, 2010.

In April 2010, the Company granted 16,000 shares of its common stock to a consultant who will provide government affairs services from the Company’s authorized/unissued reserve. The Company determined the value of the stock to be approximately $23,000 based on the value of its common stock on the dates of grant. Compensation expense recorded in connection with the restricted stock for the years ended December 31, 2010 was $23,000.

In April and May 2010, the Company granted an aggregate of approximately 1.4 million shares of its common stock to its employees, including Mr. Silverman and Mr. Caragol.  These executives agreed to receive stock based compensation in lieu of cash for salary and a portion of their incentive compensation for the remainder of 2010. The Company determined the value of the stock to be approximately $1.9 million based on the value of its common stock on the dates of grant. The value of the outstanding restricted stock was amortized as compensation expense over the vesting period, between January 1, 2011 and 2012. Compensation expense recorded in connection with the restricted stock for the year ended December 31, 2010 was $1.3 million.

In June 2010, the Company extended previously fully vested options set to expire on June 28, 2010 for one year for 175,000 shares for its chief executive officer. The Company recorded compensation expense of $23,000 for the year ended December 31, 2010 related to the extension.

In July 2010, the Company granted 50,000 shares of its common stock to an employee, 50% of which will vest in July 2011 and the other 50% of which will vest in July 2012. The Company determined the value of the stock to be approximately $51,000 based on the value of its common stock on the dates of grant. The Company recorded compensation expense of approximately $18,000 for the year ended December 31, 2010 associated with this restricted stock.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

In July and September 2010, the Company granted 85,500 shares from the VeriChip 2009 Plan and 37,500 shares from the Company’s authorized/unissued reserve to several consultants. The Company determined the value of the stock based on the value of its common stock on the dates of grant. The Company recorded compensation expense of approximately $108,000 for the year ended December 31, 2010 associated with this stock.

In November 2010, the Company granted approximately 1.8 million shares of its common stock to Mr. Silverman and Mr. Caragol, vesting 50% on January 1, 2012 and 2013.   The Company determined the value of the stock to be approximately $1.1 million based on the value of its common stock on the dates of grant. The value of the outstanding restricted stock will be amortized as compensation expense over the vesting period. Compensation expense recorded in connection with the restricted stock for the year ended December 31, 2010 was approximately $0.1 million.

In December 2010, the Company granted approximately 125,000 shares of its restricted common stock to a research and development company. Such shares were fully vested at the time of grant. Compensation expense recorded in connection with the restricted stock for the year ended December 31, 2010 was approximately $69,000.

In December 2010, the Company granted approximately 0.9 million shares of its common stock to its employees and directors.  The Company determined the value of the stock to be approximately $0.5 million based on the value of its common stock on the dates of grant. The value of the outstanding restricted stock was amortized as compensation expense over the vesting period through January 1, 2012. Compensation expense recorded in connection with the restricted stock for the year ended December 31, 2010 was $48,000.

In February 2011, the Company authorized the grant of 220,000 shares of restricted stock to a member of its Board of Directors, of which 20,000 shares are scheduled to vest through December 2011 and 200,000 shares are scheduled to vest in January 2012. The Company determined the value of the restricted stock to be approximately $121,000 based on the value of its common stock on the date of grant. The value of the restricted stock is being amortized as compensation expense over the vesting period. The Company recorded compensation expense of approximately $94,000 for the nine months ended September 30, 2011 related to this stock.

In February 2011, the Company authorized the grant of 125,000 shares of its common stock to a research and development project partner, which was fully vested on the date of grant. The Company determined the value of the stock to be approximately $71,000 based on the value of its common stock on the date of grant and recorded the full amount as compensation expense in the quarter ended March 31, 2011.

In March 2011, the Company authorized the grant of 65,000 shares of its common stock to an advisor, which was fully vested on the date of grant. The Company determined the value of the stock to be approximately $30,000 based on the value of its common stock on the date of grant and recorded the full amount as compensation expense in the quarter ended March 31, 2011.

In March 2011, the Company authorized the grant of 100,000 shares of its common stock to an employee, which was fully vested on the date of grant. The Company determined the value of the stock to be approximately $47,000 based on the value of its common stock on the date of grant and recorded the full amount as compensation expense in the quarter ended March 31, 2011.

In May 2011, the Company authorized the grant of 50,000 shares of its common stock to an employee, which was fully vested on the date of grant. The Company determined the value of the stock to be approximately $19,000 based on the value of its common stock on the date of grant and recorded the full amount as compensation expense in the quarter ended June 30, 2011.

In August 2011, the Company authorized the grant of 50,000 shares of its common stock to a consultant, which was fully vested on the date of grant. The Company determined the value of the stock to be approximately $12,000 based on the value of its common stock on the date of grant and recorded the full amount as compensation expense in the quarter ended September 30, 2011.

6.   Income Taxes

The Company accounts for income taxes under the asset and liability approach. Deferred taxes are recorded based upon the tax impact of items affecting financial reporting and tax filings in different periods. A valuation allowance is provided against net deferred tax assets where the Company determines realization is not currently judged to be more likely than not.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following (in thousands):

	December 31,
	2010	2009
Deferred tax assets (liabilities):
Accrued expenses and reserves	$343	$290
Stock-based compensation	5,942	4,349
Intangibles	132	—
Property and equipment	(8)	(11)
Net operating loss carryforwards	22,397	17,933
Gross deferred tax assets	28,807	22,561
Valuation allowance	(28,807)	(22,561)
Net deferred taxes	$—	$—

The valuation allowance for U.S. deferred tax assets increased by approximately $6.2 million and $7.0 million in 2010 and 2009, respectively, due mainly to the generation of U.S. net operating losses and the acquisition of Steel Vault net operating losses. The valuation allowance at December 31, 2010 and 2009 has primarily been provided for net U.S. federal and state deferred tax assets.

The difference between the effective rate reflected in the provision for income taxes on loss before taxes and the amounts determined by applying the applicable statutory U.S. tax rate are analyzed below:

	2010	2009
	%	%
Statutory tax benefit	(34)	(34)
State income taxes, net of federal effects	(6)	(6)
Permanent tax basis difference in stock of subsidiary	—	(12)
Impairment of goodwill	6	28
Net operating losses of acquired subsidiary	—	(34)
Stock based compensation on exercise and vesting	(4)	—
Other	(1)	—
Change in deferred tax asset valuation allowance	39	58
Provision for income taxes	—	—

As of December 31, 2010, the Company had U.S. federal net operating loss carry forwards of approximately $56.0 million (including approximately $9.8 million from Steel Vault through the date of the Merger) for income tax purposes that expire in various amounts through 2030. The net operating losses were allocated in accordance with Treasury Regulation § 1.1502-21T(b)(2)(iv), at the point that the Company ceased to be a part of the consolidated tax return of Digital Angel in 2008.

Based upon the change of ownership rules under IRC Section 382, the Company experienced a change of ownership in December 2007 exceeding the 50% limitation threshold imposed by IRC Section 382. The Company experienced a subsequent change in ownership during November 2008. The acquired net operating losses of Steel Vault are subject to a similar limitation under IRC Section 382. Since 2008 the Company has issued additional shares which results in additional changes of ownership under IRC Section 382. As a result the Company’s future utilization of its net operating loss carryforwards has been significantly limited as to the amount of use in any particular year, and consequently may be subject to expiration.

The Company does not have any uncertain tax positions at December 31, 2010.

The Company files consolidated tax returns in the United States federal jurisdiction and in the various states in which it does business. In general, the Company is no longer subject to U.S. federal or state income tax examinations for years before December 31, 2007.

The Company had an effective tax rate of nil for the nine months ended September 30, 2011 and 2010. The Company incurred losses before taxes for the nine months ended September 30, 2011 and 2010. However, it has not recorded a tax benefit for the resulting net operating loss carryforwards, as the Company has determined that a full valuation allowance against its net deferred tax assets was appropriate based primarily on its historical operating results.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

In January 2010, Stanley Canada Corporation (“Stanley”) received a notice from the Canadian Revenue Agency (“CRA”) that the CRA would be performing a review of Xmark’s Canadian tax returns for the periods 2005 through 2008. The Company has complied with all of Stanley’s information requests. This review covers all periods that the Company owned Xmark.

In February 2011, and as revised on November 9, 2011, Stanley received a notice from the CRA that the CRA completed its review of the Xmark returns and was questioning certain deductions on the tax returns under review. In addition, on January 20, 2012, the Company received an indemnification claim notice from Stanley related to the matter. The Company does not agree with the position taken by the CRA and continues to dispute such findings.  Based on the Company’s review of the correspondence and evaluation of the supporting detail, it does not believe that the ultimate resolution of this dispute will have a material negative impact on the Company’s historical tax liabilities, or results of operations. The Company believes that as of September 30, 2011 and December 31, 2010 it has adequately accrued for this dispute.

7. Nasdaq Delisting

The Company has been out of compliance with Nasdaq’s minimum bid price requirement since the second half of 2010. As of June 30, 2011, the Company did not meet the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. On August 11, 2011, the Company was granted a temporary extension of time, as permitted under Nasdaq's Listing Rules, to comply with the $1.00 per share minimum bid price requirement for continued listing, which is typically accomplished by means of a reverse stock split. On August 26, 2011, the Company received the requisite favorable vote of the Company’s stockholders with respect to the proposal to authorize the Board of Directors of the Company (the “Board”), in its discretion, to amend the Company’s certificate of incorporation to effect a reverse stock split of the Company’s common stock; however, for various reasons, the Board decided to not effect a reverse stock split.

On August 31, 2011, the Company received notification that the Company's stock was being delisted from the Nasdaq Capital Market in connection with a bid price deficiency. On September 1, 2011, the Company’s common stock began trading on the OTC Bulletin Board under the trading symbol PSID. The Company will continue to file periodic reports with the SEC in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended.

8.   Legal Proceedings

The Company is a party to certain legal actions, as either plaintiff or defendant, arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company’s business, financial condition or results of operations. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, whether civil or criminal, settlements, judgments and investigations, claims or charges in any such matters, and developments or assertions by or against the Company relating to the Company or to the Company’s intellectual property rights and intellectual property licenses could have a material adverse effect on the Company’s business, financial condition and operating results.

9.   Employment Contracts and Stock Compensation to Related Parties

On November 10, 2010, the Company’s compensation committee (the “Compensation Committee”) approved a five year Employment and Non-Compete Agreement for Mr. Silverman and a five year Employment and Non-Compete Agreement for Mr. Caragol. Beginning in 2011, Mr. Silverman and Mr. Caragol were to receive a base salary of $375,000 and $225,000, respectively. During the term, each executive was entitled to receive a minimum annual bonus for each calendar year of the term in an amount equal to a minimum of one (1) times such executive’s base salary.  Additionally, the Compensation Committee had the authority to approve a discretionary bonus for each year of the term. Pursuant to the agreements, each of Mr. Silverman and Mr. Caragol received 1,000,000 and 750,000 shares of restricted stock, respectively, under the VeriChip 2009 Plan. These restricted shares are scheduled to vest 50% on January 1, 2012 and 50% vest on January 1, 2013.

On September 30, 2011, the Company entered into a First Amendment to Employment and Non-Compete Agreement (the “First Silverman Amendment”) with Mr. Silverman in connection with Mr. Silverman’s ceasing to be the Company’s Chief Executive Officer. The First Silverman Amendment amends the Employment and Non-Compete Agreement dated November 11, 2010 between the Company and Mr. Silverman and provides for, among other things, the issuance of restricted stock of the Company to Mr. Silverman in the aggregate amount of approximately $3.4 million (the “Restricted Stock”) in lieu of contractually-committed cash salary and bonus for 2012 through 2015. The Restricted Stock will be issued based upon the average daily volume-weighted average price of the Company’s common stock for the five trading days preceding the date of the First Silverman Amendment pursuant to which the Company expects to issue approximately 18.1 million shares of common stock to Mr. Silverman. The Restricted Stock is subject to registration rights and price protection provisions, and will be granted upon the earlier of (i) a reverse stock split or (ii) the

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

receipt of stockholder approval to increase the number of authorized shares of common stock of the Company to at least 175 million shares. The Restricted Stock is price protected through the date on which the registration statement registering such shares becomes effective, such that if the value of the Restricted Stock at such time is less than the average daily volume-weighted average price of the Company’s common stock for the five trading days preceding the date of the First Silverman Amendment, additional shares will be issued to subsidize any shortfall. In connection with the execution of the First Silverman Amendment, a non-cash charge of approximately $3.4 million was recorded in the third quarter of 2011, for which a corresponding liability has been established in the accompanying consolidated balance sheet as of September 30, 2011.

On December 6, 2011, the Compensation Committee approved an Amended and Restated Employment, Consulting and Non-Compete Agreement (the “Amended and Restated Agreement”) between the Company and Mr. Silverman in connection with Mr. Silverman’s negotiated departure from the Board of Directors of the Company as of December 6, 2011 and his continued service as consultant to the Company until March 1, 2012. The Amended and Restated Agreement amends and restates the Employment and Non-Compete Agreement dated November 11, 2010 between the Company and Mr. Silverman and the First Silverman Amendment, and provides for, among other things, clarification of the terms of Mr. Silverman’s separation from the Company and continued vesting of Mr. Silverman’s unvested stock grants. The Company also granted Mr. Silverman a security interest in substantially all of the Company’s assets (the “Security Agreement”) until such time as the stock obligations under the Amended and Restated Agreement are fulfilled.

Under the Amended and Restated Agreement, the Company agreed to satisfy certain contractual obligations of $461,538 (the “Contractual Obligations”) through the issuance of 2,468,118 shares of common stock from the 2011 Plan to Mr. Silverman (the “Contractual Obligations Stock”) on January 2, 2012. If the Company receives $1,000,000 of proceeds from a financing transaction or a series of financing transactions between December 6, 2011 and the date in which a registration statement registering the Contractual Obligations Stock becomes effective, the Company is required to pay Mr. Silverman $100,000 in cash compensation in 2012 and Mr. Silverman will return 534,789 shares of common stock to the Company. If a registration statement for the Contractual Obligations Stock does not become effective on or before March 31, 2012, Mr. Silverman may return the Contractual Obligations Stock in exchange for cash compensation in the amount of $461,538, less any cash compensation payments made to Mr. Silverman as described herein.

On December 6, 2011, the Compensation Committee approved a First Amendment to Employment and Non-Compete Agreement (the “First Caragol Amendment”) between the Company and Mr. Caragol in connection with Mr. Caragol’s assumption of the position of Chairman of the Board of the Company effective December 6, 2011. The First Caragol Amendment amends the Employment and Non-Compete Agreement dated November 11, 2010, between the Company and Mr. Caragol and provides for, among other things, the elimination of any future guaranteed raises and bonuses, other than a 2011 bonus of $375,000 to be paid beginning January 1, 2012 in twelve (12) equal monthly payments. If in the reasonable discretion of the Board, the Company is unable to make the scheduled cash bonus payments, the Company shall have the option of (i) delaying payment(s), (ii) paying Mr. Caragol in restricted stock of the Company, or (iii) reaching some other mutually agreeable resolution with Mr. Caragol. The First Caragol Amendment obligates the Company to grant to Mr. Caragol an aggregate of 12.5 million shares of restricted stock over a 4 year period a s follows: (i) 2.5 million shares upon execution of the First Caragol Amendment, which shall vest on January 1, 2014, (ii) 2.5 million shares on January 1, 2012, which shall vest on January 1, 2015, (iii) 2.5 million shares on January 1, 2013, which shall vest on January 1, 2015, (iv) 2.5 million shares on January 1, 2014, which shall vest on January 1, 2016, and (v) 2.5 million shares on January 1, 2015, which shall vest on January 1, 2016. The Company and Mr. Caragol have agreed to delay the issuance of the first and second restricted share grants, for a total of 5 million shares, until the receipt of stockholder approval to increase the number of authorized shares of common stock of the Company to at least 175 million shares.

10.   Segments

Since the merger with Steel Vault on November 10, 2009, we have operated in two business segments: HealthID and ID Security. As a result of the sale of the Company’s NationalCreditReport.com business in July 2011, the Company now operates in one segment (HealthID).

HealthID Segment

The Company’s HealthID segment is focused on the development of three products: (1) the GlucoChip, a glucose-sensing microchip, based on the Company’s proprietary intellectual property which is being developed in conjunction with Receptors LLC, (2) iglucose, a stand-alone, self-contained unit that automatically queries a diabetic user’s data-capable glucometer for blood glucose data and sends that data via machine-to-machine technology to the iglucose online database, and (3) Easy Check, a non-invasive breath glucose detection system, based on the correlation of acetone in exhaled breath to blood glucose levels.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

ID Security Segment

The Company’s ID Security segment included its Identity Security suite of products, sold through NationalCreditReport.com and the Company’s Health Link personal health record (“PHR”) business. The NationalCreditReport.com business was acquired in conjunction with the merger of National Credit Report.com, LLC with Steel Vault in November 2009. The NationalCreditReport.com business offered consumers a variety of identity security products and services primarily on a subscription basis. These services helped consumers protect themselves against identity theft or fraud and understand and monitor their credit profiles and other personal information, which included credit reports, credit monitoring and credit scores.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The following is selected segment data as of and for the years ended December 31, 2010 and 2009 (in thousands):

	Health ID	ID Security
As of and For the Year Ended December 31, 2010
Revenue	$75	$3,018
Operating loss	$(10,357)	$(5,593)
Loss before income taxes	$(10,327)	$(5,589)
Total assets	$1,515	$1,800

	Health ID	ID Security

As of and For the Year Ended December 31, 2009
Revenue	$162	$191
Operating loss	$(5,555)	$(10,502)
Loss before income taxes	$(1,096)	$(10,502)
Total assets	$6,502	$4,470

In conjunction with the Company’s decision at the end of 2010 to cease acquiring new customers, it evaluated the Steel Vault business model and recoverability of its intangible assets by estimating the projected operating cash flows and estimated residual value of the NationalCreditReport.com business. As a result, the Company recorded an impairment charge of $1.6 million in the fourth quarter of 2010.  Effective December 31, 2010, the Company also adjusted the rates of amortization of its trademarks and domain names to reflect the estimated residual value over its estimated remaining economic life.  The impairment charge and change in amortization affect the Company’s ID Security Segment.

11.   Supplementary Cash Flow Information

For the years ended December 31, 2010 and 2009, the Company had the following non-cash investing and financing activities (in thousands):

	Years Ended December 31,
	2010	2009
Non-cash financing and investing activities:
Accrued dividends payable	$152	$90
Issuance of common stock and options for Steel Vault Acquisition	—	13,134
	$152	$13,224

12.   Subsequent Events

On January 11, 2012, the Company contributed certain assets and liabilities related to its VeriChip business, as well as all of the assets and liabilities relating to its Health Link business, to its wholly-owned subsidiary, PositiveID Animal Health (“Animal Health”).  The Company had ceased actively marketing the VeriChip business in January 2008 and the Health Link business in September 2010.  The term “VeriChip business” does not include the GlucoChip or any product or application involving blood glucose detection or diabetes management.

POSITIVEID CORPORATION
Notes to Consolidated Financial Statements
(information as of and for the nine months ended September 30, 2010 and 2011 is unaudited)

On January 11, 2012, VeriTeQ Acquisition Corporation (“VeriTeQ”), which is owned and controlled by Mr. Silverman, purchased all of the outstanding capital stock of Animal Health in exchange for a secured promissory note in the amount of $200,000 and 4 million shares of common stock of VeriTeQ representing a 10% ownership interest.  In connection with the sale, the Company entered into a license agreement with VeriTeQ (the “License Agreement”) which grants VeriTeQ a license to utilize the Company’s bio-sensor implantable RFID patent for the purpose of designing and constructing, using, selling and offering to sell products or services related to the VeriChip business, but excluding the GlucoChip or any product or application involving blood glucose detection or diabetes management.  Pursuant to the License Agreement, the Company will receive royalties in the amount of ten percent on all gross revenues arising out of or relating to VeriTeQ’s sale of products, whether by license or otherwise, specifically relating to the patent, and a royalty of twenty percent on gross revenues that are generated under the Development and Supply Agreement between the Company and Medical Components, Inc. (“Medcomp”) dated April 2, 2009. The Company’s right to the Medcomp royalty payments will terminate three years following written clearance by the FDA of the Medcomp product that incorporates the VeriChip product.

The Company also entered into a shared services agreement with VeriTeQ on January 11, 2012 (the “Shared Services Agreement”), pursuant to which the Company will provide certain services to VeriTeQ in exchange for $30,000 per month.  The term of the Shared Services Agreement commences on the earlier of (i) commencement of due diligence by VeriTeQ on a merger or public shell target or (ii) February 1, 2012. The first payment for such services is not payable until VeriTeQ receives gross proceeds of a financing of at least $500,000.

13.   Subsequent Events-Unaudited

On January 27, 2012, the Company’s stockholders approved an increase in the number of authorized shares of common stock of the Company from 70 million shares to 175 million shares.

On January 27, 2012, the Company issued 18.1 million shares of Restricted Stock to Mr. Silverman, as discussed in Note 9.

On January 27, 2012, the Company also issued an aggregate of 3,500,000 shares of common stock to R & R Consulting Partners, LLC, Mr. Silverman and Mr. Caragol in exchange for the Loaned Shares (see Note 4). The securities that were originally issued upon conversion remain outstanding but have no voting, dividend, distribution or other rights of common stockholders. The Company plans to cancel the original 3,500,000 shares as soon as reasonably practicable. The Company has not determined and is evaluating the appropriate accounting treatment for the issuance of the shares of common stock to R&R Consulting Partners, LLC, Mr. Silverman and Mr. Caragol.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
MicroFluidic Systems

We have audited the accompanying balance sheets of MicroFluidic Systems (the “Company”), as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform audits of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MicroFluidic Systems as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As described in Notes 1 and 8 to the financial statements, on May 23, 2011, the Company was acquired by PositiveID Corporation and became its wholly-owned subsidiary.

/s/ EisnerAmper LLP

New York, New York

August 5, 2011

MICROFLUIDIC SYSTEMS

Balance Sheets

(In thousands, except share data)

	March 31,	December 31,
	2011	2010	2009
	(unaudited)
Assets
Current Assets:
Cash	$106	$2	$615
Accounts receivable	—	50	571
Prepaid expenses and other current assets	31	56	34
Total Current Assets	137	108	1,220
Equipment, net	64	77	117
Other assets	26	26	26
Total Assets	$227	$211	$1,363
Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities:
Accounts payable	$651	$848	$494
Accrued expenses	171	119	320
Advances from related parties	500	120	—
Total Current Liabilities	1,322	1,087	814
Commitments and contingencies (Note 7)
Stockholders’ Equity (Deficit):
Common stock, no par; 10,000,000 shares authorized, 4,482,028 shares issued and outstanding at March 31, 2011 and December 31, 2010 and 4,353,878 shares issued and outstanding at December 31, 2009	854	854	814
Additional paid-in capital	483	475	376
Accumulated deficit	(2,432)	(2,205)	(641)
Total Stockholders’ Equity (Deficit)	(1,095)	(876)	549
Total Liabilities and Stockholders’ Equity (Deficit)	$227	$211	$1,363

See accompanying notes to financial statements.

MICROFLUIDIC SYSTEMS

Statements of Operations

(In thousands, except per share data)

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009
	(unaudited)
Revenue	$236	$2,069	$5,508	$8,674
Cost of sales	135	1,492	3,712	5,776
Gross profit	101	577	1,796	2,898
Operating expenses:
General and administrative	328	977	3,360	3,510
Total operating expenses	328	977	3,360	3,510
Net loss	$(227)	$(400)	$(1,564)	$(612)

See accompanying notes to financial statements.

MICROFLUIDIC SYSTEMS

Statements of Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2010 and 2009

(In thousands)

			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)

	Common Stock
	Shares	Amount
Balance January 1, 2009	4,340	$796	$235	$(29)	$1,002
Net loss	—	—	—	(612)	(612)
Stock compensation expense	—	—	141	—	141
Issuance of shares from option exercises	14	18	—	—	18
Balance December 31, 2009	4,354	814	376	(641)	549
Net loss	—	—	—	(1,564)	(1,564)
Stock compensation expense	—	—	99	—	99
Issuance of shares from option exercises	128	40	—	—	40
Balance December 31, 2010	4,482	$854	$475	$(2,205)	$(876)

See accompanying notes to financial statements.

MICROFLUIDIC SYSTEMS

Statements of Cash Flows

(In thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009
	(unaudited)
Cash flows from operating activities:
Net loss	$(227)	$(400)	$(1,564)	$(612)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	7	25	99	141
Depreciation and amortization	14	15	51	87
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	50	(250)	521	182
Decrease (increase) in prepaid expenses and other current assets	25	(96)	(22)	21
(Decrease) increase in accounts payable	(197)	196	354	(479)
Increase (decrease) in accrued expenses	52	170	(201)	33
Net cash used in operating activities	(276)	(340)	(762)	(627)
Cash flows from investing activities:
Purchase of equipment	—	—	(11)	(13)
Net cash used in investing activities	—	—	(11)	(13)
Cash flows from financing activities:
Proceeds from exercise of stock options	—	—	40	18
Advances from related parties	380	—	120	—
Net cash provided by financing activities	380	—	160	18
Net increase (decrease) in cash	104	(340)	(613)	(622)
Cash, beginning of period	2	615	615	1,237
Cash, end of period	$106	$275	$2	$615

See accompanying notes to financial statements.

MICROFLUIDIC SYSTEMS

Notes to Financial Statements

(Information as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 is unaudited)

1. Business and Basis of Presentation

MicroFluidic Systems, a California corporation (“MFS” or the “Company”), was founded in 2001. MFS specializes in the production of automated instruments for a wide range of applications in the detection and processing of biological samples, ranging from rapid medical testing to airborne pathogen detection for homeland security. MFS has generated revenue in the last 10 years under U.S. government contracts and subcontracts, the majority of which have come from the Department of Homeland Security (“DHS”). MFS has a substantial intellectual property portfolio, with 12 U.S. patents granted, 17 U.S. patents pending, six patent applications in Canada, six patent applications in Europe and four patent applications in Japan.

The accompanying financial statements of the Company as of December 31, 2010 and 2009 and for the years then ended have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying unaudited interim financial statements of the Company as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 have been prepared in accordance with U.S. GAAP for interim financial information. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary to present fairly the unaudited interim financial statements have been made. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results to be reported for any other interim period or the full year.

Revenue Recognition

The Company generates substantially all of its revenue from contracts with various agencies of the U.S. Government either as a contractor or subcontractor. Revenue under such contracts is recognized as the related services are performed based on the performance requirements of the relevant contract. Under such agreements, the Company is required to perform specific research and development activities and is compensated either based on the costs or costs plus a mark-up associated with each specific contract over the term of the agreement or when certain milestones are achieved, or when products are delivered and accepted, and recoverability is reasonably assured.

One contract with DHS comprised 18% and 92% of the Company’s revenue for the years ended December 31, 2010 and 2009, respectively. One contract under which the Company was a subcontractor for a third-party’s contract with DHS comprised 80% and 5% of the Company’s revenue for the years ended December 31, 2010 and 2009, respectively, and 100% of revenue for the three months ended March 31, 2011.

The Company’s contracts with the U.S. Government are subject to audit by the contracting government agency, generally until the contract is closed out. As of December 31, 2010, the Company had one active contract, which remained subject to audit at such time. This contract was substantially completed by March 31, 2011, and at March 31, 2011 the Company had no active contracts.

Accounts Receivable

Accounts receivable represents amounts billed and due under contracts with the U.S. Government or third-party contractors. Where applicable, accounts receivable are stated net of allowances for doubtful accounts determined based upon specific identification of uncollectible amounts. Management has determined that no allowances for doubtful accounts are necessary for the periods presented.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The Company estimates the fair value of the stock-based payment awards on the date of the grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods, generally four years, in the statement of operations.

The Black-Scholes model, which the Company used to determine compensation expense, requires the Company to make several key judgments including:

•

the fair value of the Company’s common stock;

•

the expected life of issued stock options;

MICROFLUIDIC SYSTEMS

Notes to Financial Statements

(Information as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 is unaudited)

•

the expected volatility of the Company’s stock price;

•

the expected dividend yield to be realized over the life of the stock option; and

•

the risk-free interest rate over the expected life of the stock options.

Financial Condition

As of March 31, 2011 and December 31, 2010, the Company had a working capital deficit of approximately $1,185,000 and $979,000, respectively, and an accumulated deficit of approximately $2,432,000 and $2,205,000, respectively. The Company has also incurred significant operating losses related to the Company’s funding of projects in the absence of a fully funded contract. The Company does not have any current active contracts, and expects to incur operating losses through December 31, 2011.

As further discussed in Note 8, on May 23, 2011 the Company was acquired by and became a wholly-owned subsidiary of PositiveID Corporation (“PSID”). In connection with the acquisition, PSID paid $250,000 to fund certain accounts payable of MFS and issued shares of PSID common stock valued at $500,000 to two of the sellers in exchange for the cancellation of loans made to MFS of an equal amount.

In July 2011, PSID entered into a financing arrangement that management believes will provide sufficient liquidity to support the Company. PSID could also reduce discretionary spending if necessary to allow continued financial support to the Company. As a result of the acquisition and financial support to be provided by PSID, management believes it will have sufficient funds available to meet its working capital requirements for at least the next twelve months.

2. Equipment

Equipment is stated at cost. Equipment, net of accumulated depreciation at December 31, 2010 and 2009, consisted of the following (in thousands):

	December 31,
	2010	2009

Furniture and equipment	$170	$159
Data processing equipment	121	121
Leasehold improvements	91	91
	382	371
Less accumulated depreciation	(305)	(254)
Total Equipment, net	$77	$117

Depreciation of equipment is calculated on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Depreciation expense is included in operating expenses and amounted to $51,000 and $68,000 for the years ended December 31, 2010 and 2009, respectively.

3. Accrued Expenses

Accrued expenses at December 31, 2010 and 2009 consisted of the following (in thousands):

	December 31,
	2010	2009

Accrued payroll and payroll taxes	$3	$147
Accrued vacation	98	167
Other	18	6
Total	$119	$320

MICROFLUIDIC SYSTEMS

Notes to Financial Statements

(Information as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 is unaudited)

4. Advances from Related Parties

In November and December 2010, the Company’s Chief Executive Officer, M. Allen Northrup, and its Vice President of Engineering, Farzad Pourahmadi, provided advances to fund working capital needs in an aggregate amount of $120,000. The advances had no repayment terms and no stated interest rate. During the three months ended March 31, 2011, additional advances in an aggregate amount of $380,000 were made.

On April 8, 2011, the Company entered into formal financing agreements with the two executives, in the aggregate amount of $500,000 (inclusive of the $120,000 of advances above), evidenced by promissory notes. As part of the agreements, the principal amount of $500,000 with accrued simple interest at a rate of 9% per annum, was to be paid in full on December 31, 2011. As further discussed in Notes 1 and 8, the notes were repaid in connection with the acquisition of the Company by PSID.

5. Stockholders’ Equity

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock, no par value.

Warrants

In 2002, in connection with an investment in common stock of the Company, warrants were granted to Archangel Bioventures, LLC for 125,000 shares of common stock with an exercise price of $0.60 per share. At the time of the grant, the warrants were fully vested and exercisable. The warrants were not exercised and were to expire on December 20, 2012. In connection with the acquisition of the Company by PSID as discussed in Note 8, the warrants were cancelled.

Stock Option Plans

On September 30, 2007, the Company’s Board of Directors approved the MicroFluidic 2007 Equity Incentive Plan (the “2007 Plan”). Under the 2007 Plan, the number of shares for which options may be granted is approximately 1.4 million. Approximately 0.5 million options have been granted to directors, officers and employees under the 2007 Plan, net of forfeitures, and 0.4 million of the options granted were outstanding as of December 31, 2010.

Awards of options to employees under the 2007 Plan vest over a four-year period, with pro-rata vesting upon the first anniversary of the grant and monthly thereafter. Awards of options have a maximum term of ten years, and the Company generally issues new shares upon exercise.

A summary of option activity under the 2007 Plan as of and for the year ended December 31, 2010 is as follows (in thousands, except per share amounts):

	Number Of Options	Weighted- Average Exercise Price		Weighted- Average Remaining Contractual Term (years)

Outstanding on January 1, 2010	594	$1.33
Granted	282	$1.05
Exercised	(3)	$0.86
Forfeited	(435)	$1.29
Outstanding on December 31, 2010	438	$0.86	(1)	7.6
Exercisable on December 31, 2010	229	$0.86	(1)	6.6
Shares available on December 31, 2010 for options that may be granted	1,049

(1)  Weighted-average exercise price reflects the reduction in exercise price of certain options as further discussed below.

The weighted average grant date fair value of options granted during the years ended December 31, 2010 and 2009 was $0.60 and $0.76 per share, respectively. As of December 31, 2010, there was approximately $100,000 of unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a remaining weighted-average period of two years. The intrinsic value of stock options outstanding, including exercisable options, at December 31, 2010 was $0.

MICROFLUIDIC SYSTEMS

Notes to Financial Statements

(Information as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 is unaudited)

In July 2010, the Company modified the terms of certain outstanding employee stock options to reduce the exercise price from $1.33 per share to $0.86 per share. Incremental compensation cost related to the modification totaled approximately $70,000 and is being recognized to expense over the remaining vesting period of the related options.

The fair values of options granted were estimated on the grant date using the Black-Scholes valuation model based on the following weighted-average assumptions for the years ended December 31, 2010 and 2009:

Expected dividend yield	—
Expected stock price volatility	60%
Risk-free interest rate	2.6%
Expected life (in years)	6.0

Expected stock price volatility was estimated based on the volatility of the common stock of other companies in the same industry as the Company. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant. Due to the Company’s lack of historical exercise activity, the expected life of stock options granted was estimated using the midpoint of the vesting period and the contractual term.

There are inherent uncertainties in making estimates about forecasts of future operating results and identifying comparable companies and transactions that may be indicative of the fair value of the Company’s securities. The Company believes that the estimates of the fair value of its common stock at each option grant date were reasonable under the circumstances.

In connection with the acquisition of the Company by PSID as discussed in Note 8, all stock options outstanding at the date of the Acquisition were cancelled.

6. Income Taxes

The Company accounts for income taxes under the asset and liability approach. Deferred taxes are recorded based upon the tax impact of items affecting financial reporting and tax filings in different periods. A valuation allowance is provided against net deferred tax assets where the Company determines realization is not currently judged to be more likely than not.

The tax effects of temporary differences and carry-forwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2010 and 2009 consist of the following (in thousands):

	December 31,
	2010	2009
Deferred tax assets (liabilities):
Accrued expenses and reserves	$89	$67
Equipment depreciation	4	2
Net operating loss carryforwards	678	151

Gross deferred tax assets	771	220
Valuation allowance	(771)	(220)

Net deferred taxes	$—	$—

Due to the Company’s lack of earnings history, deferred tax assets have been offset by a full valuation allowance. The change in the valuation allowance for deferred tax assets was an increase of approximately $551,000 and $170,000 for the years ended December 31, 2010 and 2009, respectively.

At December 31, 2010, the Company had net operating loss carryforwards available of approximately $1,700,000, which expire through 2030. Based upon the change of ownership rules under IRC Section 382, the Company expects a change of ownership in conjunction with the acquisition of the Company by PSID in May 2011. As a result, future utilization of the net operating loss carryforwards may be significantly limited as to the amount of use in any particular year, and consequently may be subject to expiration.

MICROFLUIDIC SYSTEMS

Notes to Financial Statements

(Information as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 is unaudited)

The difference between the effective rate reflected in the provision for income taxes on loss before taxes from continuing operations and the amounts determined by applying the applicable statutory U.S. tax rate for the years ended December 31, 2010 and 2009 are analyzed below:

	2010	2009
Statutory tax benefit	(34.0)%	(34.0)%
State income taxes, net of federal effects	(6.0)	(6.0)
Permanent difference from stock options	2.5	9.2
Other permanent differences	2.3	3.1
Change in deferred tax asset valuation allowance	35.2	27.7

	—%	—%

The Company files tax returns in the U.S. federal jurisdiction and in the various states in which it does business. In general, the Company is no longer subject to U.S. federal or state income tax examinations for years before December 31, 2007.

The Company recognizes any interest accrued related to unrecognized tax benefits or exposures in interest expense and penalties in operating expenses. During the years ended December 31, 2010 and 2009, there was no such interest or penalties.

7. Commitments

The Company leases its office space under a noncancelable operating lease scheduled to expire in January 2012. The lease contains rent concessions and payment escalations, and rent expense is recognized on a straight-line basis over the term of the lease. Remaining lease payments under the lease total approximately $165,000 as of December 31, 2010.

Rent expense under all operating leases totaled approximately $197,000 and $264,000 for the years ended December 31, 2010 and 2009.

8. Subsequent Events

On May 9, 2011, the Company and its stockholders entered into a Stock Purchase Agreement (the “Purchase Agreement”) with PSID, pursuant to which all of the outstanding capital stock of MFS was acquired by PSID (the “Acquisition”). The Acquisition closed on May 23, 2011.

As consideration for the Acquisition, PSID paid (i) $250,000 to fund certain accounts payable of MFS, (ii) issued 1,250,000 shares of PSID common stock valued at approximately $462,000 to two of the sellers in exchange for the cancellation of loans made to MFS, and (iii) issued 1,125,000 shares of PSID common stock valued at approximately $416,000 to the sellers.

In connection with the Acquisition, PSID is also required to make certain earn-out payments, up to a maximum of $7,000,000 in shares of PSID common stock, upon certain conditions over the next three years (the “Earn-Out Payment”), including MFS meeting revenue and earnings targets. However, PSID is prohibited from making any Earn-Out Payment until stockholder approval is obtained if the aggregate number of shares to be issued, under the Nasdaq Marketplace rules, exceed 19.99% of PSID’s common stock outstanding immediately prior to the closing. In the event PSID is unable to obtain any required stockholder approval, it will be obligated to pay the applicable Earn-Out Payment in cash to the sellers.

The Company has evaluated subsequent events through August 5, 2011, the date the financial statements were available to be issued.

POSITIVEID CORPORATION

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation

On May 23, 2011, PositiveID Corporation, a Delaware corporation (the “Company”) acquired all of the outstanding capital stock of MicroFluidic Systems, a California corporation (“MicroFluidic”) (the “Acquisition”). Effective with the closing of the transaction, MicroFluidic became a wholly-owned subsidiary of the Company.

Under the purchase method of accounting the total estimated purchase price as described in Note 2 to this unaudited pro forma condensed combined financial information was allocated to the net tangible and intangible assets of MicroFluidic acquired in connection with the Acquisition based on their estimated fair values. The estimated fair values of certain assets and liabilities have been determined by management based upon a third-party valuation.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are directly attributable to the acquisition, factually supportable, and expected to have a continuing impact on the combined results. The accompanying unaudited pro forma condensed combined statements of operations do not reflect a nonrecurring charge of approximately $550,000 recorded by the Company related to the direct costs of the Acquisition.

The unaudited pro forma condensed combined financial information does not purport to be indicative of the results of operations of the Company that would have been reported had the Acquisition been completed as of the dates or for such periods presented, nor is it intended to project the Company’s future results of operations. The unaudited pro forma condensed combined financial information and the accompanying notes should be read together with the Company’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2010, Management’s Discussion and Analysis included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and the MicroFluidic audited financial statements and accompanying notes for the year ended December 31, 2010.

The unaudited pro forma condensed combined financial information for the nine months ended September 30, 2011 has been prepared from the Company’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2011, which includes the results of MicroFluidic from the date of the acquisition, and from the unaudited financial statements of MicroFluidic for the period from January 1 to May 23, 2011, the date of acquisition.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2010 and the nine months ended September 30, 2011 have been prepared to present the Company’s results of operations as if the Acquisition had occurred on January 1, 2010 and January 1, 2011, respectively. The unaudited pro forma condensed combined financial information does not reflect any adjustments for nonrecurring items or anticipated synergies resulting from the Acquisition.

POSITIVEID CORPORATION

Pro Forma Condensed Combined Statement of Operations Data

For The Nine Months Ended September 30, 2011

(Unaudited)

(In thousands, except per share data)

	POSITIVEID HISTORICAL	MICROFLUIDIC SYSTEMS HISTORICAL (1/1-5/23/2011)	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED

Revenue	$—	$235	$—		$235
Cost of sales	—	146	—		146
Gross profit	—	89	—		89

Operating expenses:
Selling, general and administrative	8,082	527	169	(a)	8,778
Research and development	618	—	—		618
Stock compensation to related party	3,394	—	—		3,394
Total operating expenses	12,094	527	169		12,790
Operating loss from continuing operations	(12,094)	(438)	(169)		(12,701)
Other income, net	80	—	—		80
Loss from continuing operations	(12,014)	(438)	(169)		(12,621)
Preferred stock dividends	(201)	—	—		(201)
Loss from continuing operations attributable to common stockholders	$(12,215)	$(438)	$(169)		$(12,822)
Loss from continuing operations per common share – basic and diluted	$(0.35)				$(0.35)
Weighted average shares outstanding – basic and diluted	35,117		1,856	(b)	36,973

The accompanying notes are an integral part of this pro forma financial information.

POSITIVEID CORPORATION

Pro Forma Condensed Combined Statement of Operations Data

For The Year Ended December 31, 2010

(Unaudited)

(In thousands, except per share data)

	POSITIVEID HISTORICAL	MICROFLUIDIC SYSTEMS HISTORICAL	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED

Revenue	$75	$5,508	$—		$5,583
Cost of sales	45	3,712	—		3,757
Gross profit	30	1,796	—		1,826

Operating expenses:
Selling, general and administrative	9,722	3,360	406	(a)	13,488
Research and development	1,394	—	—		1,394
Total operating expenses	11,116	3,360	406		14,882
Operating loss from continuing operations	(11,086)	(1,564)	(406)		(13,056)
Other income, net	34	—	—		34
Loss from continuing operations	(11,052)	(1,564)	(406)		(13,022)
Preferred stock dividends	(152)	—	—		(152)
Loss from continuing operations attributable to common stockholders	$(11,204)	$(1,564)	$(406)		$(13,174)
Loss from continuing operations per common share – basic and diluted	$(0.47)				$(0.48)
Weighted average shares outstanding – basic and diluted	24,053		3,346	(b)	27,399

The accompanying notes are an integral part of this pro forma financial information.

POSITIVEID CORPORATION

Notes to Pro Forma Condensed Combined Financial Information

(Unaudited)

1. Acquisition of MicroFluidic

On May 23, 2011, the Company acquired all of the outstanding capital stock of MicroFluidic in a transaction accounted for using the purchase method of accounting. As consideration for the consummation of the Acquisition, the Company paid $250,000 to fund certain accounts payable of MicroFluidic (of which approximately $24,000 was paid to selling shareholders) and issued 2,375,000 shares of common stock of the Company (the “Stock Consideration”). Additionally, the Company issued a total of 971,429 shares of common stock to its advisor for services rendered in conjunction with the Acquisition. In connection with the Acquisition, the Company is also required to make certain earn-out payments, up to a maximum of $7,000,000, payable in shares of the Company’s common stock or in cash.

The estimated purchase price of the Acquisition totaled approximately $1,653,000, comprised of $24,000 in cash, the Stock Consideration valued at $879,000 (based upon a value of $0.37 per share), and contingent consideration of approximately $750,000. The fair value of the contingent consideration was estimated based upon the present value of the probability-weighted expected future payouts under the earn-out arrangement.

Under the purchase method of accounting, the estimated purchase price of the Acquisition was allocated to MicroFluidic’s net tangible and identifiable intangible assets and liabilities assumed based on their estimated fair values as of the date of the completion of the Acquisition, as described in the introduction to this unaudited pro forma condensed combined financial information, as follows (in thousands):

Assets acquired:
Net tangible assets	$125
Customer contracts and relationships	230
Patents	1,223
Non-compete agreement	169
Goodwill	510
2,257
Liabilities assumed:
Current liabilities	(604)
Total estimated purchase price	$1,653

2. Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(a)  To record amortization of intangible assets acquired over their estimated  remaining useful life.

(b)  Represents 2,375,000 shares of Stock Consideration and 971,429 shares of the Company’s common stock issued for services rendered in conjunction with the Acquisition.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions), which, other than the SEC registration fee, are estimates, payable by us in connection with the sale and distribution of the securities registered hereby:

SEC Registration Fee	$448.17
Transfer Agent’s, Trustee’s and Depository’s Fees and Expenses	1,000	*
Accounting Fees and Expenses	3,500
Legal Fees and Expenses	15,000	*
Printing Fees and Expenses	4,000	*
Miscellaneous Expenses	—
Total	$23,948.17	*

*   Estimated

Item 14. Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, or the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Notwithstanding the instances outlined above where a corporation may indemnify its current and former directors and officers, a corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such. Correspondingly, we have purchased and maintain insurance on behalf of our directors and officers against any liability asserted against such directors and officers in their capacities as such.

Our certificate of incorporation and by-laws provide that we shall indemnify, to the full extent permitted by law, any of our current or former directors or officers and that we may indemnify, to the full extent permitted by law, any of our current or former employees or agents against all expense, liability and loss incurred as a result of such service, or as a result of any other service on our behalf, or service at our request as a director, officer, employee member or agent of another corporation, partnership, joint venture, trust or other enterprise.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities sold by us within the past three years that were not registered under the Securities Act:

1)

On March 3, 2009, we entered into a settlement agreement under which we agreed, among other things, to issue 859,599 shares of our common stock to an escrow agent for the benefit of plaintiffs.

2)

On September 21, 2009, we and Receptors, LLC entered into a Development/Master Agreement pursuant to which we issued 200,000 restricted shares of our common stock. On October 6, 2009, we entered into a Development/Master Agreement pursuant to which we issued 150,000 restricted shares of our common stock as payment under the Development/Master Agreement.

3)

Pursuant to a Convertible Preferred Stock Purchase Agreement dated September 29, 2009, between us and Optimus Technology Capital Partners, LLC, or Optimus, we issued two tranches of Series A Preferred Stock of 296 and 166 shares at $10,000 per share in October and November 2009, respectively.  On May 12, 2010, we sent Optimus a notice of our election to convert all of the outstanding shares of Series A Preferred Stock and in connection therewith issued 2,729,452 shares of our common stock to Optimus.

4)

On February 11, 2010, we purchased the assets of Easy Check Medical Diagnostics, LLC.  We issued 300,000 shares of common stock in connection with the purchase.

5)

On March 15, 2010, April 22, 2010, and December 13, 2010, we issued 50,000, 240,000 and 125,000 shares, respectively, of our common stock to Receptors, LLC as consideration for services under the terms of the Amended and Restated Development/Master Agreement, dated February 26, 2010, as amended, between us and Receptors.

6)

On April 30, 2010, we issued 16,000 shares of our common stock to Artemis Strategies, LLC, as consideration for services under the terms of a Service Contract between us and Artemis pursuant to which Artemis would pursue certain government affairs objectives.

7)

On May 4, 2010, January 13, 2011, and January 28, 2011, we issued 230,168 and 22 shares, respectively, of Series B Preferred Stock to Socius Capital Group, LLC under our Preferred Stock Purchase agreement with Socius Capital Group, LLC, dated April 28, 2010, at $10,000 per share.

8)

On July 26, 2010, we issued 25,000 shares of our common stock to Sanford Barrows Group, LLC, as consideration for recruiting services provided to us.

9)

On September 20, 2010, we issued 12,500 shares of our common stock to Kaufman Bros., L.P., as consideration for general financial advisory services and financial analyses.

10)

On February 24, 2011, we issued 200,000 shares of our common stock to Easy Check Medical Diagnostics, LLC for product royalties for successful patent grants and product or license revenues.

11)

On February 24, 2011, we issued 125,000 shares of our common stock to Receptors, LLC in connection with the execution of an amended and restated license agreement.

12)

On March 25, 2011, we issued 65,000 shares of our common stock to Stonegate Securities, Inc. in connection with the execution of an advisory services agreement.

13)

On May 23, 2011, we completed the acquisition of MicroFluidic Systems and issued 2,375,000 shares of our common stock in connection therewith.

14)

On August 15, 2011, we issued 500 shares of Series F Preferred Stock to Ironridge Global III, LLC pursuant to the Preferred Stock Purchase Agreement dated July 27, 2011.

15)

On September 14, 2011, we issued 316,200 shares of our common stock to George M. Shea for advisory services rendered in connection with the acquisition of MicroFluidic Systems.

16)

On September 14, 2011, we issued 316,200 shares of our common stock to Eric M. Oganesoff for advisory services rendered in connection with the acquisition of MicroFluidic Systems.

17)

On September 14, 2011, we issued 29,143 shares of our common stock to Catharine A. Elliot for advisory services rendered in connection with the acquisition of MicroFluidic Systems.

18)

On September 14, 2011, we issued 309,886 shares of our common stock to Focus Securities, LLC for advisory services rendered in connection with the acquisition of MicroFluidic Systems.

19)

On September 20, 2011, we issued 130 shares of Series F Preferred Stock to Ironridge Global III, LLC pursuant to the Preferred Stock Purchase Agreement dated July 27, 2011.

20)

On October 14, 2011, we issued 1,300,000 shares of our common stock to Vista Partners LLC in connection with an advisory services agreement.

21)

On October 17, 2011, we issued 3,500,000 shares of our common stock to Optimus Capital Partners, LLC under Amended and Restated Convertible Preferred Stock Purchase Agreement with Optimus Capital Partners, LLC dated March 14, 2011.

22)

On November 14, 2011, we issued 290 shares of Series F Preferred Stock to Ironridge Global III, LLC pursuant to the Preferred Stock Purchase Agreement dated July 27, 2011.

23)

On November 18, 2011, we issued 290 shares of Series F Preferred Stock to Ironridge Global III, LLC pursuant to the Preferred Stock Purchase Agreement dated July 27, 2011.

24)

On December 5, 2011, we issued 290 shares of Series F Preferred Stock to Ironridge Global III, LLC pursuant to the Preferred Stock Purchase Agreement dated July 27, 2011.

25)

On January 17, 2012, we issued 500 shares of our Series H Preferred Stock to Ironridge Global IV, Ltd. pursuant to the Preferred Stock Purchase Agreement dated January 13, 2012.

26)

On January 18, 2012, we issued 522,250 shares of our common stock to Ironridge Global IV, Ltd. pursuant to the Preferred Stock Purchase Agreement dated January 13, 2012.

27)

On January 20, 2012, we issued 529,411 shares of our common stock to Ironridge Global IV, Ltd. pursuant to the Preferred Stock Purchase Agreement dated January 13, 2012.

28)

On January 27, 2012, we issued 2,729,452 shares of our common stock to R & R Consulting Partners, LLC in connection with the conversion of our Series C Preferred Stock.

29)

On January 27, 2012, we issued 700,000 shares of our common stock to William J. Caragol in connection with the conversion of our Series C Preferred Stock.

30)

On January 27, 2012, we issued 70,548 shares of our common stock to Scott R. Silverman in connection with the conversion of our Series C Preferred Stock.

31)

On January 27, 2012, we issued 146,787 shares of our common stock to Focus Securities, LLC for advisory services rendered in connection with the acquisition of MicroFluidic Systems.

32)

On January 27, 2012, we issued 149,779 shares of our common stock to George M. Shea for advisory services rendered in connection with the acquisition of MicroFluidic Systems.

33)

On January 27, 2012, we issued 149,779 shares of our common stock to Eric M. Oganesoff for advisory services rendered in connection with the acquisition of MicroFluidic Systems.

34)

On January 27, 2012, we issued 13,805 shares of our common stock to Catharine A. Elliot for advisory services rendered in connection with the acquisition of MicroFluidic Systems.

35)

On January 27, 2012, we issued 18,112,182 shares of our common stock to Scott R. Silverman pursuant to the terms of his amended and restated employment, consulting and non-compete agreement dated December 8, 2011

36)

On January 31, 2012, we issued 536,769 shares of our common stock to Ironridge Global IV, Ltd. pursuant to the Preferred Stock Purchase Agreement dated January 13, 2012.

37)

On January 31, 2012, we issued 125,000 shares of our common stock to Dawn Van Zant in connection with an advertising and marketing agreement.

38)

On January 31, 2012, we issued 125,000 shares of our common stock to Callan Van Zant in connection with an advertising and marketing agreement.

39)

On February 1, 2012, we issued 300,000 shares of our common stock to SmallCapVoice.com, Inc. in connection with a financial public relations agreement.

40)

On February 1, 2012, we issued 170,000 shares of our common stock to Levelogic, Inc. in connection with a consulting agreement.

We made the foregoing stock issuances in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, except for numbers 28-30 listed above which were made in reliance upon the exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

Item 16. Exhibits

See Exhibit Index.

Item 17. Undertakings

(a)           The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.              To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.             To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.            To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on February 2, 2012.

POSITIVEID CORPORATION

By:	/s/ Bryan D. Happ
Bryan D. Happ
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William J. Caragol *	Chairman of the Board of Directors	February 2, 2012
(William J. Caragol)	and Chief Executive Officer (Principal Executive Officer)

/s/ Bryan D. Happ	Senior Vice President and Chief Financial Officer	February 2, 2012
(Bryan D. Happ)	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jeffrey S. Cobb *	Director	February 2, 2012
(Jeffrey S. Cobb)

/s/ Barry M. Edelstein *	Director	February 2, 2012
(Barry M. Edelstein)

/s/ Michael E. Krawitz *	Director	February 2, 2012
(Michael E. Krawitz)

/s/ Ned L. Siegel *	Director	February 2, 2012
(Ned L. Siegel)

By:	* /s/ Bryan D. Happ
Bryan D. Happ
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1

Stock Purchase Agreement, dated May 15, 2008, between PositiveID Corporation and The Stanley Works (incorporated by reference to Exhibit 2.1 of the Form 8-K previously filed by PositiveID Corporation on May 16, 2008).

2.2

Voting Agreement, dated May 15, 2008, between Applied Digital Solutions, Inc. and The Stanley Works (incorporated by reference to Exhibit 2.2 of the Form 8-K previously filed by PositiveID Corporation on May 16, 2008).

2.3

Voting Agreement, dated May 15, 2008, between Scott R. Silverman and The Stanley Works (incorporated by reference to Exhibit 2.3 of the Form 8-K previously filed by PositiveID Corporation on May 16, 2008).

2.4

Agreement and Plan of Reorganization dated September 4, 2009, among PositiveID Corporation, Steel Vault Corporation, and VeriChip Acquisition Corp (incorporated by reference to Exhibit 2.1 of the Form 8-K previously filed by PositiveID Corporation on September 8, 2009).

2.5

Amendment No. 1 to Agreement and Plan of Reorganization, dated October 1, 2009, among PositiveID Corporation, Steel Vault Corporation, and VeriChip Acquisition Corp (incorporated by reference to Exhibit 2.1 of the Form 8-K previously filed by PositiveID Corporation on October 1, 2009).

2.6

Asset Purchase Agreement, dated November 12, 2008, among PositiveID Corporation, Digital Angel Corporation and Destron Fearing Corporation (incorporated by reference to Exhibit 10.1 of the Form 10-Q previously filed by PositiveID Corporation on November 14, 2008).

2.7

Voting Agreement, dated November 10, 2009, among Scott R. Silverman, William J. Caragol, Jared Shaw, R & R Consulting Partners LLC and Blue Moon Energy Partners, LLC (incorporated by reference to Exhibit 2.7 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

2.8

Stock Purchase Agreement, dated May 9, 2011 among PositiveID Corporation, MicroFluidic Systems and the individuals named therein (incorporated by reference to Exhibit 2.1 of the Form 8-K previously filed by PositiveID Corporation on May 12, 2011).

2.9

First Amendment to Stock Purchase Agreement, dated May 23, 2011, among PositiveID Corporation, MicroFluidic Systems and the individuals named therein (incorporated by reference to Exhibit 2.1 of the Form 8-K previously filed by PositiveID Corporation on May 25, 2011).

2.10

Asset Purchase Agreement, dated July 22, 2011, among PositiveID Corporation, National Credit Report.com, LLC and CoreLogic Credco, LLC (incorporated by reference to Exhibit 2.1 of the Form 8-K previously filed by PositiveID Corporation on July 25, 2011).

3.1

Second Amended and Restated Certificate of Incorporation of PositiveID Corporation filed with the Secretary of State of Delaware on December 18, 2006, as amended on November 10, 2009 and January 27, 2012 (incorporated by reference to Exhibit 3.1 of the Form 8-K previously filed by PositiveID Corporation on January 27, 2012).

3.2

Amended and Restated By-laws of PositiveID Corporation adopted as of December 12, 2005, as amended on March 16, 2010 (incorporated by reference to Exhibit 3.2 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

3.3	Certificate of Designations of Series H Preferred Stock (incorporated by reference to Exhibit 10.1of the Form 8-K previously filed by PositiveID Corporation on January 13, 2012).
4.1	Form of Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).
5.1	Legal Opinion of Holland & Knight LLP
10.1*

VeriChip Corporation 2002 Flexible Stock Plan, as amended through December 21, 2006 (incorporated by reference to Exhibit 10.1 of the Form 10-K previously filed by PositiveID Corporation on April 2, 2007).

10.2*

VeriChip Corporation 2005 Flexible Stock Plan, as amended through December 21, 2006 (incorporated by reference to Exhibit 10.2 of the Form 10-K previously filed by PositiveID Corporation on April 2, 2007).

10.3*	VeriChip Corporation 2007 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.24 of the Form 10-K previously filed by PositiveID Corporation on February 12, 2009).
10.4*

VeriChip Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 previously filed by PositiveID Corporation on November 12, 2009) (Registration No. 333-163066).

10.5*	VeriGreen Energy Corporation 2009 Flexible Stock Plan (incorporated by reference to Exhibit 10.3 of the Form 10-Q previously filed by PositiveID Corporation on May 14, 2009).
10.6*	PositiveID Animal Health Corporation 2010 Flexible Stock Plan (incorporated by reference to Exhibit 10.6 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.7*

Syscomm International Corporation 2001 Flexible Stock Plan, as amended and restated (incorporated by reference to Exhibit 4.1 of the Post Effective Amendment No. 1 on Form S-8 to S-4 previously filed by PositiveID Corporation on November 12, 2009) (Registration Statement No. 333-161991).

10.8*

Form of Restricted Stock Award Agreement under the 2002/2005 Flexible Stock Plan (incorporated by reference to Exhibit 10.3 of the Form 10-K previously filed by PositiveID Corporation on April 2, 2007).

10.9*

Form of Non-Qualified Stock Option Award Agreement under the 2002/2005 Flexible Stock Plan (incorporated by reference to Exhibit 10.4 of the Form 10-K previously filed by PositiveID Corporation on April 2, 2007).

10.10*

Form of Non-Qualified Option Award Agreement under the VeriChip Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Form 10-Q previously filed by PositiveID Corporation on August 8, 2007).

10.11*

Form of Stock Award Agreement under the VeriChip Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Form 10-Q previously filed by PositiveID Corporation on November 8, 2007).

10.12*

Form of Non-Qualified Option Award Agreement under the VeriChip Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.13*

Form of Stock Award Agreement under the VeriChip Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.14*

Form of Restricted Stock Award Agreement under the VeriGreen Energy Corporation 2009 Flexible Stock Plan (incorporated by reference to Exhibit 10.14 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.15*

Form of Non-Qualified Stock Option Award Agreement under the VeriGreen Energy Corporation 2009 Flexible Stock Plan (incorporated by reference to Exhibit 10.15 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.16*

Form of Restricted Stock Award Agreement under the PositiveID Animal Health Corporation 2010 Flexible Stock Plan (incorporated by reference to Exhibit 10.16 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.17*

Form of Non-Qualified Stock Option Award Agreement under PositiveID Animal Health Corporation 2010 Flexible Stock Plan (incorporated by reference to Exhibit 10.17 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.18*

Form of Restricted Stock Award Agreement under the Syscomm International Corporation 2001 Flexible Stock Plan, as amended and restated (incorporated by reference to Exhibit 10.18 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.19*

Form of Non-Qualified Stock Option Award Agreement under the Syscomm International Corporation 2001 Flexible Stock Plan, as amended and restated (incorporated by reference to Exhibit 10.19 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.20*

Letter Agreement, dated March 27, 2009, between PositiveID Corporation and William J. Caragol (incorporated by reference to Exhibit 10.1 of the Form 8-K previously filed by PositiveID Corporation on March 30, 2009).

10.21

Letter Agreement, dated May 15, 2008, between PositiveID Corporation and Digital Angel Corporation (incorporated by reference to Exhibit 10.2 of the Form 8-K previously filed by PositiveID Corporation on May 16, 2008).

10.22*

PositiveID Corporation Employment and Non-Compete Agreement between the Company and Scott R. Silverman dated November 11, 2010 (incorporated by reference to Exhibit 10.1 of the Form 10-Q previously filed by PositiveID Corporation on November 12, 2010).

10.23*

PositiveID Corporation Employment and Non-Compete Agreement between the Company and William J. Caragol dated November 11, 2010 (incorporated by reference to Exhibit 10.2 of the Form 10-Q previously filed by PositiveID Corporation on November 12, 2010).

10.24

Guarantee, dated May 15, 2008, between Digital Angel Corporation and The Stanley Works (incorporated by reference to Exhibit 10.1 of the Form 8-K previously filed by PositiveID Corporation on May 16, 2008).

10.25

Settlement Agreement and General Release, dated March 3, 2009, among PositiveID Corporation, Jerome C. Artigliere, Clark & Martino, P.A., Baker & Hostetler, LLP, Digital Angel Corporation, Scott Silverman, Michael Krawitz and Kevin McLaughlin (incorporated by reference to Exhibit 10.1 of the Form 10-Q previously filed by PositiveID Corporation on May 14, 2009).

10.26†

Development and Supply Agreement, dated March 17, 2009, between PositiveID Corporation and Medical Components, Inc. (incorporated by reference to Exhibit 10.2 of the Form 10-Q previously filed by PositiveID Corporation on May 14, 2009).

10.27

Secured Convertible Promissory Note, dated June 4, 2009, between Steel Vault Corporation and PositiveID Corporation (incorporated by reference to Exhibit 10.1 of the Form 10-Q previously filed by PositiveID Corporation on August 13, 2009).

10.28

Common Stock Purchase Warrant, dated June 4, 2009, between Steel Vault Corporation and PositiveID Corporation (incorporated by reference to Exhibit 10.2 of the Form 10-Q previously filed by PositiveID Corporation on August 13, 2009).

10.29

Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between Steel Vault Corporation and PositiveID Corporation (incorporated by reference to Exhibit 10.3 of the Form 10-Q previously filed by PositiveID Corporation on August 13, 2009).

10.30

Security Agreement, dated June 4, 2009, between Steel Vault Corporation and PositiveID Corporation (incorporated by reference to Exhibit 10.4 of the Form 10-Q previously filed by PositiveID Corporation on August 13, 2009).

10.31

Security Agreement, dated June 4, 2009, between National Credit Report.com, LLC and PositiveID Corporation (incorporated by reference to Exhibit 10.5 of the Form 10-Q previously filed by PositiveID Corporation on August 13, 2009).

10.32

Subordination and Intercreditor Agreement, dated June 4, 2009, between Blue Moon Energy Partners LLC and PositiveID Corporation (incorporated by reference to Exhibit 10.6 of the Form 10-Q previously filed by PositiveID Corporation on August 13, 2009).

10.33

Common Stock Purchase Warrant, dated June 4, 2009, between Steel Vault Corporation and William J. Caragol (incorporated by reference to Exhibit 10.7 of the Form 10-Q previously filed by PositiveID Corporation on August 13, 2009).

10.34

Guaranty of Collection, dated June 4, 2009, among Steel Vault Corporation, William J. Caragol and PositiveID Corporation (incorporated by reference to Exhibit 10.8 of the Form 10-Q previously filed by PositiveID Corporation on August 13, 2009).

10.35

Secured Convertible Promissory Note, dated March 20, 2009, between Steel Vault Corporation and Blue Moon Energy Partners LLC (incorporated by reference to Exhibit 10.41 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.36

Security Agreement, dated March 20, 2009, between Steel Vault Corporation and Blue Moon Energy Partners LLC (incorporated by reference to Exhibit 10.42 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.37

Warrant to Purchase Common Stock of Steel Vault Corporation, dated March 20, 2009, given to Blue Moon Energy Partners LLC (incorporated by reference to Exhibit 10.43 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.38

License Agreement, dated September 21, 2009, between PositiveID Corporation and Receptors LLC (incorporated by reference to Exhibit 10.1 of the Form 10-Q previously filed by PositiveID Corporation on November 12, 2009).

10.39

Development/Master Agreement, dated September 21, 2009, between PositiveID Corporation and Receptors LLC (incorporated by reference to Exhibit 10.2 of the Form 10-Q previously filed by PositiveID Corporation on November 12, 2009).

10.40

First Amendment to Development/Master Agreement, dated April 22, 2010, between PositiveID Corporation and Receptors LLC (incorporated by reference to Exhibit 10.1 of the Form 10-Q previously filed by PositiveID Corporation on May 6, 2010).

10.41

Convertible Preferred Stock Purchase Agreement, dated September 29, 2009, between PositiveID Corporation and Optimus Capital Partners, LLC (incorporated by reference to Exhibit 10.1 of the Form 8-K previously filed by PositiveID Corporation on September 29, 2009).

10.42

Amended and Restated Convertible Preferred Stock Purchase Agreement, dated March 14, 2011, between PositiveID Corporation and Optimus Capital Partners, LLC (incorporated by reference to Exhibit 10.1 of the Form 8-K previously filed by PositiveID Corporation on March 14, 2011).

10.43

Preferred Stock Purchase Agreement, dated April 28, 2010, between PositiveID Corporation and Socius Capital Group, LLC (incorporated by reference to Exhibit 10.1 of the Form 8-K previously filed by PositiveID Corporation on April 29, 2010).

10.44

Stock Purchase Agreement, dated April 28, 2010, between PositiveID Corporation and Socius CG II, Ltd. (incorporated by reference to Exhibit 10.2 of the Form 8-K previously filed by PositiveID Corporation on April 29, 2010).

10.45

License Agreement, dated October 6, 2009, between PositiveID Corporation and Receptors LLC (incorporated by reference to Exhibit 10.4 of the Form 10-Q previously filed by PositiveID Corporation on November 12, 2009).

10.46

Development/Master Agreement, dated October 6, 2009, between PositiveID Corporation and Receptors LLC (incorporated by reference to Exhibit 10.5 of the Form 10-Q previously filed by PositiveID Corporation on November 12, 2009).

10.47

Amended and Restated License Agreement, dated February 26, 2010, between PositiveID Corporation and Receptors LLC (incorporated by reference to Exhibit 10.49 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.48

Amended and Restated Development/Master Agreement, dated February 26, 2010, between PositiveID Corporation and Receptors LLC (incorporated by reference to Exhibit 10.50 of the Form 10-K previously filed by PositiveID Corporation on March 19, 2010).

10.49†

AT&T Machine to Machine Wireless Communications Agreement, dated January 24, 2011, between PositiveID Corporation and AT&T Mobility II, LLC (incorporated by reference to Exhibit 10.49 of the Form 10-K previously filed by PositiveID Corporation on March 25, 2011).

10.50†

Raytheon Microelectronics Proposal for the Manufacturing and Test of Transponder RFID S100, dated as of February 24, 2011, between PositiveID Corporation and Raytheon Microelectronics España S.A. (incorporated by reference to Exhibit 10.50 of the Form 10-K previously filed by PositiveID Corporation on March 25, 2011).

10.51

Preferred Stock Purchase Agreement, dated July 27, 2011, between PositiveID Corporation and Ironridge Global III, LLC (incorporated by reference to Exhibit 10.1 of the Form 8-K previously filed by PositiveID Corporation on July 28, 2011).

10.52

Waiver to Preferred Stock Purchase Agreement, dated August 12, 2011, between PositiveID Corporation and Ironridge Global III, LLC (incorporated by reference to Exhibit 10.1 of the Form 10-Q previously filed by PositiveID Corporation on August 15, 2011).

10.53

Common Stock Purchase Agreement, dated July 27, 2011, between PositiveID Corporation and Ironridge Global IV, Ltd. (incorporated by reference to Exhibit 10.2 of the Form 8-K previously filed by PositiveID Corporation on July 28, 2011).

10.54

Stock Purchase Agreement, dated July 27, 2011, between PositiveID Corporation and Ironridge Global IV, Ltd. (incorporated by reference to Exhibit 10.3 of the Form 8-K previously filed by PositiveID Corporation on July 28, 2011).

10.55

First Amendment to Stock Purchase Agreement, dated August 29, 2011, between PositiveID Corporation and Ironridge Global IV, Ltd. (incorporated by reference to Exhibit 10.55 of the Form S-1 previously filed by PositiveID Corporation on August 29, 2011).

10.56

First Amendment to Preferred Stock Purchase Agreement, dated September 16, 2011, between PositiveID Corporation and Ironridge Global III, LLC for Series F Preferred Stock (incorporated by reference to Exhibit 10.5 of the Form 10-Q previously filed by PositiveID Corporation on November 14, 2011).

10.57*

First Amendment to PositiveID Corporation Employment and Non-Compete Agreement, dated September 30, 2011 between PositiveID Corporation and Scott R. Silverman. (incorporated by reference to Exhibit 10.2 of the Form 8-K previously filed by PositiveID Corporation on September 30, 2011).

10.58*

Employment and Non-Compete Agreement, dated September 30, 2011 between PositiveID Corporation and Bryan D. Happ (incorporated by reference to Exhibit 10.1 of the Form 8-K previously filed by PositiveID Corporation on September 30, 2011).

10.59*

Amended and Restated Employment, Consulting and Non-Compete Agreement, dated December 8, 2011 between PositiveID Corporation and Scott R. Silverman (incorporated by reference to Exhibit 10.1 of the Form 8-K previously filed by PositiveID Corporation on December 9, 2011).

10.60

Security Agreement dated December 8, 2011 between PositiveID Corporation and Scott R. Silverman (incorporated by reference to Exhibit incorporated by reference to Exhibit 10.2 of the Form 8-K previously filed by PositiveID Corporation on December 9, 2011).

10.61*

First Amendment to Employment and Non-Compete Agreement dated December 7, 2011 between PositiveID Corporation and William J. Caragol (incorporated by reference to Exhibit 10.3 of the Form 8-K previously filed by PositiveID Corporation on December 9, 2011).

10.62

Preferred Stock Purchase Agreement, dated January 13, 2012, between PositiveID Corporation and Ironridge Technology Co. for Series H Preferred Stock (incorporated by reference to Exhibit 10.1 of the Form 8-K previously filed by PositiveID Corporation on January 13, 2012).

10.63

Securities Purchase Agreement, dated January 13, 2012, between PositiveID Corporation and Ironridge Technology Co. (incorporated by reference to Exhibit 10.2 of the Form 8-K previously filed by PositiveID Corporation on January 13, 2012).

10.64

Stock Purchase Agreement, dated January 11, 2012, between PositiveID Corporation and VeriTeQ Acquisition Corporation (incorporated by reference to Exhibit 10.64 of the Form S-1 previously filed by PositiveID Corporation on January 25, 2012).

10.65

Secured Promissory Note, dated January 11, 2012, between PositiveID Corporation and VeriTeQ Acquisition Corporation (incorporated by reference to Exhibit 10.65 of the Form S-1 previously filed by PositiveID Corporation on January 25, 2012).

10.66

Security Agreement, dated January 11, 2012, between PositiveID Corporation and VeriTeQ Acquisition Corporation (incorporated by reference to Exhibit 10.66 of the Form S-1 previously filed by PositiveID Corporation on January 25, 2012).

10.67

License Agreement, dated January 11, 2012, between PositiveID Corporation and VeriTeQ Acquisition Corporation (incorporated by reference to Exhibit 10.67 of the Form S-1 previously filed by PositiveID Corporation on January 25, 2012).

10.68

Shared Services Agreement, dated January 11,  2012, between PositiveID Corporation and VeriTeQ Acquisition Corporation (incorporated by reference to Exhibit 10.68 of the Form S-1 previously filed by PositiveID Corporation on January 25, 2012).

10.69

Registration Rights Agreement, dated January 13, 2012, between PositiveID Corporation and Ironridge Technology Co. (incorporated by reference to Exhibit 10.3 of the Form 8-K previously filed by PositiveID Corporation on January 13, 2012).

21.1	List of Subsidiaries of PositiveID Corporation (incorporated by reference to Exhibit 21.1 of the Form S-1 previously filed by PositiveID Corporation on January 31, 2012).
23.1	Consent of EisnerAmper LLP
23.2	Consent of Holland & Knight LLP (included in Exhibit 5.1)
24.1	Power of Attorney **

*      Management contract or compensatory plan.

†      Confidential treatment has been obtained with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

**    Previously filed.